Exhibit 99.2

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the year ended October 31, 2017, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2017. This MD&A is dated November 29, 2017. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1	Group Financial condition
		Balance Sheet Review	26
		Credit Portfolio Quality	27
Financial results overview		Capital Position	40
Net Income	5	Securitization and Off-Balance Sheet Arrangements	48
Revenue	6	Related-Party Transactions	50
Provision for Credit Losses	7	Financial Instruments	50
Expenses	7
Taxes	8	Risk Factors and management
Quarterly Financial Information	9	Risk Factors that May Affect Future Results	51
		Managing Risk	54
Business segment analysis
Business Focus	10	Accounting standards and policies
Canadian Retail	13	Critical Accounting Policies and Estimates	87
U.S. Retail	16	Current and Future Changes in Accounting Policies	89
Wholesale Banking	20	Controls and Procedures	92
Corporate	22
		ADDITIONAL FINANCIAL INFORMATION	93
2016 Financial Results overview
Summary of 2016 Performance	23
2016 Financial Performance by Business Line	24

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access, or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 1

Financial results overview

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had $1.3 trillion in assets on October 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 2. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results on a reported basis for the Bank.

TABLE 1: OPERATING RESULTS – Reported
(millions of Canadian dollars)	2017	2016	2015
Net interest income	$20,847	$19,923	$18,724
Non-interest income	15,302	14,392	12,702
Total revenue	36,149	34,315	31,426
Provision for credit losses	2,216	2,330	1,683
Insurance claims and related expenses	2,246	2,462	2,500
Non-interest expenses	19,366	18,877	18,073
Income before income taxes and equity in net income of an investment in TD Ameritrade	12,321	10,646	9,170
Provision for income taxes	2,253	2,143	1,523
Equity in net income of an investment in TD Ameritrade	449	433	377
Net income – reported	10,517	8,936	8,024
Preferred dividends	193	141	99
Net income available to common shareholders and non-controlling interests in subsidiaries	$10,324	$8,795	$7,925
Attributable to:
Common shareholders	$10,203	$8,680	$7,813
Non-controlling interests	121	115	112

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 2

TABLE 2 : NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	2017	2016	2015
Operating results – adjusted
Net interest income	$20,847	$19,923	$18,724
Non-interest income[1]	15,099	14,385	12,713
Total revenue	35,946	34,308	31,437
Provision for credit losses	2,216	2,330	1,683
Insurance claims and related expenses	2,246	2,462	2,500
Non-interest expenses[2]	19,092	18,496	17,076
Income before income taxes and equity in net income of an investment in TD Ameritrade	12,392	11,020	10,178
Provision for (recovery of) income taxes	2,336	2,226	1,862
Equity in net income of an investment in TD Ameritrade[3]	531	498	438
Net income – adjusted	10,587	9,292	8,754
Preferred dividends	193	141	99
Net income available to common shareholders and non-controlling interests
in subsidiaries – adjusted	10,394	9,151	8,655
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	121	115	112
Net income available to common shareholders – adjusted	10,273	9,036	8,543
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(310)	(335)	(350)
Charges associated with the Scottrade transaction[5]	(46)	–	–
Dilution gain on the Scottrade transaction[6]	204	–	–
Loss on sale of the Direct Investing business in Europe[7]	(42)	–	–
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[8]	41	7	62
Impairment of goodwill, non-financial assets, and other charges[9]	–	(111)	–
Restructuring charges[10]	–	–	(686)
Charge related to the acquisition in U.S. strategic cards portfolio and related integration costs[11]	–	–	(82)
Litigation and litigation-related charge(s)/reserve(s)[12]	–	–	(13)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles	(78)	(89)	(95)
Charges associated with the Scottrade transaction	(10)	–	–
Dilution gain on the Scottrade transaction	–	–	–
Loss on sale of the Direct Investing business in Europe	(2)	–	–
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	7	1	7
Impairment of goodwill, non-financial assets, and other charges	–	5	–
Restructuring charges	–	–	(215)
Charge related to the acquisition in U.S. strategic cards portfolio and related integration costs	–	–	(31)
Litigation and litigation-related charge(s)/reserve(s)	–	–	(5)
Total adjustments for items of note	(70)	(356)	(730)
Net income available to common shareholders – reported	$10,203	$8,680	$7,813
1	Adjusted non-interest income excludes the following items of note: Dilution gain on the Scottrade transaction, as explained in footnote 6 - 2017 – $204 million. Loss on sale of the Direct Investing business in Europe, as explained in footnote 7 - 2017 – $42 million. Gain on fair value of derivatives hedging the reclassified available-for-sale securities portfolio, as explained in footnote 8 - 2017 – $41 million, 2016 – $7 million, and 2015 – $62 million. These amounts were reported in the Corporate segment. Charges related to the acquisition in the U.S. strategic cards portfolio, as explained in footnote 11 - 2015 – $73 million. This amount was reported in the U.S. Retail segment.
2	Adjusted non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 4 - 2017 – $248 million, 2016 – $270 million, and 2015 – $289 million, reported in the Corporate segment. Charges associated with the Bank's acquisition of Scottrade Bank, as explained in footnote 5 - 2017 – $26 million, reported in the U.S. Retail segment. Impairment of goodwill, non-financial assets, and other charges as explained in footnote 9 - 2016 – $111 million, and initiatives to reduce costs, as explained in footnote 10 - 2015 – $686 million, reported in Corporate segment. Integration costs related to the acquisition in U.S. strategic cards portfolio, as explained in footnote 11 - 2015 – $9 million, and litigation charges and recovery of litigation losses as explained in footnote 12 - 2015 – $52 million and $39 million, respectively, reported in the U.S. Retail segment.
3	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles as explained in footnote 4 - 2017 – $62 million, 2016 – $65 million, and 2015 – $61 million. These amounts were reported in the Corporate segment. The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 5 - 2017 – $20 million. This amount was reported in the U.S. Retail segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade. Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income including $26 million ($16 million after tax) relating to the charges associated with the Bank's acquisition of Scottrade Bank and $20 million after tax amounts relating to the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade reported in the U.S. Retail segment.
6	In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights (together with the Bank's acquisition of Scottrade Bank and TD Ameritrade's acquisition of Scottrade, the "Scottrade transaction"). As a result of the share issuances, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.
7	On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax, which remains subject to the final purchase price adjustment, was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.
8	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
9	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets, and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that had been experiencing continued losses. These amounts are reported in the Corporate segment.
10	In fiscal 2015, the Bank recorded restructuring charges of $686 million ($471 million after tax) on a net basis. During 2015, the Bank commenced its restructuring review and in the second quarter of 2015 recorded $337 million ($228 million after tax) of restructuring charges and recorded an additional restructuring charge of $349 million ($243 million after tax) on a net basis in the fourth quarter of 2015. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
11	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in non-interest income. In addition, the Bank incurred set-up, conversion, and other one-time costs related to integration of the acquired cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.
12	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015. During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available. The amount for fiscal 2015 reflects this recovery of previous settlements.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 3

TABLE 3: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)	2017	2016	2015
Basic earnings per share – reported	$5.51	$4.68	$4.22
Adjustments for items of note[2]	0.04	0.20	0.40
Basic earnings per share – adjusted	$5.55	$4.88	$4.62

Diluted earnings per share – reported	$5.50	$4.67	$4.21
Adjustments for items of note[2]	0.04	0.20	0.40
Diluted earnings per share – adjusted	$5.54	$4.87	$4.61
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TABLE 4: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	2017	2016	2015
TD Bank, National Association (TD Bank, N.A.)	$91	$108	$116
TD Ameritrade Holding Corporation (TD Ameritrade)[2]	62	65	61
MBNA Canada	42	36	37
Aeroplan	17	17	17
Other	20	20	24
	232	246	255
Software and asset servicing rights	351	340	289
Amortization of intangibles, net of income taxes	$583	$586	$544

1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
2	Included in equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure and is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)	2017	2016	2015
Average common equity	$68,349	$65,121	$58,178
Net income available to common shareholders – reported	10,203	8,680	7,813
Items of note, net of income taxes[1]	70	356	730
Net income available to common shareholders – adjusted	10,273	9,036	8,543
Return on common equity – reported	14.9%	13.3%	13.4%
Return on common equity – adjusted	15.0	13.9	14.7
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

SIGNIFICANT EVENTS IN 2017

On September 18, 2017, the Bank acquired 100% of the outstanding equity of Scottrade Bank, a federal savings bank wholly-owned by Scottrade, for cash consideration of approximately $1.6 billion (US$1.4 billion). Scottrade Bank merged with TD Bank, N.A. In connection with the acquisition, TD has agreed to accept sweep deposits from Scottrade clients, expanding the Bank's sweep deposit activities. The acquisition is consistent with the Bank's U.S. strategy and is accounted for as a business combination under the purchase method.

The acquisition contributed $15 billion of investment securities, $5 billion of loans, and $19 billion of deposit liabilities. Goodwill of $34 million reflects the excess of the consideration paid over the fair value of the identifiable net assets acquired. The results of the acquired business have been consolidated from the date of close and are included in the U.S. Retail segment.

TD Ameritrade also concurrently completed its acquisition of Scottrade on September 18, 2017 for cash and TD Ameritrade shares. Pursuant to its pre-emptive rights, the Bank purchased 11.1 million new common shares in TD Ameritrade. As a result of the share issuance, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 4

FINANCIAL RESULTS OVERVIEW

Net Income

Reported net income for the year was $10,517 million, an increase of $1,581 million, or 18%, compared with last year. The increase reflects revenue growth, lower insurance claims, and PCL, partially offset by higher non-interest expenses. The reported ROE for the year was 14.9%, compared with 13.3% last year. Adjusted net income of $10,587 million increased $1,295 million, or 14%, compared with last year.

By segment, the increase in reported net income was due to an increase in Canadian Retail of $537 million, or 9%, an increase in U.S. Retail of $363 million, or 12%, an increase in Wholesale Banking[2] of $119 million, or 13% and a lower net loss in the Corporate segment of $562 million, or 60%.

Reported diluted EPS for the year was $5.50, an increase of 18%, compared with $4.67 last year. Adjusted diluted EPS for the year was $5.54, a 14% increase, compared with $4.87 last year.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year. Appreciation of the Canadian dollar had an unfavourable impact on the U.S. Retail segment earnings for the year ended October 31, 2017, compared with last year, as shown in the following table.

TABLE 6: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	2017 vs. 2016	2016 vs. 2015
	Increase (Decrease)	Increase (Decrease)
U.S. Retail Bank
Total revenue	$(151)	$581
Non-interest expenses – reported	(90)	344
Non-interest expenses – adjusted	(89)	344
Net income – reported, after tax	(39)	157
Net income – adjusted, after tax	(40)	157
Equity in net income of an investment in TD Ameritrade – reported	(4)	33
Equity in net income of an investment in TD Ameritrade – adjusted	(7)	33
U.S. Retail segment increased net income – reported, after tax	(43)	190
U.S. Retail segment increased net income – adjusted, after tax	(47)	190
Earnings per share (Canadian dollars)
Basic – reported	$(0.02)	$0.10
Basic – adjusted	(0.03)	0.10
Diluted – reported	(0.02)	$0.10
Diluted – adjusted	(0.03)	0.10

On a trailing twelve month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate would have increased/decreased U.S. Retail segment net income by approximately $44 million.

[1]	Amounts exclude Corporate Segment.
[2]	Net interest income within Wholesale Banking is calculated on a tax equivalent basis (TEB). Refer to the "Business Segment Analysis" section in this document for additional details.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 5

FINANCIAL RESULTS OVERVIEW

Revenue

Reported revenue was $36,149 million, an increase of $1,834 million, or 5%, compared with last year. Adjusted revenue was $35,946 million, an increase of $1,638 million, or 5%, compared with last year.

NET INTEREST INCOME

Net interest income for the year was $20,847 million, an increase of $924 million, or 5%, compared with last year. The increase reflects loan and deposit volume growth in the Canadian and U.S. Retail segments, and a more favourable interest rate environment. The increase was partially offset by a favourable accounting impact from balance sheet management activities in the prior year, which was largely offset in non-interest income.

By segment, the increase in reported net interest income was due to an increase in Canadian Retail of $632 million, or 6%, an increase in U.S. Retail of $393 million, or 6%, and an increase in Wholesale Banking of $119 million, or 7%, partially offset by a decrease in the Corporate segment of $220 million, or 19%.

NET INTEREST MARGIN

Net interest margin declined by 5 basis points (bps) during the year to 1.96%, compared with 2.01% last year, primarily due to a change in non-retail product mix and a favourable accounting impact from balance sheet management activities in the prior year, the latter of which was largely offset in non-interest income.

NON-INTEREST INCOME

Reported non-interest income for the year was $15,302 million, an increase of $910 million, or 6%, compared with last year. The increase reflects fee growth in the Canadian and U.S. Retail segments, a dilution gain on the Scottrade transaction, an unfavourable accounting impact from balance sheet management activities in the prior year, which was largely offset in net interest income, and increased corporate lending fees in Wholesale Banking, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims. Adjusted non-interest income for the year was $15,099 million, an increase of $714 million, or 5%, compared with last year.

By segment, the increase in reported non-interest income was due to an increase in U.S. Retail of $369 million, or 16%, an increase in Canadian Retail of $221 million, or 2%, an increase in the Corporate segment of $198 million, or 44%, and an increase in Wholesale Banking of $122 million, or 9%.

TABLE 7: NON-INTEREST INCOME
(millions of Canadian dollars, except as noted)	2017 vs. 2016
	2017	2016	2015	% change
Investment and securities services
Broker dealer fees and commissions	$493	$463	$430	6
Full-service brokerage and other securities services	960	853	760	13
Underwriting and advisory	589	546	443	8
Investment management fees	534	505	481	6
Mutual fund management	1,738	1,623	1,569	7
Trust fees	145	153	150	(5)
Total investment and securities services	4,459	4,143	3,833	8
Credit fees	1,130	1,048	925	8
Net securities gains (losses)	128	54	79	137
Trading income (losses)	303	395	(223)	(23)
Service charges	2,648	2,571	2,376	3
Card services	2,388	2,313	1,766	3
Insurance revenue	3,760	3,796	3,758	(1)
Other income (loss)	486	72	188	575
Total	$15,302	$14,392	$12,702	6

TRADING-RELATED INCOMe

Trading-related income is the total of net interest income on trading positions, trading income (loss), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities in the following table. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Trading-related income excludes underwriting fees and commissions on securities transactions. Management believes that the total trading-related income is the appropriate measure of trading performance.

Trading-related income for the year was $1,084 million, a decrease of $251 million, or 19%, compared with last year. The decrease in trading-related income over last year reflected lower equity trading (excluding TEB) and lower fixed income, partially offset by foreign exchange trading.

Trading-related income by product line depicts trading income for each major trading category.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 6

TABLE 8: TRADING-RELATED INCOME
(millions of Canadian dollars)	For the years ended October 31
	2017	2016	2015
Net interest income (loss)[1]	$770	$934	$1,380
Trading income (loss)	303	395	(223)
Financial instruments designated at fair value through profit or loss[2]	11	6	(5)
Total	1,084	1,335	1,152
By product
Interest rate and credit	668	742	636
Foreign exchange	673	622	467
Equity and other[1]	(268)	(35)	54
Financial instruments designated at fair value through profit or loss[2]	11	6	(5)
Total	$1,084	$1,335	$1,152
1	Excludes TEB.
2	Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

FINANCIAL RESULTS OVERVIEW

Provision for Credit Losses

PCL for the year was $2,216 million, a decrease of $114 million, or 5%, compared with last year. The decrease primarily reflects higher provisions for incurred but not identified credit losses recognized in the prior year, the recovery of specific provisions in the oil and gas sector, and lower provisions in the Canadian Retail segment. The decrease is partially offset by higher provisions in the U.S. Retail segment due to volume growth, mix change in auto loans and credit cards, and seasoning in credit cards.

By segment, the decrease in PCL was due to a decrease in Wholesale Banking of $102 million, a decrease in the Corporate segment of $35 million, or 7%, and a decrease in Canadian Retail of $25 million, or 2%, partially offset by an increase in U.S. Retail of $48 million, or 6%.

FINANCIAL RESULTS OVERVIEW

Expenses

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $19,366 million, an increase of $489 million, or 3%, compared with last year. The increase was primarily due to higher employee-related expenses including variable compensation, and investments in technology modernization and customer-focused initiatives. These increases were partially offset by productivity savings and the positive impact of tax adjustments in the current year.

By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $377 million, or 4%, an increase in Wholesale Banking of $190 million, or 11%, and an increase in U.S. Retail of $185 million, or 3%, partially offset by a decrease in the Corporate segment of $263 million, or 9%.

Adjusted non-interest expenses were $19,092 million, an increase of $596 million, or 3%, compared with last year.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7

Insurance claims and related expenses

Insurance claims and related expenses were $2,246 million, a decrease of $216 million, or 9%, compared with last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, less weather related events, and more favourable prior years' claims development, partially offset by higher current year claims.

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio was 53.6%, compared with 55.0% last year.

TABLE 9: NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars, except as noted)	2017 vs. 2016
	2017	2016	2015	% change
Salaries and employee benefits
Salaries	$5,839	$5,576	$5,452	5
Incentive compensation	2,454	2,170	2,057	13
Pension and other employee benefits	1,725	1,552	1,534	11
Total salaries and employee benefits	10,018	9,298	9,043	8
Occupancy
Rent	917	915	887	–
Depreciation and impairment losses	402	427	376	(6)
Other	475	483	456	(2)
Total occupancy	1,794	1,825	1,719	(2)
Equipment
Rent	184	182	172	1
Depreciation and impairment losses	201	202	212	–
Other	607	560	508	8
Total equipment	992	944	892	5
Amortization of other intangibles	704	708	662	(1)
Marketing and business development	726	743	728	(2)
Restructuring charges	2	(18)	686	111
Brokerage-related fees	314	316	324	(1)
Professional and advisory services	1,165	1,232	1,032	(5)
Other expenses
Capital and business taxes	140	176	139	(20)
Postage	222	225	222	(1)
Travel and relocation	171	191	175	(10)
Other	3,118	3,237	2,451	(4)
Total other expenses	3,651	3,829	2,987	(5)
Total expenses	$19,366	$18,877	$18,073	3
Efficiency ratio – reported	53.6%	55.0%	57.5%	(140)	bps
Efficiency ratio – adjusted[1]	53.1	53.9	54.3	(80)

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes increased $92 million, or 3%, compared with last year, reflecting an increase in income tax expense of $110 million, or 5%, and a decrease in other taxes of $18 million, or 1%. Adjusted total income and other taxes were up $92 million from last year, reflecting an increase in income tax expense of $110 million, or 5%.

The Bank's reported effective tax rate was 18.3% for 2017, compared with 20.1% last year. The year-over-year decrease was largely due to higher tax-exempt dividend income, and a non-taxable dilution gain on the Scottrade transaction. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2017 Consolidated Financial Statements.

The Bank’s adjusted effective income tax rate for 2017 was 18.9%, compared with 20.2% last year. The year-over-year decrease was largely due to higher tax-exempt dividend income.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $268 million in 2017, compared with $214 million last year, was not part of the Bank’s effective tax rate.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 8

TABLE 10: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes[1]
(millions of Canadian dollars, except as noted)	2017	2016	2015
Provision for income taxes – reported	$2,253	$2,143	$1,523
Total adjustments for items of note[2,3]	83	83	339
Provision for income taxes – adjusted	2,336	2,226	1,862
Other taxes
Payroll	517	502	485
Capital and premium	136	169	135
GST, HST, and provincial sales[4]	462	461	428
Municipal and business	202	203	181
Total other taxes	1,317	1,335	1,229
Total taxes – adjusted	$3,653	$3,561	$3,091
Effective income tax rate – reported	18.3%	20.1%	16.6%
Effective income tax rate – adjusted[5]	18.9	20.2	18.3

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
3	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
4	Goods and services tax (GST) and Harmonized sales tax (HST).
5	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2017 PERFORMANCE SUMMARY

Reported net income for the quarter was $2,712 million, an increase of $409 million, or 18%, compared with fourth quarter last year. The increase reflects revenue growth and lower non-interest expenses, partially offset by higher insurance claims and higher PCL. Adjusted net income for the quarter was $2,603 million, an increase of $256 million, or 11%, compared with the fourth quarter last year. Reported diluted EPS for the quarter was $1.42, an increase of 18%, compared with $1.20 in the fourth quarter of last year. Adjusted diluted EPS for the quarter was $1.36, an increase of 11%, compared with $1.22 in the fourth quarter of last year.

Reported revenue for the quarter was $9,270 million, an increase of $525 million, or 6%, compared with the fourth quarter last year.

Net interest income for the quarter was $5,330 million, an increase of $258 million, or 5%, primarily due to higher loan and deposit volume growth, and higher deposit margins in the Canadian and U.S. Retail segments, partially offset by lower trading-related net interest income. By segment, the increase in reported net interest income was due to an increase in Canadian Retail of $222 million, or 9%, an increase in the Corporate segment of $115 million, or 39%, and an increase in U.S. Retail of $40 million, or 2%, partially offset by a decrease in Wholesale Banking of $119 million, or 30%. Adjusted net interest income for the quarter was $5,330 million, an increase of $258 million, or 5%.

Non-interest income for the quarter was $3,940 million, an increase of $267 million, or 7% reflecting the dilution gain on the Scottrade transaction reported as an item of note, higher wealth fee-based revenue, trading and advisory fee revenue in the Wholesale Banking, and lower revenue from treasury and balance sheet management activities in the Corporate segment. By segment, the increase in reported non-interest income was due to increase in the Corporate segment of $92 million, or 67%, an increase in U.S. Retail of $77 million, or 13%, an increase in Wholesale Banking of $72 million, or 21%, and an increase in Canadian Retail of $26 million, or 1%. Adjusted non-interest income for the quarter was $3,736 million, an increase of $82 million, or 2%.

PCL for the quarter was $578 million, an increase of $30 million, or 5%, compared with the fourth quarter last year. The increase was primarily due to higher provisions related to growth and mix in auto lending and credit cards in the U.S. Retail segment, partially offset by a higher prior year increase in commercial allowance in the U.S. Retail segment. By segment, the increase in PCL was due to increase in the Corporate Segment of $40 million, or 44%, an increase in U.S. Retail of $10 million, or 5%, partially offset by a decrease in Canadian Retail of $19 million, or 7%, and a decrease in Wholesale Banking of $1 million.

Insurance claims and related expenses for the quarter were $615 million, an increase of $30 million, or 5%, compared with the fourth quarter last year, reflecting higher current year claims, partially offset by less weather related events, and more favourable prior years' claims development.

Reported non-interest expenses for the quarter were $4,828 million, a decrease of $20 million, compared with the fourth quarter last year, reflecting productivity savings, the positive impact of tax adjustments in the current quarter, and the sale of the Direct Investing business in Europe. The decrease was partially offset by higher employee-related expenses, and higher investment in technology initiatives. By segment, the decrease in reported non-interest expenses was due to a decrease in the Corporate segment of $60 million, or 9%, a decrease in Wholesale Banking of $12 million, or 3%, partially offset by an increase in U.S. Retail of $30 million, or 2%, and an increase in Canadian Retail of $22 million, or 1%. Adjusted non-interest expenses for the quarter were $4,739 million, a decrease of $45 million, or 1%, compared with fourth quarter last year.

The Bank's reported effective tax rate was 19.7% for the quarter, compared with 20.1% in the same quarter last year. The decrease was largely due to a non-taxable dilution gain on the Scottrade transaction, partially offset by lower tax-exempt dividend income. The Bank's adjusted effective tax rate was 21.3% for the quarter, compared with 20.4% in the same quarter last year. The increase was largely due to lower tax-exempt dividend income.

QUARTERLY TREND ANALYSIS

Subject to the impact of seasonal trends and items of note, the Bank has increased reported earnings over the past eight quarters reflecting a consistent strategy, revenue growth, expense discipline, and investments to support future growth. The Bank's earnings reflect increasing revenue from loan and deposit volume growth, increasing margins, and wealth asset growth in the Canadian and U.S. Retail segments, as well as growth in trading revenue, underwriting, and corporate lending volumes in the Wholesale Banking segment. Revenue growth is partially offset by moderate expense growth in all business segments. The Bank's quarterly earnings are impacted by seasonality, the number of days in a quarter, the economic environment in Canada and the U.S., and foreign currency translation.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 9

TABLE 11: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)					For the three months ended
	2017				2016
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$5,330	$5,267	$5,109	$5,141	$5,072	$4,924	$4,880	$5,047
Non-interest income	3,940	4,019	3,364	3,979	3,673	3,777	3,379	3,563
Total revenue	9,270	9,286	8,473	9,120	8,745	8,701	8,259	8,610
Provision for credit losses	578	505	500	633	548	556	584	642
Insurance claims and related expenses	615	519	538	574	585	692	530	655
Non-interest expenses	4,828	4,855	4,786	4,897	4,848	4,640	4,736	4,653
Provision for (recovery of) income taxes	640	760	257	596	555	576	466	546
Equity in net income of an investment in
TD Ameritrade	103	122	111	113	94	121	109	109
Net income – reported	2,712	2,769	2,503	2,533	2,303	2,358	2,052	2,223
Pre-tax adjustments for items of note[1]
Amortization of intangibles	78	74	78	80	80	79	86	90
Charges associated with the Scottrade transaction	46	–	–	–	–	–	–	–
Dilution gain on the Scottrade transaction	(204)	–	–	–	–	–	–	–
Loss on sale of TD Direct Investment
business in Europe	–	42	–	–	–	–	–	–
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	–	–	–	(41)	(19)	–	58	(46)
Impairment of goodwill, non-financial assets,
and other charges	–	–	–	–	–	–	111	–
Total pre-tax adjustments for items of note	(80)	116	78	39	61	79	255	44
Provision for (recovery of) income taxes
items of note	29	20	20	14	17	21	25	20
Net income – adjusted	2,603	2,865	2,561	2,558	2,347	2,416	2,282	2,247
Preferred dividends	50	47	48	48	43	36	37	25
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,553	2,818	2,513	2,510	2,304	2,380	2,245	2,222
Attributable to:
Common shareholders – adjusted	2,518	2,789	2,485	2,481	2,275	2,351	2,217	2,193
Non-controlling interests – adjusted	$35	$29	$28	$29	$29	$29	$28	$29

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.42	$1.46	$1.31	$1.32	$1.20	$1.24	$1.07	$1.17
Adjusted	1.36	1.51	1.34	1.34	1.23	1.27	1.20	1.18
Diluted earnings per share
Reported	1.42	1.46	1.31	1.32	1.20	1.24	1.07	1.17
Adjusted	1.36	1.51	1.34	1.33	1.22	1.27	1.20	1.18
Return on common equity – reported	15.4%	15.5%	14.4%	14.4%	13.3%	14.1%	12.5%	13.3%
Return on common equity – adjusted	14.7	16.1	14.8	14.5	13.6	14.5	14.0	13.5

(billions of Canadian dollars, except as noted)
Average earning assets	$1,077	$1,077	$1,056	$1,041	$1,031	$989	$969	$975
Net interest margin as a percentage
of average earning assets	1.96%	1.94%	1.98%	1.96%	1.96%	1.98%	2.05%	2.06%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

business segment analysis

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following three key business segments:

Canadian Retail, U.S. Retail, and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Canadian Retail provides a full range of financial products and services to over 15 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses. Under the TD Canada Trust brand, personal banking provides a full range of financial products and services through its network of 1,128 branches, 3,157 automated teller machines (ATM), telephone, internet, and mobile banking. Business Banking serves the needs of small, medium, and large Canadian businesses by offering a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. Auto Finance provides flexible financing options to customers at point of sale for automotive and recreational vehicle purchases through our dealer network. The credit card business provides a comprehensive line-up of credit cards including proprietary, co-branded, and affinity credit card programs. The wealth business offers a wide range of wealth products and services to a large and diverse set of retail and institutional clients in Canada through the direct investing, advice-based, and asset management businesses. The insurance business offers property and casualty insurance, as well as life and health insurance products in Canada.

U.S. Retail comprises the Bank's personal and business banking operations under the brand TD Bank, America's Most Convenient Bank®, and wealth management in the U.S. Personal banking provides a full range of financial products and services to over 8 million retail customers through multiple delivery channels, including a network of 1,270 stores located along the east coast from Maine to Florida, mobile and internet banking, ATM, and telephone. Business banking serves the needs of businesses, through a diversified range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Wealth management offers a range of wealth products and services to retail and institutional clients. U.S. Retail works with TD Ameritrade to refer mass affluent clients to TD Ameritrade for their direct investing needs. The results of the Bank's equity investment in TD Ameritrade are included in U.S. Retail and reported as equity in net income of an investment in TD Ameritrade.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 10

Wholesale Banking offers a wide range of capital markets and corporate and investment banking services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD's strategy, providing market access to TD's wealth and retail operations, and providing wholesale banking solutions to our partners and their customers.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. Corporate segment comprises of a number of service and control groups such as technology solutions, direct channels, marketing, human resources, finance, risk management, compliance, legal, anti-money laundering, and others. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management's evaluation of the Bank's business segments.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, refer to the "How the Bank Reports" section of this document and Note 29 of the 2017 Consolidated Financial Statements. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "Return on Common Equity" section.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $654 million, compared with $312 million last year.

The "Business Outlook and Focus for 2018" section for each business segment, provided on the following pages, is based on the Bank's views and the assumptions set out in the "Economic Summary and Outlook" section and the actual outcome may be materially different. For more information, refer to the "Caution Regarding Forward-Looking Statements" section and the "Risk Factors That May Affect Future Results" section.

TABLE 12: RESULTS BY SEGMENT[1]
(millions of Canadian dollars)	Canadian				Wholesale
	Retail		U.S. Retail		Banking[2,3]		Corporate[2,3]		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Net interest income (loss)	$10,611	$9,979	$7,486	$7,093	$1,804	$1,685	$946	$1,166	$20,847	$19,923
Non-interest income (loss)	10,451	10,230	2,735	2,366	1,467	1,345	649	451	15,302	14,392
Total revenue[4]	21,062	20,209	10,221	9,459	3,271	3,030	1,595	1,617	36,149	34,315
Provision for (recovery of) credit losses	986	1,011	792	744	(28)	74	466	501	2,216	2,330
Insurance claims and related expenses	2,246	2,462	–	–	–	–	–	–	2,246	2,462
Non-interest expenses	8,934	8,557	5,878	5,693	1,929	1,739	2,625	2,888	19,366	18,877
Income (loss) before income taxes	8,896	8,179	3,551	3,022	1,370	1,217	(1,496)	(1,772)	12,321	10,646
Provision for (recovery of) income taxes	2,371	2,191	671	498	331	297	(1,120)	(843)	2,253	2,143
Equity in net income of an investment
in TD Ameritrade	–	–	442	435	–	–	7	(2)	449	433
Net income (loss) – reported	6,525	5,988	3,322	2,959	1,039	920	(369)	(931)	10,517	8,936
Pre-tax adjustments for items of note[5]
Amortization of intangibles	–	–	–	–	–	–	310	335	310	335
Charges associated with the Scottrade transaction	–	–	46	–	–	–	–	–	46	–
Dilution gain on the Scottrade transaction	–	–	–	–	–	–	(204)	–	(204)	–
Loss on sale of the Direct Investing business
in Europe	–	–	–	–	–	–	42	–	42	–
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	–	–	–	–	–	–	(41)	(7)	(41)	(7)
Impairment of goodwill, non-financial assets,
and other charges	–	–	–	–	–	–	–	111	–	111
Total pre-tax adjustments for items of note	–	–	46	–	–	–	107	439	153	439
Provision for (recovery of) income taxes for
items of note	–	–	10	–	–	–	73	83	83	83
Net income (loss) – adjusted	$6,525	$5,988	$3,358	$2,959	$1,039	$920	$(335)	$(575)	$10,587	$9,292

Average common equity	$14,434	$14,291	$34,278	$33,687	$5,979	$5,952	$13,658	$11,191	$68,349	$65,121
CET1 Capital risk-weighted assets[6]	99,693	99,025	227,671	222,995	62,428	67,416	45,958	16,408	435,750	405,844
1	The presentation of the U.S. strategic cards portfolio revenues, provision for credit losses, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share.
2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3	Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the credit default swap (CDS) and interest rate swap contracts hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate Segment.
4	Effective fiscal 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
5	For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
6	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada's (OSFI)-prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2016, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%, respectively. As the Bank is constrained by the Basel 1 regulatory floor, the RWA as it relates to the regulatory floor is calculated based on the Basel 1 risk weights which are the same for all capital ratios.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 11

Economic Summary and Outlook

The pace of global expansion in recent quarters has surpassed expectations in a number of regions, particularly for the United States and Eurozone. Global real Gross Domestic Product (GDP) is expected to run at a 3.6% average pace over the 2017-19 calendar period. Accommodative monetary policy in advanced economies will continue to play a supporting role, particularly for domestic demand. Rebounding global trade volumes have also been a welcome development, which together with rising domestic demand is evidence of an ongoing, self-sustaining expansion.

In the United States, the initial release of real GDP for the July to September 2017 period revealed a brisk 3% rate of growth, despite the negative impacts of hurricane damage. Post-hurricane rebuilding efforts are expected to further support activity in the closing months of calendar 2017, lifting auto sales in particular. Consumer spending is expected to remain a key driver of U.S. economic growth, supported by ongoing employment and aggregate income gains.

As time goes by, a moderation of U.S. growth to around 2% to 2.5% is expected, consistent with an economy that is in the mature phase of the business cycle. Our outlook does not incorporate any evolving federal budget developments around taxes or spending. Still, solid labour markets and modest inflationary pressures are forecast to be sufficient to stir the Federal Reserve to action at its upcoming meeting on December 12th and 13th, where a further 25 bps hike in the overnight rate is expected. An additional 50 bps of tightening is anticipated in each calendar year, 2018 and 2019. A continuation of tepid inflation, which has been running well below the Federal Reserve's 2% target, remains the key downside risk to this outlook. Central bank officials point to transitory shocks as working to hold back inflation, but also acknowledge that more persistent factors, such as the emergence of e-commerce, may also be at play. In addition, outcomes related to government policy, both trade-related and domestic, could work to delay or hasten the Fed's efforts to normalize monetary policy in the coming years.

After experiencing a negative oil price shock in the 2015 and early 2016 calendar years, Canada's economy bounced back this year. In the second calendar quarter of 2017, the economy expanded at a robust 4.5% rate (annualized), bringing the year-over-year rate to 3.7%. Broad-based gains have been recorded across sectors. A key exception was a government policy-induced retreat in residential investment over the April to June period. Despite a pull-back in the housing sector, the Canadian job market has added more than 340,000 net full-time positions in the ten months ending October 2017 – the strongest 10-month pace amount since 1999.

However, the economic performance in the first half of the year was unsustainable and the Canadian economy has moved into a normalization phase that is more consistent with underlying fundamentals. The economic data released since this autumn point to a moderation of growth to around the 2% mark in the second half of the calendar year. Recent data have revealed several months of weak or declining exports, while households have been slowing their spending to a more sustainable rate. Measures undertaken by governments and regulators to both cool housing markets and support longer-term financial stability are expected to remain a near-term headwind on residential investment activity, with recently-announced changes to underwriting requirements by OSFI set to come into effect in January 2018. Similar to the U.S., Canada appears to be entering the mature phase of the economic cycle, as evidenced by the Bank of Canada's willingness to raise interest rates. As such, economic growth in Canada is expected to fall within a more sustainable range of 1.5-2% in the 2018 and 2019 calendar years.

Regionally, convergence in economic growth is ongoing, with commodity producers leading the way. Following two difficult years, Alberta is expected to record the fastest provincial growth rate in the 2017 calendar year of close to 4%. Meanwhile, the pace of expansion in British Columbia and Ontario likely eased somewhat, to slightly below 3%. Elsewhere, economic growth has remained modest but steady this year. Alberta and other energy-driven economies are expected to remain on the recovery track.

After increasing its short-term policy interest rate in both July and September, the Bank of Canada has shifted the tone of its communications, signalling that it is likely to proceed at a slower pace going forward within a more risk-management focused framework. Although the Bank of Canada estimates that the economy is running at or near capacity, it continues to see persistent labour market slack as a mitigating force on inflation. The caution is expected to translate into a moderate pace of tightening, with an additional 50 bps increase in its policy rate anticipated by the end of calendar 2018. Consistent with this, the Canadian dollar is expected to remain in the US78 to US81 cent range through the end of 2018.

Key downside risks to the Canadian economy relate to the possibility of a more pronounced than expected slowdown in Canadian housing activity and a period of household deleveraging. Another risk relates to the outcome of the North American Free Trade Agreement (NAFTA) negotiations. Although recent developments have revealed heightened tensions surrounding the possibility of U.S. withdrawal from the treaty, even if this risk doesn't materialize, prolonged uncertainty may delay or discourage investment intentions among Canadian and U.S. firms. In addition, a number of geo-political risks, including heightened tensions surrounding North Korea, negotiations over the United Kingdom's (U.K.) exit from the European Union (E.U.), and the ongoing populist threat to established political and economic systems may keep global uncertainty elevated and drive bouts of financial market volatility.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 12

BUSINESS SEGMENT ANALYSIS

Canadian Retail

Canadian Retail offers a full range of financial products and services to over 15 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses.

TABLE 13: REVENUE
(millions of Canadian dollars)	2017	2016	2015
Personal banking	$10,706	$10,157	$9,993
Business banking	2,702	2,454	2,323
Wealth	3,838	3,640	3,436
Insurance	3,816	3,958	3,933
Total	$21,062	$20,209	$19,685

Business Highlights

•	Continued to focus on customer service and convenience by optimizing our branch network, investing in our digital channel experience, and enhancing the value proposition of our products, including waiving fees for withdrawals at non-TD ATMs across Canada.
•	Ranked first among the Big 5 Canadian Retail Banks[3] for "Customer Service Excellence"[4], "Online Banking Excellence"[5], "Mobile Banking Excellence"[6] and "ATM Banking Excellence"[7], according to Ipsos.
•	TD mobile banking app ranked as the #1 Canadian banking app according to Silicon Valley-based firm App Annie[8].
•	Ranked first in Canadian mobile banking with the highest number of mobile unique visitors according to Comscore[9].
•	Continued to generate strong volume growth across key businesses:
-	Record originations in real estate secured lending and auto finance;
-	Personal Banking recorded strong chequing and savings deposit volume growth of 9%;
-	Strong retail sales on TD credit cards with year-over-year growth of 8%;
-	Business Banking generated strong loan volume growth of 9%;
-	TD Asset Management (TDAM) accumulated record assets under management; and
-	TD Wealth Private Investment Advice had record net asset acquisition and record assets under administration.
•	TD Insurance remained the largest direct distribution insurer[10] and leader in the affinity market[10] in Canada.

3	Big 5 Canadian Retail Banks include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
4	Ipsos 2017 Best Banking Awards are based on ongoing quarterly Customer Service Index (CSI) survey results. Sample size for the total 2017 CSI program year ended with the August 2017 survey wave was 47,813 completed surveys yielding 68,744 financial institution ratings nationally. Leadership is defined as either a statistically significant lead over the other Big 5 Canadian Retail Banks (at a 95% confidence interval) or a statistically equal tie with one or more of the Big 5 Canadian Retail Banks.
5	TD Canada Trust has won the Online Banking Excellence award among the Big 5 Canadian retail banks in the proprietary Ipsos 2005-2017 Best Banking StudiesSM.
6	TD Canada Trust has won the Mobile Banking Excellence award among the Big 5 Canadian retail banks in the proprietary Ipsos 2013-2017 Best Banking StudiesSM. The Mobile Banking Excellence award was introduced in 2013.
7	TD Canada Trust has won the ATM Banking Excellence award among the Big 5 Canadian retail banks in the proprietary Ipsos 2005-2017 Best Banking StudiesSM.
8	TD ranked first according to 2017 App Annie report, which measured Monthly Active Users, Downloads, Average Sessions per User, Open Rate, and Average Review Score.
9	Source: comScore, Inc., Mobile Metrix, Canada, Home & Work, Persons:18+, November 2016 – September 2017. TD had the highest number of mobile unique visitors accessing financial services over the full fiscal year to date (November 2016 to September 2017).
10	Based on Gross Written Premiums for Property and Casualty business. Ranks based on data available from OSFI, Insurers, Insurance Bureau of Canada, and Provincial Regulators as at December 31, 2016.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 13

•	TD has maintained strong Canadian market share[11] in key products:
-	#1 in personal deposit, credit card, and Direct Investing market share; and
-	#2 in real estate secured lending, personal loan, mutual funds and Business Banking deposit and loan market share.

CHALLENGES IN 2017

•	Relatively low interest rate environment contributed to lower margins on lending products.
•	Strong competition for new and existing customers from the major Canadian banks and non-bank competitors.
•	Housing market was impacted by federal and provincial measures aimed at cooling excessive growth.
•	Heightened level of investment across all businesses to respond to evolving customer needs and intense competition.

INDUSTRY PROFILE

The personal and business banking environment in Canada is comprised of large chartered banks with sizeable regional banks and a number of niche competitors providing strong competition in specific products and markets. Continued success depends upon delivering outstanding customer service and convenience, maintaining disciplined risk management practices, and prudent expense management. The Canadian wealth management industry includes banks, insurance companies, independent mutual fund companies, brokers and independent asset management companies. Business growth in the wealth management industry lies in the ability to differentiate by providing the right products, services, tools and solutions to serve our clients' needs. The property and casualty industry in Canada is fragmented and competitive, consisting of personal and commercial lines writers, whereas the life and health insurance industry is made up of several large competitors. Success in the insurance business depends on offering a range of products that provide protection at competitive prices that properly reflect the level of risk assumed. These industries also include non-traditional competitors ranging from start-ups to established non-financial companies expanding into financial services.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Retail is to:

•	Consistently deliver legendary personal connected customer experiences across all channels and provide trusted advice to help our customers feel confident about their financial future.
•	Deepen customer relationships by delivering One TD and growing in underrepresented products and markets.
•	Execute with speed and impact, taking only those risks we can understand and manage.
•	Innovate with purpose for our customers and colleagues, simplifying to make it easier to get things done.
•	Be recognized as an extraordinary place to work where diversity and inclusiveness are valued.
•	Contribute to the well-being of our communities.

TABLE 14: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	2017	2016	2015
Net interest income	$10,611	$9,979	$9,781
Non-interest income	10,451	10,230	9,904
Total revenue	21,062	20,209	19,685
Provision for credit losses	986	1,011	887
Insurance claims and related expenses	2,246	2,462	2,500
Non-interest expenses	8,934	8,557	8,407
Provision for (recovery of) income taxes	2,371	2,191	1,953
Net income	6,525	5,988	5,938

Selected volumes and ratios
Return on common equity[1]	45.2%	41.9%	42.8%
Margin on average earning assets (including securitized assets)	2.83	2.78	2.87
Efficiency ratio	42.4	42.3	42.7
Assets under administration (billions of Canadian dollars)[2]	$387	$379	$347
Assets under management (billions of Canadian dollars)[2]	283	271	246
Number of Canadian retail branches	1,128	1,156	1,165
Average number of full-time equivalent staff	38,880	38,575	39,218

1	Capital allocated to the business segment was based on 9% CET1 Capital in 2017, 2016, and 2015.
2	Effective the first quarter of 2017, the Bank changed the framework for classifying assets under administration (AUA) and assets under management (AUM). The primary change is to recognize mutual funds sold through the branch network as part of AUA. In addition, AUA has been updated to reflect a change in the measurement of certain business activities within Canadian Retail. Comparative amounts have been recast to conform with the revised presentation.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Retail net income for the year was $6,525 million, an increase of $537 million, or 9%, compared with last year. The increase in earnings reflected revenue growth, lower insurance claims and PCL, partially offset by higher non-interest expenses. The ROE for the year was 45.2%, compared with 41.9% last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the year was $21,062 million, an increase of $853 million, or 4%, compared with last year.

Net interest income increased $632 million, or 6%, reflecting deposit and loan volume growth. Average loan volumes increased $16 billion, or 5%, compared with last year, comprised of 4% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $29 billion, or 10%, compared with last year, comprised of 7% growth in personal deposit volumes, 15% growth in business deposit volumes and 15% growth in wealth deposit volumes. Margin on average earning assets was 2.83%, a 5 bps increase, primarily due to rising interest rates and favourable balance sheet mix.

Non-interest income increased $221 million, or 2%, reflecting higher fee-based revenue in the banking businesses and wealth asset growth, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims and higher liabilities associated with increased customer engagement in credit card loyalty programs.

11	Market share ranking is based on most current data available from OSFI for personal deposits and loans as at August 2017, from public financial disclosures for average credit card balances as at March 2017, from the Canadian Bankers Association for Real Estate Secured Lending as at June 2017, from the Canadian Bankers Association for business deposits and loans as at March 2017, from Strategic Insight for Direct Investing asset, trades, and revenue metrics as at June 2017, and from Investment Funds Institute of Canada for mutual funds as at August 2017.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 14

AUA were $387 billion as at October 31, 2017, an increase of $8 billion, or 2%, and AUM were $283 billion as at October 31, 2017, an increase of $12 billion, or 4%, compared with last year, both reflecting new asset growth and increases in market value.

PCL for the year was $986 million, a decrease of $25 million, or 2% compared with last year. Personal banking PCL was $952 million, a decrease of $18 million, or 2%. Business banking PCL was $34 million, a decrease of $7 million. Annualized PCL as a percentage of credit volume was 0.26%, or a decrease of 2 bps, compared with last year. Net impaired loans were $555 million, a decrease of $150 million, or 21%, compared with last year.

Insurance claims and related expenses for the year were $2,246 million, a decrease of $216 million, or 9%, compared with last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, less weather related events, and more favourable prior years' claims development, partially offset by higher current year claims.

Non-interest expenses for the year were $8,934 million, an increase of $377 million, or 4%, compared with last year. The increase reflected higher employee-related expenses including revenue-based variable expenses in the wealth business, and higher investment in technology initiatives, partially offset by productivity savings and the sale of the Direct Investing business in Europe.

The efficiency ratio was 42.4%, compared with 42.3% last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a comprehensive line-up of chequing, savings, and investment products to retail clients across Canada.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail clients across Canada.
•	Credit Cards and Merchant Solutions – offers a range of credit card products including proprietary, co-branded, and affinity credit card programs, as well as point-of-sale technology and payment solutions for large and small businesses.
•	Auto Finance – offers retail automotive and recreational vehicle financing through an extensive network of dealers across Canada.

Business Banking

•	Commercial Banking – serves the borrowing, deposit and cash management needs of Canadian businesses across a wide range of industries.
•	Small Business Banking – offers a wide range of financial products and services to small businesses across Canada.

Wealth

•	Direct Investing – offers a comprehensive suite of products and services to self-directed retail investors.
•	Advice-based business – offers financial planning and private wealth services to help clients protect, grow, and transition their wealth. The advice-based wealth business has a strong partnership with the Canadian personal and commercial banking businesses.
•	Asset Management – TDAM is a leading investment manager with deep retail and institutional capabilities. TD Mutual Funds is a leading mutual fund business, providing a broadly diversified range of mutual funds and professionally managed portfolios. All asset management units work in close partnership with other TD businesses.

Insurance

•	Property and Casualty – TD is the largest direct distribution insurer[12] and the fourth largest personal insurer[12] in Canada. It is also the national leader in the affinity market[12] offering home and auto insurance to members of affinity groups such as professional associations, universities and employer groups, and other customers, through direct channels.
•	Life and Health – offers credit protection through TD Canada Trust Branches. Other simple life and health insurance products, credit card balance protection and travel insurance products are distributed through direct channels.

BUSINESS OUTLOOK AND FOCUS FOR 2018

Economic growth in Canada is expected to moderate somewhat in 2018 compared to 2017. While many factors affect margins and they will fluctuate from quarter to quarter, the current economic environment and the possibility of further interest rate increases is expected to support a positive trend for margins on a full year basis. We expect regulatory changes to continue, which combined with the high level of competition, including from market disruptors, will require continued investment in our products, channels and infrastructure. We will maintain our disciplined approach to risk management, but credit losses may be impacted by volume growth, adoption of IFRS 9, and possible normalization of credit conditions. Overall, absent significant changes in the economic and operating environment, we expect to deliver strong results in 2018.

Our key priorities for 2018 are as follows:

•	Enhance digital and multi-channel capabilities across key customer journeys, enabling a simple, intuitive and legendary customer experience.
•	Grow our market share by providing best-in-class products and services when and where our customers need them with an emphasis on underrepresented products and markets.
•	Accelerate growth and distribution capabilities in the Wealth Advice channels, enrich the client offering in the Direct Investing business, and innovate for leadership in Asset Management.
•	Continue to invest in our insurance products and services, ensuring that they are competitive, easy to understand, and provide the protection our clients need.
•	Invest in our business and infrastructure to keep pace with evolving customer expectations, offering advice that helps our customers understand their financial needs and feel confident about their financial future.
•	Continue to evolve our brand as an employer of choice, where colleagues achieve their full potential and where diversity and inclusiveness are valued.

[12]	Based on Gross Written Premiums for Property and Casualty business. Ranks based on data available from OSFI, Insurers, Insurance Bureau of Canada, and Provincial Regulators as at December 31, 2016.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 15

BUSINESS SEGMENT ANALYSIS

U.S. Retail

Operating under the brand name, TD Bank, America's Most Convenient Bank®, the U.S. Retail Bank offers a full range of financial products and services to over 9 million customers in the bank's U.S. personal and business banking operations, including wealth management. U.S. Retail includes an equity investment in TD Ameritrade; it also refers mass affluent clients to TD Ameritrade for their direct investing needs.

TABLE 15: REVENUE – Reported[1]
(millions of dollars)	Canadian dollars			U.S. dollars
	2017	2016	2015	2017	2016	2015
Personal Banking	$5,599	$5,153	$4,354	$4,283	$3,884	$3,498
Business Banking	3,399	3,173	2,804	2,600	2,391	2,253
Wealth	504	455	411	386	343	330
Other[2]	719	678	660	549	512	533
Total	$10,221	$9,459	$8,229	$7,818	$7,130	$6,614
1	Excludes equity in net income of an investment in TD Ameritrade.
2	Other revenue consists primarily of revenue from investing activities.

BUSINESS HIGHLIGHTS

•	Record performance in:
-	Reported earnings of US$2,536 million, an increase of 14%, compared with last year;
-	Reported return on equity of 9.7%, an increase of 90 bps, compared with last year; and
-	Reported efficiency ratio of 57.6%, an improvement of 260 bps, compared with last year.
•	Continued to provide legendary customer service and convenience:
-	"Ranked Highest in Dealer Satisfaction among Non-Captive Lenders With Retail Credit by J.D. Power"[13]; and
-	"Ranked Highest in Small Business Banking in the South Region by J.D. Power"[14].
•	Recognized as an extraordinary and inclusive place to work:
-	Named to DiversityInc.'s Top 50 Companies in the U.S. for diversity for the fifth year in a row; and
-	Recognized by Great Place to Work® as a certified "Great Place to Work" for 2018.
•	Outperformed our peers in loan and deposit growth, as well as household acquisition.
•	Deepened relationships with new and existing customers.
•	Continued to invest in digital and in our omni-channel experience.
•	Acquired Scottrade Bank in September 2017.

[13]	TD Auto Finance received the highest numerical score among 17 non-captive leaders in the J.D. Power 2017 Dealer Financing Satisfaction Study based on 13,537 total responses, measuring the perceptions and experiences of dealerships with their financing providers, surveyed April-May 2017. Your experiences may vary. Visit www.jdpower.com.
[14]	TD Bank ranked highest in Small Business Banking in the South Region for the first time in the 2017 J.D. Power Small Business Banking Satisfaction StudySM. J.D. Power's 2017 Small Business Satisfaction StudySM surveyed more than 8,300 small business owners or financial decision makers who use business banking services. Visit www.jdpower.com for more information.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 16

CHALLENGES IN 2017

•	Moderating corporate loan growth.
•	Reduced residential real estate loan originations in the rising rate environment.
•	Normalizing retail credit conditions resulted in a moderate earnings headwind.
•	Competition from U.S. banks and non-bank competitors.

INDUSTRY PROFILE

The U.S. personal and business banking industry is highly competitive and includes several very large financial institutions as well as regional banks, small community and savings banks, finance companies, credit unions, and other providers of financial services. The wealth management industry includes national and regional banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. The personal and business banking and wealth management industries also include non-traditional competitors ranging from start-ups to established non-financial companies expanding into financial services.

These industries serve individuals, businesses, and governments. Products include deposit, lending, cash management, financial advice, and asset management. These products may be distributed through a single channel or an array of distribution channels such as physical locations, phone, mobile, and ATMs. Certain businesses also serve customers through indirect channels.

Traditional competitors are embracing new technologies and strengthening their focus on the customer experience. Non-traditional competitors (such as Fintech) have continued to gain momentum and are increasingly collaborating with banks to evolve customer products and experience. The keys to profitability continue to be attracting and retaining customer relationships with legendary service and convenience, offering products and services through an array of distribution channels that meet customers’ evolving needs, making strategic investments while maintaining disciplined expense management over operating costs, and prudent risk management.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Retail is to:

•	Deliver legendary omni-channel service and convenience.
•	Grow and deepen customer relationships.
•	Leverage our differentiated brand as the "human" bank.
•	Deliver productivity initiatives that enhance both customer and employee experience.
•	Build upon our unique employee culture.
•	Maintain our conservative risk appetite.
•	Actively support the communities where we operate.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 17

TABLE 16: U.S. RETAIL
(millions of dollars, except as noted)
Canadian Dollars	2017	2016	2015
Net interest income	$7,486	$7,093	$6,131
Non-interest income	2,735	2,366	2,098
Total revenue – reported[1]	10,221	9,459	8,229
Total revenue – adjusted[1,2]	10,221	9,459	8,302
Provisions for credit losses	792	744	535
Non-interest expenses – reported	5,878	5,693	5,188
Non-interest expenses – adjusted[3]	5,852	5,693	5,166
Provisions for (recovery of) income taxes – reported	671	498	394
Provisions for (recovery of) income taxes – adjusted	681	498	430
U.S. Retail Bank net income – reported	2,880	2,524	2,112
U.S. Retail Bank net income – adjusted	2,896	2,524	2,171
Equity in net income of an investment in TD Ameritrade – reported	442	435	376
Equity in net income of an investment in TD Ameritrade – adjusted[4]	462	435	376
Net income – reported	3,322	2,959	2,488
Net income – adjusted	$3,358	$2,959	$2,547

U.S. Dollars
Net interest income	$5,727	$5,346	$4,925
Non-interest income	2,091	1,784	1,689
Total revenue – reported[1]	7,818	7,130	6,614
Total revenue – adjusted[1,2]	7,818	7,130	6,670
Provision for credit losses	607	559	430
Non-interest expenses – reported	4,500	4,289	4,165
Non-interest expenses – adjusted[3]	4,479	4,289	4,146
Provisions for (recovery of) income taxes – reported	511	376	318
Provisions for (recovery of) income taxes – adjusted	519	376	347
U.S. Retail Bank net income – reported	2,200	1,906	1,701
U.S. Retail Bank net income – adjusted	2,213	1,906	1,747
Equity in net income of an investment in TD Ameritrade – reported	336	328	306
Equity in net income of an investment in TD Ameritrade – adjusted[4]	352	328	306
Net income – reported	2,536	2,234	2,007
Net income – adjusted	$2,565	$2,234	$2,053

Selected volumes and ratios
Return on common equity – reported[5]	9.7%	8.8%	8.0%
Return on common equity – adjusted[5]	9.8	8.8	8.2
Margin on average earning assets[1,6]	3.11	3.12	3.12
Efficiency ratio – reported	57.6	60.2	63.0
Efficiency ratio – adjusted	57.3	60.2	62.2
Assets under administration (billions of U.S. dollars)[7]	$18	$17	$16
Assets under management (billions of U.S. dollars)[7]	63	66	79
Number of U.S. retail stores	1,270	1,278	1,298
Average number of full-time equivalent staff	25,923	25,732	25,647
1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	Adjusted revenue excludes the following item of note: Charges related to the acquisition in the U.S. strategic cards portfolio – 2015 – $73 million ($45 million after tax) or US$56 million (US$35 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
3	Adjusted non-interest expense excludes the following items of note: Charges associated with the Bank's acquisition of Scottrade Bank – 2017 – $26 million ($16 million after tax) or US$21 million (US$13 million after tax). Integration costs related to the acquisition in U.S. strategic cards portfolio – 2015 – $9 million ($6 million after tax) or US$7 million (US$4 million after tax). Litigation charges and recovery of litigation losses – 2015 – $13 million ($8 million after tax) or US$12 million (US$7 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
4	Adjusted equity in net income of an investment in TD Ameritrade excludes the following item of note: The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade – 2017 – $20 million or US$16 million, after tax amounts. For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
5	Capital allocated to the business segments was based on 9% CET1 Capital in fiscal 2017, 2016, and 2015.
6	The margin on average earning assets excludes the impact related to the TD Ameritrade IDA and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
7	Effective the first quarter of 2017, the Bank changed the framework for classifying AUA and AUM. The primary change is to include a portion of the AUM balance administered by the Bank in AUA. Comparative amounts have been recast to conform with the revised presentation.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Retail reported net income for the year was $3,322 million (US$2,536 million), an increase of $363 million (US$302 million), or 12% (14% in U.S. dollars), compared with last year. On an adjusted basis, net income for the year was $3,358 million (US$2,565 million), an increase of $399 million (US$331 million), or 13% (15% in U.S. dollars). The reported and adjusted ROE for the year was 9.7% and 9.8%, respectively, compared with 8.8% in the prior year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Reported net income for the year from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $2,880 million (US$2,200 million) and $442 million (US$336 million), respectively. On an adjusted basis for the year, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $2,896 million (US$2,213 million) and $462 million (US$352 million), respectively.

The reported contribution from TD Ameritrade of US$336 million increased US$8 million, or 2%, compared with last year, primarily due to higher asset-based revenue, partially offset by higher operating expenses and charges associated with the Scottrade transaction. On an adjusted basis, the contribution from TD Ameritrade increased US$24 million, or 7%.

U.S. Retail Bank reported net income for the year was US$2,200 million, an increase of US$294 million, or 15%, compared with last year, primarily due to a more favourable interest rate environment, higher loan and deposit volumes, and fee income growth, partially offset by higher expenses. U.S. Retail Bank adjusted net income increased US$307 million, or 16%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the year was US$7,818 million, an increase of US$688 million, or 10%, compared with last year. Net interest income increased US$381 million, or 7%, primarily due to a more favourable interest rate environment and growth in loan and deposit volumes, partially offset by the prior year accounting impact from balance sheet management activities, which was largely offset in non-interest income. Margin on average earning assets was 3.11%, a 1 basis point decrease due to the same prior year accounting impact. Excluding this impact, margin increased 8 bps, primarily due to higher interest rates. Non-interest income increased US$307 million, or 17%, reflecting fee income growth in personal banking and wealth management, and the prior year accounting impact from balance sheet management activities.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 18

Average loan volumes increased US$8 billion, or 6%, compared with last year, due to growth in personal and business loans of 5% and 7%, respectively. Average deposit volumes increased US$19 billion, or 9%, reflecting 5% growth in business deposit volumes, 8% growth in personal deposit volumes and a 12% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at October 31, 2017, an increase of 5%, compared with last year, primarily due to higher private banking balances. AUM were US$63 billion as at October 31, 2017, a decrease of 5%, primarily due to the previously disclosed outflow from an institutional account, partially offset by positive market returns.

PCL was US$607 million, an increase of US$48 million, or 9%, compared with last year. Personal banking PCL was US$536 million, an increase of US$146 million, or 37%, primarily due to volume growth, mix change in auto loans and credit cards, and seasoning in credit cards, coupled with the prior year benefit related to the release of special reserves held for South Carolina flood (the "South Carolina flood release"). Business banking PCL was US$81 million, a decrease of US$84 million, primarily due to slower growth in business loans, and an allowance increase in the prior year, partially offset by the prior year benefit related to the South Carolina flood release. PCL associated with debt securities classified as loans was a benefit of US$10 million, a decrease of US$14 million, due to a recovery in the second quarter and improvement in cash flows associated with underlying mortgage assets. Annualized PCL as a percentage of credit volume for loans, excluding debt securities classified as loans, was relatively flat at 0.41%. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$54 million, or 4%. Excluding ACI loans and debt securities classified as loans, net impaired loans as a percentage of total loans were 0.9% as at October 31, 2017, a decrease of 0.1% compared with last year.

Reported non-interest expenses for the year were US$4,500 million, an increase of US$211 million, or 5%, compared with last year, reflecting higher employee costs, volume growth, and investments in technology modernization and customer-focused initiatives, partially offset by productivity savings. On an adjusted basis, non-interest expenses for the year were US$4,479 million, an increase of US$190 million, or 4%.

The reported and adjusted efficiency ratios for the year were 57.6% and 57.3%, respectively, compared with 60.2%, last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing and savings products to retail customers through multiple delivery channels.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail customers.
•	Credit Cards Services – offers TD branded credit cards for retail and small business franchise customers. TD also offers private label and co-brand credit cards through nationwide, retail partnerships to provide credit card products to their U.S. customers.
•	Auto Finance – offers indirect retail automotive financing and dealer floorplan financing through a network of auto dealers throughout the U.S.

Business Banking

•	Commercial Banking – serves the needs of U.S. businesses and governments across a wide range of industries.
•	Small Business Banking – offers a range of financial products and services to small businesses.

Wealth

•	Advice-based Business – provides private banking, investment advisory, and trust services to retail and institutional clients. The advice-based business is integrated with the U.S. personal and commercial banking businesses.
•	Asset Management – the U.S. asset management business is comprised of Epoch Investment Partners Inc. and the U.S. arm of TDAM's institutional investment business.

BUSINESS OUTLOOK AND FOCUS FOR 2018

We anticipate the operating environment to remain relatively stable in 2018, characterized by solid economic growth, rising interest rates, and fierce competition. This bodes well for solid loan and deposit growth and improving net interest margin. Volume growth, continued normalizing of credit conditions, and the adoption of IFRS 9 may lead to an increase in credit losses in 2018, with higher volatility. We expect to maintain a disciplined expense management approach, using the benefits from on-going productivity initiatives to partially fund strategic business investments. We expect to generate positive operating leverage for the year and see further improvements in the efficiency ratio.

Our key priorities for 2018 are as follows:

•	Outgrow our competitors by acquiring more customers and deepening relationships.
•	Advance our omni-channel strategy, including key strategic investments in digital capabilities across our businesses.
•	Enhance the customer and employee experience.
•	Continue to prudently manage risk and meet heightened regulatory expectations.
•	Drive productivity initiatives across the Bank.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 12 of the 2017 Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 19

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Operating under the brand name TD Securities, Wholesale Banking offers a wide range of capital markets and corporate and investment banking services to corporate, government, and institutional clients in key global financial centres.

TABLE 17: REVENUE[1]
(millions of Canadian dollars)	2017	2016	2015
Global markets	$2,348	$2,239	$2,202
Corporate and investment banking	860	767	692
Other	63	24	32
Total	$3,271	$3,030	$2,926
1	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

BUSINESS HIGHLIGHTS

•	Earnings of $1,039 million and an ROE of 17.4%.
•	Higher revenue, reflecting the strength in our business in Canada and the continued growth in the U.S.
•	Notable deals in the year:
-	Reinforcing our leadership position in the core Canadian market, TD Securities acted as the sole underwriter and book-runner on Canadian Natural Resources' $11.1 billion acquisition of Royal Dutch Shell's oil sands assets, and served as co-lead underwriter on TransCanada Corporation's $4.5 billion equity underwritings.
-	Continuing to win significant cross-border mandates, TD Securities was the joint book-runner on Canadian Natural Resources' bond offerings in the third quarter that were the largest concurrent cross-border multi-tranche U.S. dollar and Canadian dollar debt offerings ever completed, acted as the joint book-runner on AltaGas' $2.6 billion subscription receipt offering, and served as the exclusive financial advisor to Shaw Communications Inc. on the sale of ViaWest, Inc. to Peak 10 Holding Corporation for US$1.675 billion.
-	TD completed the issuance of a US$1 billion green bond, its first in U.S. dollars and one of the largest green bonds ever issued by a bank. This transaction demonstrates TD's continuing commitment to environmental leadership in Canada's transition to cleaner energy. Since 2010, TD Securities has participated in underwriting over $10.8 billion in green bonds, with a record year in 2017 of $6.4 billion.
•	Continued to make investments to build our U.S. dollar business, adding people to our investment banking, debt underwriting and trading teams, and enhancing our product offerings.
•	Successfully completed the acquisition and integration of TD Prime Services (formerly Albert Fried & Company), our new prime brokerage business based in New York.

•	Top-two dealer status in Canada (for the nine-month period ended September 30, 2017)[15]:
-	#1 in equity block trading and equity options block trading;
-	#1 in government debt and corporate debt underwriting;
-	#1 in syndicated loans (on a rolling twelve-month basis);
-	#1 in M&A announced and completed (on a rolling twelve-month basis); and
-	#2 in equity underwriting.

[15]	Equity block trading: block trades by value on all Canadian exchanges, Source: IRESS. Equity options block trading: block trades by number of contracts on the Montreal Stock Exchange, Source: Montreal Exchange. Government and corporate debt underwriting: excludes self-led domestic bank deals and credit card deals, bonus credit to lead, Source: Bloomberg. Syndicated loans: deal volume awarded equally between the book-runners, Source: Bloomberg. M&A completed and announced: Canadian targets, Source: Thomson Reuters. Equity underwriting, Source: Bloomberg. Rankings reflect TD Securities' position among Canadian peers in Canadian product markets.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 20

•	Recognized by Global Finance magazine as a winner of the 2017 Innovators Award in the Foreign Exchange category – underscoring our commitment to process and product innovation[16].

CHALLENGES IN 2017

•	Sustained low interest rates for most of the year, tight credit spreads, and high equity valuations resulted in weaker trading activity in the second half of the year.
•	Higher levels of competition in the industry increased pressure on margins and demand for talent.
•	Global political environment contributed to investor uncertainty.
•	Investments and capital required to meet regulatory changes.

INDUSTRY PROFILE

The wholesale banking sector is a mature, highly competitive market with competition arising from banks, large global investment firms, and independent niche dealers. Wholesale Banking provides services to corporate, government, and institutional clients. Products include capital markets and corporate and investment banking services. Regulatory requirements for wholesale banking businesses have continued to evolve, impacting strategy and returns for the sector. Overall, wholesale banks have continued to shift their focus to client-driven trading revenue and fee income to reduce risk and to preserve capital. Competition is expected to remain intense for transactions with high quality counterparties, as securities firms focus on prudent risk and capital management. Longer term, wholesale banks that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost and capital management will be well-positioned to achieve attractive returns for shareholders.

OVERALL BUSINESS STRATEGY

•	Be a leading North American dealer with global reach by expanding our client-focused business through organic growth.
•	Strengthen our position as a top investment dealer in Canada and grow our U.S. dollar business.
•	Provide superior advice and execution to meet clients' needs.
•	Leverage TD's franchise.
•	Maintain a prudent risk profile by focusing on high quality clients, counterparties, and products.
•	Adapt to rapid industry and regulatory changes.
•	Be an extraordinary and inclusive place to work by attracting, developing, and retaining top talent.

TABLE 18: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	2017	2016	2015
Net interest income (TEB)	$1,804	$1,685	$2,295
Non-interest income[1]	1,467	1,345	631
Total revenue	3,271	3,030	2,926
Provision for (recovery of) credit losses[2]	(28)	74	18
Non-interest expenses	1,929	1,739	1,701
Provision for (recovery of) income taxes (TEB)	331	297	334
Net income	$1,039	$920	$873
Selected volumes and ratios
Trading-related revenue (TEB)	$1,714	$1,636	$1,545
Gross drawn (billions of Canadian dollars)[3]	20.3	20.7	16.1
Return on common equity[4]	17.4%	15.5%	15.2%
Efficiency ratio	59.0	57.4	58.1
Average number of full-time equivalent staff	3,989	3,766	3,748
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
2	PCL is comprised of specific provisions for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. Refer to Note 29 for further details.
3	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.
4	Capital allocated to the business segments was based on 9% CET1 Capital in 2017, 2016, and 2015.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $1,039 million, an increase of $119 million, or 13%, compared with the prior year. The increase in earnings was due to higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. The ROE for the year was 17.4%, compared with 15.5% in the prior year.

Revenue for the year was $3,271 million, an increase of $241 million, or 8%, compared with the prior year reflecting increased client activity in equity trading, corporate lending fees, and underwriting.

PCL is comprised of specific provisions for credit losses and accrual costs for credit protection. PCL for the year was a net recovery of $28 million as compared with a charge of $74 million in the prior year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses for the year were $1,929 million, an increase of $190 million, or 11%, compared with the prior year reflecting higher variable compensation and higher technology costs as well as focused investments made in our U.S. businesses, including in client facing employees, enhanced product offerings, e-trading capabilities, and TD Prime Services.

LINES OF BUSINESS

•	Global Markets includes sales, trading and research, debt and equity underwriting, client securitization, trade finance, cash management, prime services, and trade execution services[17].
•	Corporate and Investment Banking includes corporate lending and syndications, debt and equity underwriting, and advisory services[17].
•	Other includes the investment portfolio and other accounting adjustments.

16	Every year, Global Finance recognizes financial institutions that have devised breakthrough products and services in Corporate Finance, Islamic Finance, Trade Finance, Transaction Services, and Foreign Exchange. The Foreign Exchange category recognizes groundbreaking organizations that are transforming how companies implement complex foreign exchange strategies and limit currency risk.
17	Revenue is shared between Global Markets and Corporate and Investment Banking lines of business in accordance with an established agreement.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 21

BUSINESS OUTLOOK AND FOCUS FOR 2018

Looking ahead to fiscal 2018, we are cautiously optimistic that capital markets activity may improve given robust markets. However, we remain watchful of market sentiment as a combination of global market events, uncertainty over the outlook for interest rates, increased competition, and evolving capital and regulatory requirements, including IFRS 9, may continue to impact our business. While these factors may affect corporate and investor sentiment in the near term, we expect that our diversified, integrated, client-focused business model will continue to deliver solid results and grow our business.

Our key priorities for 2018 are as follows:

•	Continue to be a top ranked investment dealer in Canada by deepening client relationships.
•	Grow our U.S. business in partnership with U.S. Retail.
•	Expand the TD Prime Services platform for the U.S. market including self-clearing.
•	Invest in an efficient and agile infrastructure to support growth and adapt to industry and regulatory changes.
•	Maintain our focus on managing risks, capital, and productivity.
•	Continue to be an extraordinary place to work with a focus on inclusion and diversity.

BUSINESS SEGMENT ANALYSIS

Corporate

Corporate segment comprises of a number of service and control groups. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management's evaluation of the Bank's business segments.

TABLE 19: CORPORATE
(millions of Canadian dollars)	2017	2016	2015
Net income (loss) – reported[1,2]	$(369)	$(931)	$(1,275)
Pre-tax adjustments for items of note[3]
Amortization of intangibles	310	335	350
Dilution gain on the Scottrade transaction[4]	(204)	–	–
Loss on sale of the Direct Investing business in Europe	42	–	–
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[2]	(41)	(7)	(62)
Impairment of goodwill, non-financial assets, and other charges	–	111	–
Restructuring charges	–	–	686
Total pre-tax adjustments for items of note	107	439	974
Provision for (recovery of) income taxes for items of note	73	83	303
Net income (loss) – adjusted	$(335)	$(575)	$(604)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(767)	$(836)	$(734)
Other	311	146	18
Non-controlling interests	121	115	112
Net income (loss) – adjusted	$(335)	$(575)	$(604)

Selected volumes
Average number of full-time equivalent staff	14,368	13,160	12,870

1	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
2	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio are recorded in Wholesale Banking. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
3	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
4	In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. As a result of the share issuance, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized the above dilution gain.

Corporate segment results include unallocated revenue and expenses, the impact of treasury and balance sheet management activities, provisions for incurred but not identified losses related to the Canadian Retail and Wholesale loan portfolios, tax items at an enterprise level, and intercompany adjustments such as elimination of taxable equivalent basis and the retailer program partners' share relating to the U.S. strategic cards portfolio.

The Corporate segment reported net loss for the year was $369 million, compared with a reported net loss of $931 million last year. The year-over-year decrease in reported net loss was attributable to the dilution gain on the Scottrade transaction this year, impairment of goodwill, non-financial assets, and other charges in the prior year net of the loss on sale of the Direct Investing business in Europe this year, gain on fair value of derivatives hedging the reclassified available-for-sale securities portfolio this year, higher contribution from other items and lower net corporate expenses. Higher contribution from Other items was primarily due to provisions for incurred but not identified credit losses recognized in the prior year and higher revenue from treasury and balance sheet management activities this year. Net corporate expenses decreased primarily reflecting the positive impact of tax adjustments this year. The adjusted net loss for the year was $335 million, compared with an adjusted net loss of $575 million last year.

FOCUS FOR 2018

We continue to focus on enterprise and regulatory initiatives and manage the Bank’s balance sheet and funding activities. We continue to address the complexities and challenges from changing demands and expectations of our customers, shareholders, employees, governments, regulators, and the community at large. We maintain constant focus on the design, development, and implementation of processes, systems, technologies, enterprise and regulatory controls and initiatives to enable the Bank's key businesses to operate efficiently, reliably, and in compliance with all applicable regulatory requirements.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 22

2016 financial results overview

Summary of 2016 Performance

TABLE 20: REVIEW OF 2016 FINANCIAL PERFORMANCE[1]
(millions of Canadian dollars)	Canadian	U.S.	Wholesale
	Retail	Retail	Banking	Corporate	Total
Net interest income	$9,979	$7,093	$1,685	$1,166	$19,923
Non-interest income	10,230	2,366	1,345	451	14,392
Total revenue	20,209	9,459	3,030	1,617	34,315
Provision for (recovery of) credit losses	1,011	744	74	501	2,330
Insurance claims and related expenses	2,462	–	–	–	2,462
Non-interest expenses	8,557	5,693	1,739	2,888	18,877
Net income (loss) before provision for income taxes	8,179	3,022	1,217	(1,772)	10,646
Provision for (recovery of) income taxes	2,191	498	297	(843)	2,143
Equity in net income of an investment in TD Ameritrade	–	435	–	(2)	433
Net income (loss) – reported	5,988	2,959	920	(931)	8,936
Adjustments for items of note, net of income taxes	–	–	–	356	356
Net income (loss) – adjusted	$5,988	$2,959	$920	$(575)	$9,292
1	Certain comparative amounts and ratios have been recast to conform with the revised presentation for the U.S. strategic cards portfolio adopted in fiscal 2016. For further details, refer to the "Business Focus" section of this document.

NET INCOME

Reported net income for the year was $8,936 million, an increase of $912 million, or 11%, compared with the prior year. The increase reflects revenue growth and lower insurance claims, partially offset by higher non-interest expenses and higher PCL. Adjusted net income for the year was $9,292 million, an increase of $538 million or 6%, compared with $8,754 million in the prior year. Reported diluted EPS for the year were $4.67, an increase of 11%, compared with $4.21 in the prior year. Adjusted diluted EPS for the year were $4.87, an increase of 6%, compared with $4.61 in the prior year.

Reported revenue for the year was $34,315 million, an increase of $2,889 million, or 9%, compared with the prior year. Adjusted revenue was $34,308 million, an increase of $2,871 million, or 9%, compared with the prior year.

NET INTEREST INCOME

Net interest income for the year was $19,923 million, an increase of $1,199 million, or 6%, compared with the prior year. The increase was primarily due to higher loan and deposit volume growth, the benefit of an acquisition in the U.S. strategic cards portfolio, and a more favourable interest rate environment in the U.S., partially offset by lower trading-related net interest income in the Wholesale Banking segment. By segment, the increase in net interest income was due to an increase in the U.S. Retail segment of $962 million, or 16%, an increase in the Corporate segment of $649 million, and an increase in the Canadian Retail segment of $198 million, or 2%, partially offset by a decrease in the Wholesale Banking segment of $610 million, or 27%.

NON-INTEREST INCOME

Reported non-interest income for the year was $14,392 million, an increase of $1,690 million, or 13%, compared with the prior year reflecting higher trading and fee revenue in Wholesale Banking, the contribution from an acquisition in the strategic cards portfolio, higher personal and business banking fee-based revenue, and wealth asset growth. By segment, the increase in reported non-interest income was due to an increase in Wholesale Banking of $714 million, an increase in the Corporate segment of $382 million, an increase in the Canadian Retail segment of $326 million, or 3%, and an increase in the U.S. Retail segment of $268 million, or 13%. Adjusted non-interest income for the year was $14,385 million, an increase of $1,672 million, or 13%, compared with the prior year.

Provision for credit losses

PCL for the year was $2,330 million, an increase of $647 million, or 38%, compared with the prior year. All segments experienced increases in PCL. The increase was primarily due to higher provisions in the auto lending portfolio, higher provisions for identified but not incurred credit losses in the Corporate segment, higher provisions due to an acquisition in the strategic cards portfolio, higher Commercial allowance in the U.S. Retail segment, and higher specific provisions in the oil and gas sector in Wholesale Banking. The increase is partially offset by the release of the South Carolina flooding reserve, and improvements on residential mortgages and home equity loans. By segment, the increase in PCL was due to an increase in the Corporate segment of $258 million, an increase in the U.S. Retail segment of $209 million, or 39%, an increase in the Canadian Retail segment of $124 million, or 14%, and an increase in Wholesale Banking of $56 million.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 23

Insurance claims and related expenses

Insurance claims and related expenses were $2,462 million, a decrease of $38 million, or 2%, compared with the prior year, reflecting more favourable prior years' claims development, partially offset by more severe weather conditions and a change in mix of reinsurance contracts.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $18,877 million, an increase of $804 million, or 4%, compared with the prior year, reflecting the expenses related to an acquisition in the strategic cards portfolio, higher employee-related expenses including variable compensation, and higher investment in technology initiatives, partially offset by productivity savings. By segment, the increase in reported non-interest expenses were due to an increase in the U.S. Retail segment of $505 million, or 10%, an increase in the Canadian Retail segment of $150 million, or 2%, an increase in the Corporate segment of $111 million, or 4%, and an increase in Wholesale Banking of $38 million, or 2%. Adjusted non-interest expenses for the year were $18,496 million, an increase of $1,420 million, or 8%, compared with the prior year.

Provision for income taxes

Reported total income and other taxes increased $881 million, or 32%, compared with the prior year, reflecting an increase in income tax expense of $620 million, or 41%, compared with the prior year, and an increase in other taxes of $261 million, or 21%, compared with the prior year. Adjusted total income and other taxes were up $625 million from the prior year, reflecting an increase in income tax expense of $364 million, or 20%, from the prior year.

The Bank's reported effective tax rate was 20.1% for 2016, compared with 16.6% in the prior year. The year-over-year increase was largely due to an increase in taxes associated with the Bank’s insurance business, lower tax-exempt dividend income, changes in business mix, and the tax impact associated with the restructuring charges recorded in the prior year. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 26 of the 2016 Consolidated Financial Statements.

The Bank’s adjusted effective income tax rate for 2016 was 20.2%, compared with 18.3% in the prior year. The year-over-year increase was largely due to an increase in taxes associated with the Bank’s insurance business, lower tax-exempt dividend income, and changes in business mix.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $214 million in 2016, compared with $221 million in the prior year, was not part of the Bank’s effective tax rate.

BALANCE SHEET

Total assets were $1,177 billion as at October 31, 2016, an increase of $73 billion, or 7%, from October 31, 2015. The increase was primarily due to an increase in loans, net of allowance for loan losses of $41 billion, available-for-sale securities of $19 billion, interest-bearing deposits with banks of $11 billion, and held-to-maturity securities of $10 billion. The foreign currency translation impact on total assets as at October 31, 2016, primarily in the U.S. Retail segment, was approximately $12 billion or 1%.

Total liabilities were $1,103 billion as at October 31, 2016, an increase of $66 billion, or 6%, from October 31, 2015. The increase was primarily due to an increase in deposits of $78 billion, derivatives of $8 billion, trading deposits of $5 billion, partially offset by obligations related to securities sold under repurchase agreements of $18 billion. The foreign currency translation impact on total liabilities as at October 31, 2016, primarily in the U.S. Retail segment, was approximately $11 billion or 1%.

Equity was $74 billion as at October 31, 2016, an increase of $7 billion, or 11%, from October 31, 2015. The increase was primarily due to higher retained earnings, higher preferred shares due to new issuances, and an increase in accumulated other comprehensive income (AOCI) due to foreign currency translation.

2016 FINANCIAL RESULTS OVERVIEW

2016 Financial Performance by Business Line

Canadian Retail net income for the year was $5,988 million, an increase of $50 million, or 1%, compared with the prior year. The increase in earnings reflected revenue growth and lower insurance claims, partially offset by the impact of a higher effective tax rate, higher non-interest expenses, and higher PCL. The ROE for the year was 41.9%, compared with 42.8% in the prior year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth and insurance businesses. Revenue for the year was $20,209 million, an increase of $524 million, or 3%, compared with the prior year. Net interest income increased $198 million, or 2%, reflecting loan and deposit volume growth, partially offset by lower margins. Non-interest income increased $326 million, or 3%, reflecting wealth asset growth and higher personal and business banking fee-based revenue. Margin on average earning assets was 2.78%, a 9 bps decrease, reflecting the low rate environment and competitive pricing.

Average loan volumes increased $19 billion, or 5%, compared with the prior year, comprised of 4% growth in personal loan volumes and 10% growth in business loan volumes. Average deposit volumes increased $19 billion, or 7%, compared with the prior year, comprised of 6% growth in personal deposit volumes, 7% growth in business deposit volumes and 14% growth in wealth deposit volumes.

AUA were $345 billion as at October 31, 2016, an increase of $35 billion, or 11%, and AUM were $268 billion as at October 31, 2016, an increase of $23 billion, or 9%, compared with the prior year, both reflecting new asset growth and increases in market value.

PCL for the year was $1,011 million, an increase of $124 million, or 14% compared with the prior year. Personal banking PCL was $970 million, an increase of $115 million, or 13%, reflecting higher provisions in the auto lending portfolio. Business banking PCL was $41 million, an increase of $9 million. Annualized PCL as a percentage of credit volume was 0.28%, or an increase of 2 bps, compared with the prior year. Net impaired loans were $705 million, a decrease of $10 million, or 1%, compared with the prior year.

Insurance claims and related expenses for the year were $2,462 million, a decrease of $38 million, or 2%, compared with the prior year, reflecting more favourable prior years' claims development, partially offset by more severe weather conditions and a change in mix of reinsurance contracts.

Non-interest expenses for the year were $8,557 million, an increase of $150 million, or 2%, compared with the prior year. The increase reflected business growth, higher employee-related expenses including revenue-based variable expenses in the wealth business, and higher investment in technology, partially offset by productivity savings.

The efficiency ratio was 42.3%, compared with 42.7% in the prior year.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 24

U.S. Retail net income for the year was $2,959 million (US$2,234 million), which included net income of $2,524 million (US$1,906 million) from the U.S. Retail Bank and $435 million (US$328 million) from TD's investment in TD Ameritrade. U.S. Retail reported earnings increased US$227 million, or 11%, compared with the prior year, while adjusted earnings increased US$181 million, or 9%. U.S. Retail Canadian dollar earnings benefited from a strengthening of the U.S. dollar with reported earnings up $471 million, or 19%, and adjusted earnings up $412 million, or 16%. The reported and adjusted ROE for the year was 8.8%, compared with 8.0% and 8.2%, respectively, in the prior year.

The contribution from TD Ameritrade of US$328 million increased US$22 million, or 7%, compared with the prior year, primarily due to increased asset-based revenue and favourable tax items, partially offset by higher operating expenses and decreased trading volumes.

U.S. Retail Bank reported net income for the year was US$1,906 million, an increase of US$205 million, or 12%, compared with the prior year, primarily due to higher loan and deposit volumes, positive operating leverage, and the positive impact from an acquisition in the strategic cards portfolio, partially offset by higher PCL. U.S. Retail Bank adjusted net income increased US$159 million, or 9%.

U.S. Retail Bank revenue is derived from personal and business banking, wealth management services, and investments. Revenue for the year was US$7,130 million. Reported revenue increased US$516 million, or 8%, compared with the prior year, while adjusted revenue was up US$460 million, or 7%. Net interest income increased US$421 million, or 9%, primarily reflecting higher loan and deposit volumes, the benefit of the December 2015 Fed rate increase (the "rate increase") and the benefit of an acquisition in the strategic cards portfolio. Margin on average earning assets was 3.12%, or flat compared with the prior year, primarily due to higher deposit margins, the rate increase, and favourable balance sheet mix, offset by lower loan margins. Reported non-interest income increased US$95 million, or 6%, primarily reflecting fee income growth in personal banking, and the positive impact from an acquisition in the strategic cards portfolio, offset by a change in time order posting of customer transactions and unfavourable hedging impact. Adjusted non-interest income increased US$39 million, or 2%.

Excluding an acquisition in the strategic cards portfolio, average loan volumes increased US$13 billion, or 11%, compared with the prior year, due to growth in business and personal loans of 17% and 4%, respectively. Average deposit volumes increased US$19 billion, or 9%, reflecting 7% growth in business deposit volumes, 8% growth in personal deposit volumes and an 11% increase in sweep deposit volume from TD Ameritrade.

AUA were US$13 billion as at October 31, 2016, an increase of 11%, compared with the prior year, primarily due to an increase in private banking balances. AUM were US$63 billion as at October 31, 2016, a decrease of 17%, primarily due to net outflows from institutional accounts.

PCL was US$559 million, an increase of US$129 million, or 30%, compared with the prior year. Personal banking PCL was US$390 million, an increase of US$25 million, or 7%, primarily due to higher provisions for auto loans and credit cards, partially offset by release of South Carolina flooding reserve, as well as improvements on residential mortgages and home equity loans. Business banking PCL was US$165 million, an increase of US$71 million, primarily due to commercial loan volume growth and an allowance increase reflecting the current economic environment, partially offset by release of South Carolina flooding reserve. PCL associated with debt securities classified as loans was US$4 million, an increase of US$33 million, due to a recovery in the prior year. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.39%, an increase of 4 bps. Net impaired loans, excluding acquired credit-impaired (ACI) loans and debt securities classified as loans, were US$1.5 billion, an increase of US$10 million, or 1%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at October 31, 2016, a decrease of 8 bps compared with the prior year. Net impaired debt securities classified as loans were US$641 million, a decrease of US$157 million, or 20%.

Non-interest expenses for the year were US$4,289 million. Reported non-interest expenses increased US$124 million, or 3%, compared with the prior year, primarily due to business initiatives, volume growth, and investments in front-line employees, partially offset by productivity savings. Adjusted non-interest expenses increased US$143 million, or 3%.

The reported and adjusted efficiency ratios for the year were 60.2%, compared with 63.0% and 62.2%, respectively, in the prior year.

Wholesale Banking net income for the year was $920 million, an increase of $47 million, or 5%, compared with the prior year. The increase in earnings was due to higher revenue and a lower effective tax rate, partially offset by higher PCL, and higher non-interest expenses. The ROE for the year was 15.5%, compared with 15.2% in the prior year.

Revenue for the year was $3,030 million, an increase of $104 million, or 4%, compared with the prior year, reflecting higher origination activity in debt and equity capital markets, higher corporate lending fees, and higher fixed income and foreign exchange trading, partially offset by lower equity trading. Net interest income decreased $610 million or 27%, reflecting higher funding costs and lower dividends. Non-interest income increased $714 million reflecting higher trading and fees.

PCL is comprised of specific provisions for credit losses and accrual costs for credit protection. PCL for the year was $74 million, an increase of $56 million compared with the prior year reflecting higher specific provisions in the oil and gas sector.

Non-interest expenses for the year were $1,739 million, an increase of $38 million, or 2%, compared with the prior year reflecting higher variable compensation and the unfavourable impact of foreign exchange translation, partially offset by productivity savings.

Corporate segment reported net loss for the year was $931 million, compared with a reported net loss of $1,275 million in the prior year. The year-over-year decrease in reported net loss was attributable to restructuring charges of $471 million after tax in the prior year and higher contribution from Other items in the current year, partially offset by impairment of goodwill, non-financial assets, and other charges of $116 million after tax, an increase in net corporate expenses, and lower gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the current year. Higher contribution from Other items was primarily due to higher revenue from treasury and balance sheet management activities and favourable impact of tax items, partially offset by higher provisions for incurred but not identified credit losses. Net corporate expenses increased primarily due to ongoing investments in enterprise and regulatory projects. The adjusted net loss for the year was $575 million, compared with an adjusted net loss of $604 million in the prior year.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 25

GROUP FINANCIAL CONDITION

Balance Sheet Review

At a glance overview

Total assets were $1,279 billion as at October 31, 2017, an increase of $102 billion, or 9%, compared with October 31, 2016.

TABLE 21: CONDENSED CONSOLIDATED BALANCE SHEET ITEMS[1]
(millions of Canadian dollars)		As at
	October 31, 2017	October 31, 2016
Assets
Cash and Interest-bearing deposits with banks	$55,156	$57,621
Trading loans, securities, and other	103,918	99,257
Derivatives	56,195	72,242
Available-for-sale securities	146,411	107,571
Held-to-maturity securities	71,363	84,395
Securities purchased under reverse repurchase agreements	134,429	86,052
Loans, net of allowance for loan losses	612,591	585,656
Other	98,932	84,173
Total assets	$1,278,995	$1,176,967
Liabilities
Trading deposits	$79,940	$79,786
Derivatives	51,214	65,425
Deposits	832,824	773,660
Obligations related to securities sold under repurchase agreements	88,591	48,973
Subordinated notes and debentures	9,528	10,891
Other	141,708	124,018
Total liabilities	1,203,805	1,102,753
Total equity	75,190	74,214
Total liabilities and equity	$1,278,995	$1,176,967
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

Total assets were $1,279 billion as at October 31, 2017, an increase of $102 billion, or 9%, from October 31, 2016. The increase was primarily in securities purchased under reverse repurchase agreements of $48 billion, available-for-sale securities of $39 billion, loans net of allowances for loan losses of $27 billion, other amounts received from brokers, dealers and clients of $13 billion, trading loans, securities and other of $5 billion, partially offset by a decrease in derivatives of $16 billion and held-to-maturity securities of $13 billion. The foreign currency translation impact on total assets as at October 31, 2017, primarily in the U.S. Retail segment, was a decrease of approximately $20 billion, or 2%.

Trading loans, securities and other increased by $5 billion primarily due to higher trading volumes, partially offset by lower market value of equity derivatives.

Derivatives decreased $16 billion primarily due to the current interest rate and foreign exchange environment.

Available-for-sale securities increased $39 billion primarily due to new investments, including from the acquisition of Scottrade Bank, partially offset by maturities and foreign currency translation.

Held-to-maturity securities decreased $13 billion primarily due to maturities and foreign currency translation, partially offset by new investments.

Securities purchased under reverse repurchase agreements increased $48 billion primarily due to an increase in trading volumes and the impact of the acquisition of TD Prime Services (formerly Albert Fried & Company).

Loans (net of allowance for loan losses) increased $27 billion primarily due to growth in the Canadian Retail segment, the U.S. Retail segment, including from the acquisition of Scottrade Bank, and Wholesale Banking. The increase was primarily due to growth in personal, business and government loans, partially offset by foreign currency translation.

Other amounts received from brokers, dealers and clients increased by $13 billion primarily due to unsettled trades.

Total liabilities were $1,204 billion as at October 31, 2017, an increase of $101 billion, or 9%, from October 31, 2016. The increase was primarily due to an increase in deposits of $59 billion, obligations related to securities sold under repurchase agreements of $40 billion, amounts payable to brokers, dealers and clients of $15 billion, partially offset by a decrease in derivatives of $14 billion. The foreign currency translation impact on total liabilities as at October 31, 2017, primarily in the U.S. Retail segment, was a decrease of approximately $20 billion, or 2%.

Derivatives decreased $14 billion primarily due to the current interest rate and foreign exchange environment.

Deposits increased $59 billion largely driven by growth in Wholesale Banking, the Canadian Retail segment and the U.S. Retail segment, including from the acquisition of Scottrade Bank. The increase was primarily due to growth in personal, business and government deposits, partially offset by foreign currency translation.

Obligations related to securities sold under repurchase agreements increased $40 billion primarily due to higher financing and trading volumes.

Amounts payable to brokers, dealers and clients increased $15 billion primarily due to unsettled trades and higher trading volumes.

Equity was $75 billion as at October 31, 2017, an increase of $1 billion, or 1%, from October 31, 2016. The increase was primarily due to higher retained earnings, partially offset by a decrease in other comprehensive income due to losses on cash flow hedges and foreign exchange translation.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 26

Group Financial Condition

Credit Portfolio Quality

At a glance overview

•	Loans and acceptances net of allowance for loan losses were $630 billion, an increase of $29 billion compared with last year.
•	Impaired loans net of counterparty-specific and individually insignificant allowances were $2,398 million, a decrease of $387 million compared with last year.
•	Provision for credit losses was $2,216 million, compared with $2,330 million last year.
•	Total allowance for loan losses decreased by $90 million to $3,783 million.

Loan Portfolio

Overall in 2017, the Bank's credit quality remained strong. During 2017, the Bank increased its credit portfolio by $29 billion, or 5%, from the prior year, largely due to volume growth in the Canadian and U.S. Retail segments and partially offset by the impact of foreign exchange.

While the majority of the credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 31 of the 2017 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank's loan portfolio continued to be dominated by Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit card loans, representing 65% of total loans net of counterparty-specific and individually insignificant allowances, consistent with 2016. During the year, these portfolios increased by $19 billion, or 5%, and totalled $411 billion at year end. Residential mortgages represented 35% of the portfolio in 2017, down from 36% in 2016. Consumer instalment and other personal loans, and credit card loans were 30% of total loans net of counterparty-specific and individually insignificant allowances in 2017, up from 29% in 2016.

The Bank's business and government credit exposure was 34% of total loans net of counterparty-specific and individually insignificant allowances, down from 35% in 2016. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2%, respectively. Real estate and the Government, public sector entities and education sector were the leading U.S. sectors of concentration in 2017 representing 5% and 2% of net loans respectively.

Geographically, the credit portfolio remained concentrated in Canada. In 2017, the percentage of loans held in Canada was 66%, consistent with 2016. The largest Canadian regional exposure was in Ontario, which represented 39% of total loans net of counterparty-specific and individually insignificant allowance for loan losses for 2017, consistent with 2016.

The balance of the credit portfolio was predominantly in the U.S., which represented 33% of the portfolio, consistent with 2016. Exposures to debt securities classified as loans, ACI loans, and other geographic regions were relatively small. The largest U.S. regional exposures were in New England, New York, and New Jersey which represented 6%, 6%, and 5% of total loans net of counterparty-specific and individually insignificant allowances, respectively, compared with 6%, 5% and 6%, respectively, in the prior year.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 27

TABLE 22: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except as noted)					As at	Percentage of total
		October 31		October 31	October 31	October 31	October 31	October 31
		2017		2016	2015	2017	2016	2015
		Counterparty-
		specific and
		individually
	Gross	insignificant	Net	Net	Net
	loans	allowances	loans	loans	loans
Canada
Residential mortgages	$190,325	$17	$190,308	$189,284	$184,992	30.1%	31.3%	32.8%
Consumer instalment and other personal
HELOC	74,937	6	74,931	65,059	61,303	11.8	10.8	10.9
Indirect Auto	22,282	37	22,245	20,537	19,008	3.5	3.4	3.4
Other	17,355	29	17,326	16,424	16,042	2.7	2.7	2.8
Credit card	18,028	93	17,935	18,120	17,833	2.8	3.0	3.2
Total personal	322,927	182	322,745	309,424	299,178	51.0	51.2	53.1
Real estate
Residential	17,981	7	17,974	15,994	14,855	2.8	2.7	2.6
Non-residential	12,832	2	12,830	12,778	11,327	2.0	2.1	2.0
Total real estate	30,813	9	30,804	28,772	26,182	4.8	4.8	4.6
Agriculture	6,676	2	6,674	6,015	5,409	1.1	1.0	1.0
Automotive	6,657	–	6,657	5,481	4,048	1.1	0.9	0.7
Financial	13,102	–	13,102	10,198	10,590	2.1	1.7	1.9
Food, beverage, and tobacco	1,969	1	1,968	2,076	1,452	0.3	0.3	0.3
Forestry	500	–	500	523	492	0.1	0.1	0.1
Government, public sector entities, and education	4,251	–	4,251	6,589	5,851	0.7	1.1	1.0
Health and social services	5,841	4	5,837	5,476	4,926	0.9	0.9	0.9
Industrial construction and trade contractors	2,946	15	2,931	2,464	2,121	0.5	0.4	0.4
Metals and mining	1,406	6	1,400	1,378	1,252	0.2	0.2	0.2
Pipelines, oil, and gas	3,998	23	3,975	3,835	3,384	0.6	0.6	0.6
Power and utilities	2,010	–	2,010	1,792	1,549	0.3	0.3	0.3
Professional and other services	3,870	5	3,865	4,057	3,726	0.6	0.7	0.7
Retail sector	2,793	11	2,782	2,506	2,215	0.4	0.4	0.4
Sundry manufacturing and wholesale	2,755	13	2,742	2,289	2,300	0.4	0.4	0.4
Telecommunications, cable, and media	1,966	–	1,966	2,083	2,427	0.3	0.4	0.4
Transportation	1,672	1	1,671	1,632	1,386	0.3	0.3	0.2
Other	3,808	3	3,805	3,773	4,747	0.6	0.6	0.8
Total business and government	97,033	93	96,940	90,939	84,057	15.3	15.1	14.9
Total Canada	419,960	275	419,685	400,363	383,235	66.3	66.3	68.0
United States
Residential mortgages	31,460	25	31,435	27,628	26,892	5.0	4.6	4.8
Consumer instalment and other personal
HELOC	12,434	52	12,382	13,132	13,285	2.0	2.2	2.3
Indirect Auto	29,182	20	29,162	28,364	24,855	4.6	4.7	4.4
Other	846	3	843	742	690	0.1	0.1	0.1
Credit card	14,972	242	14,730	13,496	12,165	2.3	2.2	2.2
Total personal	88,894	342	88,552	83,362	77,887	14.0	13.8	13.8
Real estate
Residential	7,316	7	7,309	6,845	5,680	1.2	1.1	1.0
Non-residential	22,163	10	22,153	21,663	18,303	3.5	3.6	3.3
Total real estate	29,479	17	29,462	28,508	23,983	4.7	4.7	4.3
Agriculture	710	–	710	570	467	0.1	0.1	0.1
Automotive	7,335	3	7,332	5,756	3,025	1.2	1.0	0.5
Financial	7,137	7	7,130	4,716	5,877	1.1	0.8	1.0
Food, beverage, and tobacco	3,191	2	3,189	3,739	2,534	0.5	0.6	0.4
Forestry	567	–	567	587	562	0.1	0.1	0.1
Government, public sector entities, and education	12,429	1	12,428	11,387	9,088	2.0	1.9	1.6
Health and social services	11,410	2	11,408	10,787	9,716	1.8	1.8	1.7
Industrial construction and trade contractors	1,852	6	1,846	1,830	1,491	0.3	0.3	0.3
Metals and mining	1,675	1	1,674	1,486	1,160	0.3	0.2	0.2
Pipelines, oil, and gas	2,078	8	2,070	2,981	1,485	0.3	0.5	0.3
Power and utilities	3,221	–	3,221	2,642	1,797	0.5	0.4	0.3
Professional and other services	10,391	7	10,384	11,207	8,663	1.6	1.9	1.5
Retail sector	4,915	6	4,909	4,545	4,207	0.8	0.8	0.7
Sundry manufacturing and wholesale	7,023	4	7,019	7,389	7,002	1.1	1.2	1.3
Telecommunications, cable, and media	3,800	1	3,799	4,818	4,068	0.6	0.8	0.7
Transportation	9,997	2	9,995	11,647	11,115	1.6	1.9	2.0
Other	2,140	3	2,137	2,014	891	0.3	0.3	0.2
Total business and government	119,350	70	119,280	116,609	97,131	18.9	19.3	17.2
Total United States	208,244	412	207,832	199,971	175,018	32.9	33.1	31.0
International
Personal	14	–	14	16	5	–	–	–
Business and government	1,579	–	1,579	1,513	1,978	0.2	0.2	0.4
Total international	1,593	–	1,593	1,529	1,983	0.2	0.2	0.4
Total excluding other loans	629,797	687	629,110	601,863	560,236	99.4	99.6	99.4
Other loans
Debt securities classified as loans	3,209	126	3,083	1,468	1,980	0.5	0.2	0.4
Acquired credit-impaired loans[2]	665	35	630	912	1,331	0.1	0.2	0.2
Total other loans	3,874	161	3,713	2,380	3,311	0.6	0.4	0.6
Total	$633,671	$848	$632,823	$604,243	$563,547	100.0%	100.0%	100.0%
Incurred but not identified allowance
Personal, business and government			2,915	2,826	2,503
Debt securities classified as loans			20	55	57
Total incurred but not identified allowance			2,935	2,881	2,560
Total, net of allowance			$629,888	$601,362	$560,987
Percentage change over previous year – loans and acceptances,
net of counterparty-specific and individually insignificant allowances			4.7%	7.2%	14.0%
Percentage change over previous year – loans and acceptances, net of allowance			4.7	7.2	14.0
1	Primarily based on the geographic location of the customer's address.
2	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 28

TABLE 23: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY GEOGRAPHY[1]
(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2017	2016	2015	2017	2016	2015
		Counterparty-
		specific and
		individually
		insignificant
	Gross loans	allowances	Net loans	Net loans	Net loans
Canada
Atlantic provinces	$11,389	$11	$11,378	$10,895	$10,706	1.8%	1.8%	1.9%
British Columbia[2]	57,945	21	57,924	54,169	51,979	9.2	9.0	9.2
Ontario[2]	249,656	148	249,508	236,508	224,532	39.4	39.1	39.9
Prairies[2]	68,948	69	68,879	67,498	66,083	10.9	11.2	11.7
Québec	32,022	26	31,996	31,293	29,935	5.0	5.2	5.3
Total Canada	419,960	275	419,685	400,363	383,235	66.3	66.3	68.0
United States
Carolinas (North and South)	10,829	16	10,813	9,788	8,293	1.7	1.6	1.5
Florida	15,832	26	15,806	13,870	12,015	2.5	2.3	2.1
New England[3]	38,627	63	38,564	38,744	36,781	6.1	6.4	6.5
New Jersey	34,068	44	34,024	33,910	31,749	5.4	5.6	5.6
New York	35,180	62	35,118	31,323	26,363	5.6	5.2	4.7
Pennsylvania	11,618	24	11,594	13,144	14,008	1.8	2.2	2.5
Other	62,090	177	61,913	59,192	45,809	9.8	9.8	8.1
Total United States	208,244	412	207,832	199,971	175,018	32.9	33.1	31.0
International
Europe	678	–	678	500	196	0.1	–	–
Other	915	–	915	1,029	1,787	0.1	0.2	0.4
Total international	1,593	–	1,593	1,529	1,983	0.2	0.2	0.4
Total excluding other loans	629,797	687	629,110	601,863	560,236	99.4	99.6	99.4
Other loans	3,874	161	3,713	2,380	3,311	0.6	0.4	0.6
Total	$633,671	$848	$632,823	$604,243	$563,547	100.0%	100.0%	100.0%
Incurred but not identified allowance			2,935	2,881	2,560
Total, net of allowance			$629,888	$601,362	$560,987
Percentage change over previous year – loans and
acceptances, net of counterparty-specific and individually insignificant allowances for loan losses			2017	2016	2015
Canada			4.8%	4.5%	7.4%
United States			3.9	14.3	33.3
International			4.2	(22.9)	(7.0)
Other loans			56.0	(28.1)	(19.2)
Total			4.7%	7.2%	14.0%
1	Primarily based on the geographic location of the customer's address.
2	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
3	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed to ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 29

TABLE 24: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								October 31, 2017
Canada
Atlantic provinces	$3,749	2.0%	$2,225	1.2%	$487	0.6%	$1,187	1.6%	$4,236	1.6%	$3,412	1.3%
British Columbia[4]	14,561	7.7	19,774	10.4	2,329	3.1	11,386	15.2	16,890	6.4	31,160	11.7
Ontario[4]	41,319	21.7	50,882	26.5	8,052	10.7	32,474	43.3	49,371	18.6	83,356	31.5
Prairies[4]	25,421	13.4	14,080	7.4	3,861	5.2	9,640	12.9	29,282	11.0	23,720	8.9
Québec	10,576	5.6	7,738	4.1	1,286	1.7	4,235	5.7	11,862	4.5	11,973	4.5
Total Canada	95,626	50.4%	94,699	49.6%	16,015	21.3%	58,922	78.7%	111,641	42.1%	153,621	57.9%
United States	859		30,895		10		12,472		869		43,367
Total	$96,485		$125,594		$16,025		$71,394		$112,510		$196,988

								October 31, 2016
Canada
Atlantic provinces	$4,007	2.1%	$1,940	1.0%	$515	0.8%	$1,052	1.6%	$4,522	1.8%	$2,992	1.2%
British Columbia[4]	17,134	9.1	16,789	8.9	2,639	4.1	9,211	14.2	19,773	7.8	26,000	10.2
Ontario[4]	48,307	25.5	42,234	22.3	9,053	13.9	25,181	38.6	57,360	22.6	67,415	26.4
Prairies[4]	27,236	14.4	12,999	6.9	4,100	6.3	8,321	12.8	31,336	12.3	21,320	8.4
Québec	11,750	6.2	6,903	3.6	1,595	2.5	3,401	5.2	13,345	5.2	10,304	4.1
Total Canada	108,434	57.3%	80,865	42.7%	17,902	27.6%	47,166	72.4%	126,336	49.7%	128,031	50.3%
United States	917		27,120		10		13,280		927		40,400
Total	$109,351		$107,985		$17,912		$60,446		$127,263		$168,431
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 25: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						October 31, 2017
Canada	1.1%	4.0%	7.3%	14.3%	41.8%	30.4%	1.1%	–%	100.0%
United States	4.3	7.3	7.6	5.2	20.7	53.8	0.8	0.3	100.0
Total	1.6%	4.5%	7.3%	13.0%	38.9%	33.7%	1.0%	–%	100.0%

						October 31, 2016
Canada	1.1%	4.2%	7.7%	14.3%	39.4%	31.7%	1.6%	–%	100.0%
United States	3.7	4.8	12.1	4.7	14.7	58.5	1.2	0.3	100.0
Total	1.5%	4.2%	8.2%	13.1%	36.3%	35.2%	1.5%	–%	100.0%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 30

TABLE 26: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the 12 months ended October 31, 2017			For the 12 months ended October 31, 2016
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,5]	Total	mortgages	lines of credit[4,5]	Total
Canada
Atlantic provinces	73%	70%	72%	73%	69%	72%
British Columbia[6]	67	62	65	67	62	65
Ontario[6]	68	65	66	69	65	67
Prairies[6]	73	71	72	73	69	71
Québec	72	73	73	72	71	72
Total Canada	69	66	67	69	65	68
United States	67	62	64	67	62	65
Total	68%	65%	67%	69%	64%	67%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit (HELOC) loan-to-value includes first position collateral mortgage if applicable.
5	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

IMPAIRED LOANS

A loan is considered impaired when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Excluding debt securities classified as loans, FDIC covered loans, and other ACI loans, gross impaired loans decreased $424 million, or 12%, compared with the prior year, due to resolutions outpacing formations and the impact of foreign exchange.

In Canada, net impaired loans decreased by $183 million, or 25% in 2017. Residential mortgages, consumer instalment and other personal loans, and credit cards, had impaired loans net of counterparty-specific and individually insignificant allowances of $462 million, a decrease of $138 million, or 23%, compared with the prior year, primarily due to resolutions outpacing formations in the real estate secured lending portfolio. Business and government loans had $92 million in net impaired loans, a decrease of $45 million, or 33%, compared with the prior year, largely due to resolutions in the pipelines, oil and gas sector.

In the U.S., net impaired loans decreased by $204 million, or 10% in 2017. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $1,500 million, a decrease of $13 million, or 1%, compared with the prior year due to the impact of foreign exchange, offset by increased impaired loans in the credit card and indirect auto portfolios. Business and government loans had $344 million in net impaired loans, a decrease of $191 million, or 36%, compared with the prior year primarily due to decreases in the pipelines, oil and gas, real estate, and professional and other services sectors and the impact of foreign exchange.

Geographically, 23% of total impaired loans net of counterparty-specific and individually insignificant allowances were generated in Canada and 77% in the U.S. The largest regional concentration of net impaired loans in Canada was in Ontario, which represented 8% of total net impaired loans, down from 10% in the prior year. The largest regional concentration of net impaired loans in the U.S. was in New England representing 18% of total net impaired loans, compared with 20% in the prior year.

TABLE 27: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	2017	2016	2015
Personal, Business and Government Loans[1,2]
Impaired loans as at beginning of period	$3,509	$3,244	$2,731
Classified as impaired during the period	4,724	5,621	4,836
Transferred to not impaired during the period	(966)	(1,521)	(1,179)
Net repayments	(1,556)	(1,523)	(1,257)
Disposals of loans	–	(4)	(8)
Amounts written off	(2,538)	(2,350)	(2,141)
Recoveries of loans and advances previously written off	–	–	–
Exchange and other movements	(88)	42	262
Impaired loans as at end of year	$3,085	$3,509	$3,244
1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 8 of the 2017 Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 8 of the 2017 Consolidated Financial Statements.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 31

TABLE 28: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1,2,3]
(millions of Canadian dollars, except as noted)							As at	Percentage of total
		Oct. 31		Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
		2017		2016	2015	2014	2013	2017	2016	2015	2014	2013
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired	impaired	impaired
	loans	allowances	loans	loans	loans	loans	loans
Canada
Residential mortgages	$296	$17	$279	$385	$378	$427	$434	11.6%	13.9%	14.2%	19.0%	19.3%
Consumer instalment and other
personal
HELOC	108	6	102	140	166	249	301	4.3	5.0	6.2	11.1	13.4
Indirect Auto	48	37	11	9	17	17	16	0.5	0.3	0.7	0.8	0.7
Other	48	29	19	20	19	20	21	0.8	0.7	0.7	0.9	0.9
Credit card	144	93	51	46	45	66	43	2.1	1.7	1.7	2.9	2.0
Total personal	644	182	462	600	625	779	815	19.3	21.6	23.5	34.7	36.3
Real estate
Residential	10	7	3	3	6	10	13	0.1	0.1	0.2	0.4	0.6
Non-residential	5	2	3	7	7	4	5	0.1	0.3	0.3	0.2	0.2
Total real estate	15	9	6	10	13	14	18	0.2	0.4	0.5	0.6	0.8
Agriculture	7	2	5	9	3	5	5	0.2	0.3	0.1	0.3	0.2
Automotive	2	–	2	1	1	1	–	0.1	–	–	–	–
Financial	–	–	–	2	1	1	1	–	0.1	–	–	0.1
Food, beverage, and tobacco	2	1	1	2	1	–	3	–	0.1	–	–	0.1
Forestry	–	–	–	–	–	2	1	–	–	–	0.1	0.1
Government, public sector entities,
and education	–	–	–	–	1	3	4	–	–	–	0.1	0.2
Health and social services	15	4	11	11	3	5	2	0.5	0.4	0.1	0.3	0.1
Industrial construction and trade
contractors	17	15	2	11	2	1	6	0.1	0.4	0.1	–	0.2
Metals and mining	21	6	15	18	6	1	9	0.7	0.7	0.2	–	0.4
Pipelines, oil, and gas	45	23	22	51	68	1	20	0.9	1.8	2.6	–	0.9
Power and utilities	–	–	–	–	–	–	–	–	–	–	–	–
Professional and other services	11	5	6	4	4	4	3	0.2	0.1	0.2	0.2	0.1
Retail sector	19	11	8	11	9	7	18	0.3	0.4	0.3	0.4	0.8
Sundry manufacturing and wholesale	20	13	7	3	2	2	7	0.3	0.1	0.1	0.1	0.3
Telecommunications, cable, and
media	–	–	–	–	2	1	–	–	–	0.1	–	–
Transportation	6	1	5	–	2	1	1	0.2	–	0.1	–	0.1
Other	5	3	2	4	3	5	2	0.1	0.1	0.1	0.3	0.1
Total business and government	185	93	92	137	121	54	100	3.8	4.9	4.5	2.4	4.5
Total Canada	829	275	554	737	746	833	915	23.1	26.5	28.0	37.1	40.8
United States
Residential mortgages	454	25	429	418	361	303	250	17.9	15.0	13.6	13.5	11.1
Consumer instalment and other
personal
HELOC	847	52	795	863	780	325	204	33.1	31.0	29.3	14.5	9.1
Indirect Auto	254	20	234	190	155	128	76	9.8	6.8	5.8	5.7	3.4
Other	7	3	4	4	5	4	1	0.2	0.1	0.2	0.2	0.1
Credit card	280	242	38	38	44	29	98	1.6	1.4	1.7	1.3	4.3
Total personal	1,842	342	1,500	1,513	1,345	789	629	62.6	54.3	50.6	35.2	28.0
Real estate
Residential	34	7	27	54	68	79	98	1.1	1.9	2.6	3.5	4.4
Non-residential	83	10	73	87	133	154	205	3.1	3.1	5.0	6.9	9.1
Total real estate	117	17	100	141	201	233	303	4.2	5.0	7.6	10.4	13.5
Agriculture	2	–	2	1	1	1	1	0.1	–	–	–	0.1
Automotive	15	3	12	14	11	14	12	0.5	0.5	0.4	0.6	0.5
Financial	46	7	39	24	26	25	8	1.6	0.9	1.0	1.1	0.4
Food, beverage, and tobacco	11	2	9	4	7	9	10	0.4	0.1	0.3	0.4	0.4
Forestry	1	–	1	12	–	1	1	–	0.4	–	–	0.1
Government, public sector entities,
and education	10	1	9	8	8	16	19	0.4	0.3	0.3	0.7	0.8
Health and social services	13	2	11	29	38	49	23	0.5	1.1	1.4	2.2	1.0
Industrial construction and trade
contractors	26	6	20	22	30	26	46	0.8	0.8	1.1	1.2	2.1
Metals and mining	5	1	4	4	13	9	18	0.2	0.1	0.5	0.4	0.8
Pipelines, oil, and gas	25	8	17	77	6	–	–	0.7	2.8	0.2	–	–
Power and utilities	1	–	1	–	–	–	–	–	–	–	–	–
Professional and other services	53	7	46	75	74	84	68	1.9	2.7	2.8	3.7	3.0
Retail sector	43	6	37	43	65	80	99	1.6	1.6	2.4	3.6	4.4
Sundry manufacturing and wholesale	30	4	26	41	40	39	28	1.1	1.5	1.5	1.7	1.3
Telecommunications, cable, and
media	2	1	1	9	13	16	12	–	0.3	0.5	0.7	0.5
Transportation	8	2	6	25	31	15	39	0.2	0.9	1.2	0.7	1.8
Other	6	3	3	6	5	5	12	0.1	0.2	0.2	0.3	0.5
Total business and government	414	70	344	535	569	622	699	14.3	19.2	21.4	27.7	31.2
Total United States	2,256	412	1,844	2,048	1,914	1,411	1,328	76.9	73.5	72.0	62.9	59.2
International
Business and government	–	–	–	–	–	–	–	–	–	–	–	–
Total international	–	–	–	–	–	–	–	–	–	–	–	–
Total	$3,085	$687	$2,398	$2,785	$2,660	$2,244	$2,243	100.0%	100.0%	100.0%	100.0%	100.0%
Net impaired loans as a % of
common equity			3.45%	4.09%	4.24%	4.28%	4.83%
[1]	Primarily based on the geographic location of the customer's address.
[2]	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 8 of the 2017 Consolidated Financial Statements.
[3]	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 8 of the 2017 Consolidated Financial Statements.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 32

TABLE 29: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES FOR LOAN LOSSES BY GEOGRAPHY[1,2,3]
(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2017	2016	2015	2017	2016	2015
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired
	loans	allowances	loans	loans	loans
Canada
Atlantic provinces	$40	$11	$29	$32	$34	1.2%	1.2%	1.3%
British Columbia[4]	78	21	57	85	109	2.4	3.1	4.1
Ontario[4]	344	148	196	277	318	8.2	9.9	11.9
Prairies[4]	260	69	191	231	156	7.9	8.3	5.9
Québec	107	26	81	112	129	3.4	4.0	4.8
Total Canada	829	275	554	737	746	23.1	26.5	28.0
United States
Carolinas (North and South)	113	16	97	98	110	4.0	3.5	4.1
Florida	174	26	148	154	163	6.2	5.5	6.1
New England[5]	504	63	441	564	524	18.4	20.2	19.7
New Jersey	380	44	336	396	387	14.0	14.2	14.6
New York	428	62	366	328	318	15.3	11.8	12.0
Pennsylvania	150	24	126	161	171	5.2	5.8	6.4
Other	507	177	330	347	241	13.8	12.5	9.1
Total United States	2,256	412	1,844	2,048	1,914	76.9	73.5	72.0
Total	$3,085	$687	$2,398	$2,785	$2,660	100.0%	100.0%	100.0%
Net impaired loans as a %
of net loans[6]			0.38%	0.46%	0.48%

1	Primarily based on the geographic location of the customer's address.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 8 of the 2017 Consolidated Financial Statements.
3	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 8 of the 2017 Consolidated Financial Statements.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
5	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
6	Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of counterparty-specific and collectively assessed allowances. The allowance is increased by the PCL, and decreased by write-offs net of recoveries and disposals. The Bank maintains the allowance at levels that management believes is adequate to absorb incurred credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Counterparty-specific allowance

The Bank establishes counterparty-specific allowances for individually significant impaired loans when the estimated realizable value of the loan is less than its recorded value, based on the discounting of expected future cash flows.

During 2017, counterparty-specific allowances decreased by $136 million, or 34%, resulting in a total counterparty-specific allowance of $263 million. The decrease is primarily attributable to the debt securities classified as loans portfolio, improved credit quality in the oil and gas sector, and the impact of foreign exchange. Excluding debt securities classified as loans, FDIC covered loans and other ACI loans, counterparty-specific allowances decreased by $55 million, or 29% from the prior year, primarily due to the improved credit quality in the oil and gas sector and the impact of foreign exchange.

Collectively assessed allowance for individually insignificant impaired loans

Individually insignificant loans, such as the Bank's personal and small business banking loans and credit card loans, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.

During 2017, the collectively assessed allowance for individually insignificant impaired loans decreased by $8 million, or 1%, resulting in a total of $585 million. Excluding FDIC covered loans and other ACI loans, the collectively assessed allowance for individually insignificant impaired loans increased by $18 million, or 3% from the prior year.

Collectively assessed allowance for incurred but not identified credit losses

The collectively assessed allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of collectively assessed allowance for incurred but not identified losses reflects exposures across all portfolios and categories. The collectively assessed allowance for incurred but not identified credit losses is reviewed on a quarterly basis using credit risk models and management's judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD) of the related portfolios. The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of EAD. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the commercial and wholesale portfolios, allowances are estimated using borrower specific information. The LGD is based on the security and structure of the facility; EAD is a function of the current usage, the borrower's risk rating, and the committed amount of the facility. For the consumer lending and small business banking portfolios, the collectively assessed allowance for incurred but not identified credit losses is calculated on a pooled portfolio level with each pool comprising exposures with similar credit risk characteristics segmented, for example by product type and PD estimate. Recovery data models are used in the determination of the LGD for each pool. EAD is a function of the current usage and historical exposure experience at default.

As at October 31, 2017, the collectively assessed allowance for incurred but not identified credit losses was $3,502 million, up from $3,381 million as at October 31, 2016. Excluding debt securities classified as loans, the collectively assessed allowance for incurred but not identified credit losses increased by $156 million, or 5% from the prior year, primarily due to the Business and Government and U.S. Credit Card portfolios, offset by the impact of foreign exchange.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 33

The Bank periodically reviews the input and assumptions for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the year ended October 31, 2017, certain refinements were made, the cumulative effect of which was not material. Allowance for credit losses are further described in Note 8 of the 2017 Consolidated Financial Statements.

PROVISION FOR CREDIT LOSSES

The PCL is the amount charged to income to bring the total allowance for credit losses, including both counterparty-specific and collectively assessed allowances, to a level that management considers adequate to absorb incurred credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries in the year.

The Bank recorded a total PCL of $2,216 million in 2017, compared with a total PCL of $2,330 million in 2016. This amount comprised $1,990 million of counterparty-specific and individually insignificant provisions and $226 million of collectively assessed incurred but not identified provisions. Total PCL as a percentage of net average loans and acceptances decreased to 0.36% from 0.40%.

In Canada, residential mortgages, consumer instalment and other personal loans, and credit card loans, required counterparty-specific and individually insignificant provisions of $931 million, a decrease of $14 million, or 1%, compared to 2016. Business and government loans required counterparty-specific and individually insignificant provisions of $35 million, a decrease of $68 million, or 66%, compared to 2016 primarily due to improved credit quality in the oil and gas sector.

In the U.S., residential mortgages, consumer instalment and other personal loans, and credit card loans, required counterparty-specific and individually insignificant provisions of $1,059 million, an increase of $252 million, or 31%, compared to 2016, primarily due to an increase in provisions for the credit card and indirect auto loan portfolios. Business and government loans required counterparty-specific and individually insignificant provisions of $5 million, a decrease of $34 million, or 87%, compared to 2016 primarily due to improved credit quality in the oil and gas sector.

Geographically, 49% of counterparty-specific and individually insignificant provisions were attributed to Canada and 51% to the U.S. when accounting for recoveries in the debt securities classified as loans and acquired credit-impaired loan portfolios. The largest regional concentration of counterparty-specific and individually insignificant provisions in Canada were concentrated in Ontario, which represented 19% of total counterparty-specific and individually insignificant provisions, down from 21% in 2016. The largest regional concentration of counterparty-specific and individually insignificant provisions in the U.S. were concentrated in New York, representing 7% of total counterparty-specific and individually insignificant provisions, up from 5% in the prior year.

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 30: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	2017	2016	2015
Provision for credit losses – counterparty-specific and individually insignificant
Counterparty-specific	$40	$139	$76
Individually insignificant	2,575	2,334	2,062
Recoveries	(625)	(602)	(601)
Total provision for credit losses for counterparty-specific and individually insignificant	1,990	1,871	1,537
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[1]	–	165	44
U.S. Retail	144	210	76
Corporate[2]	82	84	26
Total provision for credit losses – incurred but not identified	226	459	146
Provision for credit losses	$2,216	$2,330	$1,683
1	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
2	The retailer program partners' share of the U.S. strategic cards portfolio.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 34

TABLE 31: PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2017	2016	2015	2017	2016	2015
Provision for credit losses – counterparty-specific and
individually insignificant
Canada
Residential mortgages	$22	$15	$25	1.1%	0.8%	1.6%
Consumer instalment and other personal
HELOC	7	5	7	0.4	0.3	0.4
Indirect auto	245	253	153	12.3	13.5	10.0
Other	172	169	148	8.6	9.0	9.6
Credit card	485	503	495	24.4	26.9	32.2
Total personal	931	945	828	46.8	50.5	53.8
Real estate
Residential	–	–	(3)	–	–	(0.2)
Non-residential	1	–	3	0.1	–	0.2
Total real estate	1	–	–	0.1	–	–
Agriculture	–	–	2	–	–	0.1
Automotive	–	1	2	–	0.1	0.1
Financial	–	–	–	–	–	–
Food, beverage, and tobacco	–	(3)	11	–	(0.2)	0.7
Forestry	1	–	–	0.1	–	–
Government, public sector entities, and education	–	(1)	–	–	(0.1)	–
Health and social services	4	4	–	0.2	0.2	–
Industrial construction and trade contractors	9	11	21	0.4	0.6	1.4
Metals and mining	5	1	(1)	0.2	0.1	(0.1)
Pipelines, oil, and gas	(11)	43	21	(0.5)	2.3	1.4
Power and utilities	–	–	–	–	–	–
Professional and other services	6	9	(18)	0.3	0.5	(1.1)
Retail sector	11	12	9	0.5	0.6	0.6
Sundry manufacturing and wholesale	1	14	–	0.1	0.7	–
Telecommunications, cable, and media	1	1	–	0.1	0.1	–
Transportation	2	4	4	0.1	0.2	0.3
Other	5	7	11	0.2	0.4	0.7
Total business and government	35	103	62	1.8	5.5	4.1
Total Canada	966	1,048	890	48.6	56.0	57.9
United States
Residential mortgages	7	16	24	0.4	0.9	1.6
Consumer instalment and other personal
HELOC	7	58	69	0.4	3.1	4.5
Indirect auto	229	146	123	11.5	7.8	8.0
Other	128	96	77	6.4	5.1	5.0
Credit card	688	491	337	34.5	26.2	21.9
Total personal	1,059	807	630	53.2	43.1	41.0
Real estate
Residential	1	(5)	–	0.1	(0.3)	–
Non-residential	(3)	6	15	(0.2)	0.4	1.0
Total real estate	(2)	1	15	(0.1)	0.1	1.0
Agriculture	–	–	–	–	–	–
Automotive	(1)	1	4	(0.1)	0.1	0.3
Financial	19	(3)	1	1.0	(0.2)	0.1
Food, beverage, and tobacco	1	1	4	0.1	0.1	0.3
Forestry	(7)	7	–	(0.4)	0.4	–
Government, public sector entities, and education	(2)	(6)	2	(0.1)	(0.4)	0.1
Health and social services	(6)	2	2	(0.3)	0.1	0.1
Industrial construction and trade contractors	7	(1)	9	0.4	(0.1)	0.6
Metals and mining	(1)	3	–	(0.1)	0.2	–
Pipelines, oil, and gas	(15)	25	–	(0.8)	1.2	–
Power and utilities	(1)	1	–	(0.1)	0.1	–
Professional and other services	3	(2)	8	0.2	(0.1)	0.5
Retail sector	–	(4)	11	–	(0.2)	0.7
Sundry manufacturing and wholesale	(6)	(4)	18	(0.3)	(0.2)	1.1
Telecommunications, cable, and media	(1)	3	2	(0.1)	0.2	0.1
Transportation	1	1	–	0.1	0.1	–
Other	16	14	4	0.8	0.7	0.3
Total business and government	5	39	80	0.2	2.1	5.2
Total United States	1,064	846	710	53.4	45.2	46.2
Total excluding other loans	2,030	1,894	1,600	102.0	101.2	104.1
Other loans
Debt securities classified as loans	(2)	8	(27)	(0.1)	0.4	(1.8)
Acquired credit-impaired loans[2]	(38)	(31)	(36)	(1.9)	(1.6)	(2.3)
Total other loans	(40)	(23)	(63)	(2.0)	(1.2)	(4.1)
Total provision for credit losses – counterparty-specific and
individually insignificant	$1,990	$1,871	$1,537	100.0%	100.0%	100.0%
Provision for credit losses – incurred but not identified
Personal, business and government	237	463	157
Debt securities classified as loans	(11)	(4)	(11)
Total provision for credit losses – incurred but not identified	226	459	146
Total provision for credit losses	$2,216	$2,330	$1,683
1	Primarily based on the geographic location of the customer's address.
2	Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 35

TABLE 32: PROVISION FOR CREDIT LOSSES BY GEOGRAPHY[1]
(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2017	2016	2015	2017	2016	2015
Canada
Atlantic provinces	$75	$69	$53	3.4%	3.0%	3.1%
British Columbia[2]	109	120	112	4.9	5.1	6.7
Ontario[2]	374	400	415	16.9	17.2	24.7
Prairies[2]	258	310	174	11.6	13.3	10.3
Québec	150	149	136	6.8	6.4	8.1
Total Canada	966	1,048	890	43.6	45.0	52.9
United States
Carolinas (North and South)	42	33	26	1.9	1.4	1.5
Florida	77	53	43	3.5	2.3	2.6
New England[3]	112	112	135	5.1	4.8	8.0
New Jersey	95	81	87	4.3	3.4	5.2
New York	143	98	84	6.4	4.2	5.0
Pennsylvania	52	41	41	2.3	1.8	2.4
Other[4]	543	428	294	24.5	18.4	17.5
Total United States	1,064	846	710	48.0	36.3	42.2
Total excluding other loans	2,030	1,894	1,600	91.6	81.3	95.1
Other loans	(40)	(23)	(63)	(1.8)	(1.0)	(3.8)
Total counterparty-specific and individually insignificant provision	1,990	1,871	1,537	89.8	80.3	91.3
Incurred but not identified provision	226	459	146	10.2	19.7	8.7
Total provision for credit losses	$2,216	$2,330	$1,683	100.0%	100.0%	100.0%

Provision for credit losses as a % of average	October 31	October 31	October 31
net loans and acceptances[5]	2017	2016	2015
Canada
Residential mortgages	0.01%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.73	0.81	0.72
Business and government	0.04	0.12	0.08
Total Canada	0.24	0.27	0.24
United States
Residential mortgages	0.03	0.06	0.09
Credit card, consumer instalment and other personal	1.92	1.50	1.38
Business and government	–	0.04	0.10
Total United States	0.55	0.46	0.46
International	–	–	–
Total excluding other loans	0.34	0.33	0.31
Other loans	(1.47)	(0.84)	(1.69)
Total counterparty-specific and individually insignificant provision	0.33	0.32	0.29
Incurred but not identified provision	0.04	0.08	0.03
Total provision for credit losses as a % of average
net loans and acceptances	0.36%	0.40%	0.32%
1	Primarily based on the geographic location of the customer's address.
2	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[3]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[4]	Other includes PCL attributable to other states/regions including those outside TD's core U.S. geographic footprint.
5	Includes customers' liability under acceptances.

Non-Prime Loans

As at October 31, 2017, the Bank had approximately $2.5 billion (October 31, 2016 – $2.6 billion), gross exposure to non-prime loans, which primarily consist of automotive loans originated in Canada. The credit loss rate, an indicator of credit quality, and defined as annual PCL divided by the average month-end loan balance was approximately 5.25% on an annual basis (October 31, 2016 – 6.79%). PCL primarily declined due to lower provisions for individually insignificant impaired loans, reflecting the economic recovery in oil and gas impacted regions. These loans are recorded at amortized cost.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 36

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 33: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty[1]
(millions of Canadian dollars)												As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[6]
Country											October 31, 2017
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	168	3	171	–	–	3	3	29	35	2	66	240
Ireland	–	–	194	194	11	–	274	285	–	–	–	–	479
Portugal	–	–	–	–	–	–	16	16	7	–	–	7	23
Spain	–	99	47	146	–	–	35	35	9	1,277	3	1,289	1,470
Total GIIPS	–	267	244	511	11	–	328	339	45	1,312	5	1,362	2,212
Rest of Europe
Austria	–	–	–	–	12	11	1	24	–	1,073	51	1,124	1,148
Finland	6	134	1	141	–	40	1	41	–	1,066	–	1,066	1,248
France	602	636	117	1,355	66	604	2,532	3,202	78	5,337	275	5,690	10,247
Germany	1,259	522	28	1,809	419	901	873	2,193	233	7,568	45	7,846	11,848
Luxembourg	–	–	–	–	35	–	1,138	1,173	6	–	–	6	1,179
Netherlands	548	339	161	1,048	320	727	323	1,370	72	4,109	313	4,494	6,912
Norway	–	67	4	71	22	311	22	355	1	327	457	785	1,211
Sweden	–	105	122	227	–	361	245	606	5	1,189	788	1,982	2,815
Switzerland	975	58	42	1,075	34	–	601	635	55	–	59	114	1,824
United Kingdom	2,511	2,784	20	5,315	836	580	9,086	10,502	269	2,082	1,744	4,095	19,912
Other[7]	258	5	–	263	193	153	187	533	42	372	11	425	1,221
Total Rest of Europe	6,159	4,650	495	11,304	1,937	3,688	15,009	20,634	761	23,123	3,743	27,627	59,565
Total Europe	$6,159	$4,917	$739	$11,815	$1,948	$3,688	$15,337	$20,973	$806	$24,435	$3,748	$28,989	$61,777

Country											October 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	168	6	174	–	–	9	9	22	36	1	59	242
Ireland	–	–	–	–	45	–	592	637	–	–	–	–	637
Portugal	–	–	–	–	–	–	26	26	1	–	–	1	27
Spain	–	105	48	153	–	–	52	52	2	–	–	2	207
Total GIIPS	–	273	54	327	45	–	679	724	25	36	1	62	1,113
Rest of Europe
Austria	–	–	–	–	–	17	8	25	–	737	182	919	944
Finland	7	64	13	84	–	21	100	121	–	1,379	–	1,379	1,584
France	437	765	169	1,371	96	863	1,582	2,541	108	6,734	262	7,104	11,016
Germany	1,037	644	55	1,736	464	738	709	1,911	186	10,779	19	10,984	14,631
Luxembourg	–	–	–	–	59	–	445	504	–	75	57	132	636
Netherlands	588	555	271	1,414	604	240	367	1,211	16	4,271	506	4,793	7,418
Norway	–	4	4	8	1	95	34	130	7	305	272	584	722
Sweden	–	64	222	286	–	247	76	323	7	1,359	451	1,817	2,426
Switzerland	1,125	58	125	1,308	75	–	802	877	51	–	168	219	2,404
United Kingdom	1,787	3,009	37	4,833	1,000	550	4,823	6,373	158	1,765	3,429	5,352	16,558
Other[7]	268	–	8	276	166	250	217	633	5	343	60	408	1,317
Total Rest of Europe	5,249	5,163	904	11,316	2,465	3,021	9,163	14,649	538	27,747	5,406	33,691	59,656
Total Europe	$5,249	$5,436	$958	$11,643	$2,510	$3,021	$9,842	$15,373	$563	$27,783	$5,407	$33,753	$60,769
1	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
2	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at October 31, 2017, or October 31, 2016.
3	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.5 billion (October 31, 2016 – $6.9 billion) for GIIPS and $67.4 billion (October 31, 2016 – $24.7 billion) for the rest of Europe. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
4	Trading and Investment portfolio includes deposits and trading exposures are net of eligible short positions.
5	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were not significant as at October 31, 2017, and October 31, 2016.
6	The reported exposures do not include $0.2 billion of protection the Bank purchased through credit default swaps (October 31, 2016 – $0.3 billion).
7	Other European exposure is distributed across 7 countries (October 31, 2016 – 7 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1.0 billion as at October 31, 2017.

Of the Bank’s European exposure, approximately 96% (October 31, 2016 – 98%) is to counterparties in countries rated AA or better by either Moody’s Investor Services (Moody’s) or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated A+ or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $9.5 billion (October 31, 2016 – $8.9 billion) of exposure to supranational entities with European sponsorship and $2.3 billion (October 31, 2016 – $0.2 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 37

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value, and as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans originated from FDIC-assisted transactions, including covered loans subject to loss sharing agreements with the FDIC and The South Financial Group acquisition. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 34: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance[2]	impaired loans	allowances	balance
					October 31, 2017
FDIC-assisted acquisitions[3]	$362	$335	$1	$19	$315	87.0%
South Financial	359	330	2	13	315	87.7
Total ACI loan portfolio	$721	$665	$3	$32	$630	87.4%

					October 31, 2016
FDIC-assisted acquisitions[3]	$508	$480	$1	$35	$444	87.4%
South Financial	529	494	3	23	468	88.5
Total ACI loan portfolio	$1,037	$974	$4	$58	$912	87.9%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
3	Carrying value does not include the effect of the FDIC loss sharing agreement.

During the year ended October 31, 2017, the Bank recorded a recovery of $38 million in PCL on ACI loans (2016 – $31 million, 2015 – $36 million). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 35: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics
(millions of Canadian dollars, except as noted)	As at
	October 31, 2017		October 31, 2016
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$650	90.1%	$912	88.0%
30-89 days past due	15	2.1	24	2.3
90 or more days past due	56	7.8	101	9.7
Total ACI loans	$721	100.0%	$1,037	100.0%

Geographic region
Florida	$481	66.7%	$691	66.6%
South Carolina	183	25.4	260	25.1
North Carolina	54	7.5	83	8.0
Other U.S. and Canada	3	0.4	3	0.3
Total ACI loans	$721	100.0%	$1,037	100.0%

1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency collateralized mortgage obligations (CMO) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. Refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of the 2016 Annual Report for further details on CMOs.

The allowance for losses that are incurred but not identified as at October 31, 2017, was US$16 million (October 31, 2016 – US$41 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at October 31, 2017, and October 31, 2016. As at October 31, 2017, the balance of the remaining acquisition-related incurred loss was US$115 million (October 31, 2016 – US$160 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TABLE 36: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)				As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				October 31, 2017
Non-agency CMOs	$613	$542	$114	$428	69.8%

				October 31, 2016
Non-agency CMOs	$1,158	$1,020	$195	$825	71.2%

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 38

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflected the discount on acquisition and the Bank's risk inherent on the entire portfolio, resulting in a net capital benefit. The net capital benefit expired on October 31, 2016. During the first quarter of 2017, the Bank unwound the re-securitizations and sold a portion of the non-agency CMO portfolio resulting in a gain on sale, recognized in other income within the Corporate segment. The impact of the sale on the portfolio and related allowance for loan losses is reflected in the table above.

TABLE 37: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)					As at
		Alt-A	Prime Jumbo			Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					October 31, 2017
2003	$16	$18	$9	$10	$25	$28
2004	40	44	12	13	52	57
2005	50	68	7	7	57	75
2006	93	107	32	36	125	143
2007	152	173	33	39	185	212
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$351	$410	$93	$105	$444	$515
Less: allowance for incurred but not identified credit losses					16
Total					$428

					October 31, 2016
2003	$20	$23	$20	$21	$40	$44
2004	49	55	15	17	64	72
2005	204	248	14	16	218	264
2006	157	187	73	84	230	271
2007	226	270	88	99	314	369
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$656	$783	$210	$237	$866	$1,020
Less: allowance for incurred but not identified credit losses					41
Total					$825

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 39

Group Financial Condition

Capital Position

TABLE 38: CAPITAL STRUCTURE AND RATIOS – Basel III[1]
(millions of Canadian dollars, except as noted)	2017	2016
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$20,967	$20,881
Retained earnings	40,489	35,452
Accumulated other comprehensive income	8,006	11,834
Common Equity Tier 1 Capital before regulatory adjustments	69,462	68,167

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(18,820)	(19,517)
Intangibles (net of related tax liability)	(2,310)	(2,241)
Deferred tax assets excluding those arising from temporary differences	(113)	(172)
Cash flow hedge reserve	506	(1,690)
Shortfall of provisions to expected losses	(805)	(906)
Gains and losses due to changes in own credit risk on fair valued liabilities	(73)	(166)
Defined benefit pension fund net assets (net of related tax liability)	(13)	(11)
Investment in own shares	–	(72)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions
(amount above 10% threshold)	(1,206)	(1,064)
Total regulatory adjustments to Common Equity Tier 1 Capital	(22,834)	(25,839)
Common Equity Tier 1 Capital	46,628	42,328

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	4,247	3,899
Directly issued capital instruments subject to phase out from Additional Tier 1	3,229	3,236
Additional Tier 1 instruments issued by subsidiaries and held by third parties subject to phase out	–	286
Additional Tier 1 Capital instruments before regulatory adjustments	7,476	7,421

Additional Tier 1 Capital instruments regulatory adjustments
Investment in own Additional Tier 1 instruments	(1)	–
Significant investments in the capital of banking, financial, and insurance entities that are outside
the scope of regulatory consolidation, net of eligible short positions	(352)	(352)
Total regulatory adjustments to Additional Tier 1 Capital	(353)	(352)
Additional Tier 1 Capital	7,123	7,069
Tier 1 Capital	53,751	49,397

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	7,156	5,760
Directly issued capital instruments subject to phase out from Tier 2	2,648	4,899
Tier 2 instruments issued by subsidiaries and held by third parties subject to phase out	–	270
Collective allowances	1,668	1,660
Tier 2 Capital before regulatory adjustments	11,472	12,589

Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	(25)	–
Significant investments in the capital of banking, financial, and insurance entities that are outside
consolidation, net of eligible short positions	(160)	(170)
Total regulatory adjustments to Tier 2 Capital	(185)	(170)
Tier 2 Capital	11,287	12,419
Total Capital	65,038	61,816

Risk-weighted assets[2]
Common Equity Tier 1 Capital	$435,750	$405,844
Tier 1 Capital	435,750	405,844
Total Capital	435,750	405,844
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of CET1 Capital risk-weighted assets)	10.7%	10.4%
Tier 1 Capital (as percentage of Tier 1 Capital risk-weighted assets)	12.3	12.2
Total Capital (as percentage of Total Capital risk-weighted assets)	14.9	15.2
Leverage ratio[3]	3.9	4.0
[1]	Capital position has been calculated using the "all-in" basis.
[2]

Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2016, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 64%, 71%, and 77% respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%, respectively. As the Bank is constrained by the Basel 1 regulatory floor, the RWA as it relates to the regulatory floor is calculated based on the Basel 1 risk weights which are the same for all capital ratios.

[3]	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 40

THE BANK'S CAPITAL MANAGEMENT OBJECTIVES

The Bank's capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	the Bank's Risk Appetite Statement (RAS);
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank's internal assessment of capital requirements consistent with the Bank's risk profile and risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected events; and
–	support and facilitate business growth and/or acquisitions consistent with the Bank's strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank's overall objective of providing a satisfactory return on shareholders' equity.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

Enterprise Capital Management manages capital for the Bank and is responsible for forecasting and monitoring compliance with capital targets. The Board of Directors (the "Board") oversees capital adequacy risk management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

Economic capital is the Bank’s internal measure of capital requirements and is one of the key components in the Bank’s assessment of internal capital adequacy. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital utilized to fund acquisitions or investments to support future earnings growth.

The Bank uses internal models to determine the amount of risk-based capital required to support the risks resulting from the Bank’s business operations. Characteristics of these models are described in the "Managing Risk" section of this document. The objective of the Bank’s economic capital framework is to hold risk-based capital to cover unexpected losses in a manner consistent with TD’s capital management objectives.

The Bank operates its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar 1 risks covering credit risk, market risk, and operational risk, the Bank’s economic capital framework captures other material Pillar 2 risks including non-trading market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as "Other", namely business risk, insurance risk, and risks associated with the Bank’s significant investments. The framework also captures diversification benefits across risk types and business segments.

Please refer to the "Economic Capital and Risk-Weighted Assets by Segment" section for a business segment breakdown of the Bank’s economic capital.

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA, inclusive of any minimum requirements outlined under the Basel I floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage ratio exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

OSFI's Capital Requirements under Basel III

The Office of the Superintendent of Financial Institutions Canada's (OSFI) Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach. For fiscal 2017, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 72%, 77%, and 81%. This scalar increases to 80% in 2018 and 100% in 2019 for the CET1 calculation. A similar set of scalar phase-in percentages apply to the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% could be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 41

Effective the first quarter of 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures will be capped at 1.25% of total RWA in the first quarter of 2017 and increase each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at October 31, 2017, the CCB is only applicable to private sector credit exposures located in Hong Kong, Sweden, Norway, and the United Kingdom. Based on the allocation of exposures and buffers currently in place in Hong Kong, Sweden, Norway, and the United Kingdom, the Bank's countercyclical buffer requirement is 0% as at October 31, 2017.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios. Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the Advanced Internal Ratings Based (AIRB) approach. The remaining assets in the U.S. Retail segment continue to use the standardized approach for credit risk.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

As at October 31, 2017, the Bank's CET1, Tier 1, and Total Capital ratios were 10.7%, 12.3%, and 14.9%, respectively. Compared with the Bank's CET1 Capital ratio of 10.4% at October 31, 2016, the CET1 Capital ratio, as at October 31, 2017, increased due to organic capital growth, actuarial gains on employee benefit plans primarily due to an increase in long term interest rates, unrealized gains in AOCI from available-for-sale securities portfolio due to tightening of the credit spreads, partially offset by an increase in RWA attributable to the Basel I regulatory floor, RWA growth across all segments, common shares repurchased, and the impact of the Scottrade transaction.

As at October 31, 2017, the Bank's leverage ratio was 3.9%. Compared with the Bank's leverage ratio of 4.0% at October 31, 2016, the leverage ratio, as at October 31, 2017, decreased as capital generation and preferred share issuances were more than offset by business growth in all segments.

Common Equity Tier 1 Capital

CET1 Capital was $46.6 billion as at October 31, 2017. Strong earnings growth contributed the majority of CET1 Capital growth in the year. Capital management funding activities during the year included the common share issuance of $477 million under the dividend reinvestment plan and from stock option exercises.

Tier 1 and Tier 2 Capital

Tier 1 Capital was $54 billion as at October 31, 2017, consisting of CET1 Capital and Additional Tier 1 Capital of $47 billion and $7 billion, respectively. Tier 1 Capital management activities during the year consisted of the issuance of $350 million non-cumulative Rate Reset Preferred Shares, Series 16, which included NVCC Provisions to ensure loss absorbency at the point of non-viability, and the redemption, by TD's indirect subsidiary Northgroup Preferred Capital Corporation, of US$500 million Fixed-to-Floating Rate Exchangeable Non-Cumulative Perpetual Preferred Stock, Series A.

Tier 2 Capital was $11 billion as at October 31, 2017. Tier 2 Capital management activities during the year consisted of the issuance of $1.5 billion 3.224% subordinated debentures due July 25, 2029, which included NVCC Provisions to ensure loss absorbency at the point of non-viability, and the redemption of $2.25 billion 4.779% subordinated debentures due December 14, 2105 and the redemption, by TD's indirect subsidiary TD Bank, N.A., of $270 million 4.644% Fixed Rate/Floating Rate Subordinated Notes due September 20, 2022. On November 7, 2017, the Bank announced its intention to redeem $1.8 billion 5.763% subordinated debentures due December 18, 2106 on December 18, 2017.

Internal Capital Adequacy Assessment Process

The Bank's Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's capital modeling and stress testing practices which help inform the Bank's overall CAR.

The ICAAP is led by Risk Management and is supported by numerous functional areas who together help assess the Bank's internal capital adequacy. This assessment ultimately represents the capacity to bear risk in congruence with the Bank's risk profile and RAS. Risk Management alongside Enterprise Capital Management assesses and monitors the overall adequacy of the Bank's available capital in relation to both internal and regulatory capital requirements under normal and stressed conditions.

DIVIDENDS

At October 31, 2017, the quarterly dividend was $0.60 per share, consistent with the Bank's current target payout range of 40% to 50% of adjusted earnings. Cash dividends declared and paid during the year totalled $2.35 per share (2016 – $2.16). For cash dividends payable on the Bank's preferred shares, refer to Note 21 of the 2017 Consolidated Financial Statements. As at October 31, 2017, 1,840 million common shares were outstanding (2016 – 1,857 million). The Bank's ability to pay dividends is subject to the requirements of the Bank Act (Canada) (the "Bank Act") and OSFI. Refer to Note 21 of the 2017 Consolidated Financial Statements for further information on dividend restrictions.

NORMAL COURSE ISSUER BID

On September 18, 2017, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's amended normal course issuer bid (NCIB) to repurchase for cancellation up to an additional 20 million of the Bank’s common shares. On October 4, 2017, in connection with its amended NCIB, the Bank announced its intention to purchase for cancellation up to 7.98 million of its common shares pursuant to specific share repurchase programs. During the quarter ended October 31, 2017, the Bank completed the purchase of common shares pursuant to the specific share repurchase programs, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended October 31, 2017, the Bank repurchased 7.98 million common shares under its amended NCIB at an average price of $64.80 per share for a total amount of $517 million.

On March 16, 2017, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 15 million of the Bank's common shares. On March 28, 2017, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 14.5 million of its common shares pursuant to a specific share repurchase program. During the quarter ended April 30, 2017, the Bank completed the purchase of common shares pursuant to the specific share repurchase program, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended April 30, 2017, the Bank repurchased 15 million common shares under its NCIB at an average price of $58.65 per share for a total amount of $880 million.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 42

On December 9, 2015, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 9.5 million of the Bank's common shares. On January 11, 2016, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 3 million of its common shares pursuant to private agreements between the Bank and an arm's length third party seller. During the quarter ended January 31, 2016, the Bank completed the purchase of common shares by way of private agreements, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the three months ended January 31, 2016, the Bank repurchased 9.5 million common shares under its NCIB at an average price of $51.23 per share for a total amount of $487 million.

RISK-WEIGHTED ASSETS

Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank's RWA are included in the following table.

TABLE 39: COMMON EQUITY TIER 1 CAPITAL RISK-WEIGHTED ASSETS[1]
(millions of Canadian dollars)		As at
	October 31, 2017	October 31, 2016
Credit risk
Retail
Residential secured	$30,500	$29,563
Qualifying revolving retail	19,432	18,965
Other retail	45,300	43,288
Non-retail
Corporate	168,119	169,559
Sovereign	7,618	5,139
Bank	8,275	9,087
Securitization exposures	14,442	16,161
Equity exposures	805	789
Exposures subject to standardized or Internal Ratings Based (IRB) approaches	294,491	292,551
Adjustment to IRB RWA for scaling factor	8,615	8,515
Other assets not included in standardized or IRB approaches	36,687	39,230
Total credit risk	339,793	340,296
Market risk	14,020	12,211
Operational risk	48,392	48,001
Regulatory floor	33,545	5,336
Total	$435,750	$405,844
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2016, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA were 64%, 71%, and 77%, respectively. For fiscal 2017, the scalars are 72%, 77%, and 81%, respectively. As the Bank is constrained by the Basel 1 regulatory floor, the RWA as it relates to the regulatory floor is calculated based on the Basel 1 risk weights which are the same for all capital ratios.

TABLE 40: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)			For the years ended
		October 31, 2017		October 31, 2016
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at	$324,335	$15,961	$308,164	$20,423
beginning of period
Book size	10,087	(4,292)	18,589	(527)
Book quality	(6,724)	(651)	2,556	(223)
Model updates	(1,291)	–	(11,195)	(4,144)
Methodology and policy	4,948	578	–	–
Acquisitions and disposals	4,018	–	(318)	–
Foreign exchange movements	(8,019)	(338)	5,124	432
Other	1,181	–	1,415	–
Total RWA movement	4,200	(4,703)	16,171	(4,462)
Common Equity Tier 1 Capital RWA, balance at
end of period	$328,535	$11,258	$324,335	$15,961

Counterparty credit risk is comprised of over-the-counter derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA which was phased in at 72% for fiscal 2017 (2016 – 64%). Non-counterparty credit risk includes loans and advances to individuals and small business retail customers, wholesale and commercial corporate customers, and banks and governments, as well as holdings of debt, equity securities, and other assets including prepaid expenses, deferred income taxes, land, buildings, equipment, and other depreciable property.

The Book size category consists of organic changes in book size and composition (including new business and maturing loans), and for fiscal 2017, is mainly due to growth in various retail portfolios and commercial exposures in the U.S. Retail and Canadian Retail segments.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments, and for fiscal 2017, decreased mainly due to savings from the annual update of non-retail credit risk parameters.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions.

The Methodology and policy category impacts reflect newly adopted methodology changes to the calculations driven by regulatory policy changes, such as new regulations, and for fiscal 2017, increased mainly due to a change in treatment for certain securitization exposures in the U.S. Retail segment.

The Acquisitions and disposals category impact, for fiscal 2017, is mainly due to the Scottrade Bank acquisition.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 43

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail and Wholesale Banking segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, buildings, equipment and other depreciable property, and other assets.

TABLE 41: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the years ended
	October 31, 2017	October 31, 2016
RWA, balance at beginning of period	$12,211	$12,655
Movement in risk levels	1,782	548
Model updates	–	–
Methodology and policy	–	(992)
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	1,782	(444)
RWA, balance at end of period	$13,993	$12,211

1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. An increase in interest rate risk drove the increase in RWA. The Model updates category reflects updates to the model to reflect recent experience and changes in model scope. The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 42: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver[1]
(millions of Canadian dollars)	For the years ended
	October 31, 2017	October 31, 2016
RWA, balance at beginning of period	$48,001	$41,118
Revenue generation	643	2,291
Movement in risk levels	705	324
Model updates	–	–
Methodology and policy	–	3,648
Acquisitions and disposals	–	–
Foreign exchange movements and other	(957)	620
RWA, balance at end of period	$48,392	$48,001

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

The movement in the Revenue generation category is due to a change in gross income. The Movement in risk levels category primarily reflects changes in risk due to operational loss experience, business environment, internal control factors, and scenario analysis. The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail segment. Effective the third quarter of 2016, OSFI approved the Bank to use the Advanced Measurement Approach (AMA) to calculate operational risk-weighted assets.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 44

ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS BY SEGMENT

The following chart provides a breakdown of the Bank's RWA and economic capital as at October 31, 2017. RWA reflects capital requirements assessed based on regulatory prescribed rules for credit risk, trading market risk, and operational risk. Economic capital reflects the Bank's internal view of capital requirements for these risks as well as risks not captured within the assessment of RWA as described in the "Economic Capital" section of this document. The results shown in the chart do not reflect attribution of goodwill and intangibles. For additional information on the risks highlighted below, refer to the "Managing Risk" section of this document.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 45

TABLE 43: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)		As at
	October 31, 2017	October 31, 2016
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,842.5	1,857.6
Treasury shares – common	(2.9)	(0.4)
Total common shares	1,839.6	1,857.2
Stock options
Vested	5.4	5.5
Non-vested	8.9	9.9
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1[2]	20.0	20.0
Series 3[2]	20.0	20.0
Series 5[2]	20.0	20.0
Series 7[2]	14.0	14.0
Series 9[2]	8.0	8.0
Series 11[2]	6.0	6.0
Series 12[2]	28.0	28.0
Series 14[2]	40.0	40.0
Series 16[2,3]	14.0	–
Total preferred shares – equity	190.0	176.0
Treasury shares – preferred	(0.3)	(0.2)
Total preferred shares	189.7	175.8
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 21 of the 2017 Consolidated Financial Statements.
2	NVCC Series 1, 3, 5, 7, 9, 11, 12, 14, and 16 Preferred Shares qualify as regulatory capital under OSFI's CAR guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, 140 million, 200 million, and 70 million, respectively.
3	Issued by the Bank on July 14, 2017, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 4.50% for the initial period ending October 31, 2022. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.01%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 17, subject to certain conditions, on October 31, 2022, and on October 31 every five years thereafter. Holders of the Series 17 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 3.01%. The Series 16 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on October 31, 2022, and on October 31 every five years thereafter.

Future Regulatory Capital Developments

On August 1, 2014, the Department of Finance released a public consultation paper (the "Bail-in Consultation") regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as "bail-in") which outlines their intent to implement a comprehensive risk management framework for Canada's D-SIBs. Refer to the section on "Regulatory Developments Concerning Liquidity and Funding" in this document for more details.

In December 2014, BCBS released a consultative document introducing a capital floor framework based on Basel II/III standardized approaches to calculate RWA. This framework will replace the current transitional floor, which is based on the Basel I standard. The objectives of a capital floor are to ensure minimum levels of banking system capital, mitigate internal approaches model risk, and enhance comparability of capital ratios across banks. The calibration of the floor is outside the scope of this consultation. The impact on the Bank will be dependent on the final calibration of the capital floor and on the revised credit, market, and operational risk standardized approaches which are currently all under review and consultation.

In July 2015, BCBS released a consultative document on a revision of the CVA framework set out in the current Basel III capital standards for the treatment of counterparty credit risk. The revised framework proposes to better align the capital standard with the fair value measurement of CVA employed under various accounting regimes and the proposed revisions to the market risk framework under the Fundamental Review of the Trading Book.

In December 2015, BCBS released the second consultative document on revisions to the standardized approach for credit risk. Similar to the first consultative document published in December 2014, the scope covers most asset classes, including Bank and Corporate exposures, Residential and Commercial real estate and off-balance sheet exposures.

In March 2016, BCBS issued a consultative document "Reducing variation in credit risk-weighted assets – constraints on the use of internal model approaches". The key aspects of the proposal include removing the option to use the Internal Ratings Based approaches for certain exposure categories, such as loans to financial institutions and large corporations, and providing greater specification of parameter estimation practices, including model-parameter floors.

In March 2016, BCBS also released the consultative paper on a new Standardized Measurement Approach (SMA) to replace the AMA to measure operational risk. The SMA framework is a standardized approach that incorporates risk-sensitive elements of an advanced approach.

In April 2016, BCBS issued a consultative document on revisions to the Basel III Leverage Ratio Framework. The proposal reaffirms the 3% minimum leverage ratio requirement, and seeks views on a higher requirement for global systemically important banks (G-SIBs). Proposed revisions to the design and calibration of the framework include changes to the measurement of derivative exposures, equalization of trade date and settlement date accounting methodologies, treatment of provisions and alignment of the credit conversion factors for off-balance sheet items with those proposed in the revised standardized approach for credit risk.

In October 2016, BCBS issued a discussion paper on the options for the long-term regulatory treatment of accounting provisions, given the upcoming changes in accounting provisioning standards under IFRS 9 that require the use of expected credit loss (ECL) models instead of incurred loss models. In March 2017, BCBS issued the final standard "Regulatory treatment of accounting provisions – interim approach and transitional arrangements". The standard retains, for an interim period, the current regulatory treatment of accounting provisions under the standardized and internal rating-based approaches. The BCBS has determined that jurisdictions may introduce a transitional arrangement for the impact on regulatory capital from the implementation of IFRS 9 and outlines the requirements for jurisdictions choosing to adopt a transitional arrangement. Based on the current regulatory requirements, the expected impact to CET1 capital is a decrease of 15 bps almost exclusively due to the Basel I regulatory floor. The IFRS 9 impact from the adoption of the expected credit loss methodology is offset by the decrease in the shortfall deduction and by the IFRS 9 classification and measurement impact. Refer to the section on "Future Changes in Accounting Policy" in this document for additional details on IFRS 9. The Bank is awaiting final guidance from OSFI related to the BCBS standard. In August 2017, OSFI released for public consultation revisions to the CAR guideline for implementation in the first quarter of 2018.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 46

In March 2017, BCBS issued the final standard on Phase 2 of the Pillar 3 Disclosure Requirements. The final standard consolidates all existing and prospective BCBS disclosure requirements into the Pillar 3 framework, prescribes enhanced disclosure of key prudential metrics, and for banks which record prudent valuation adjustments, a new disclosure requirement for a granular breakdown of how the adjustments are calculated. The standard also includes new disclosure requirements for the total loss-absorbing capital regime for G-SIBs and revised disclosure requirements for market risk. The implementation date for these disclosure requirements will be determined when OSFI issues Phase 2 of the Pillar 3 Disclosure Requirements.

The BCBS has commenced Phase 3, the final phase of the Pillar 3 review. The objectives of Phase 3 is to develop disclosure requirements for standardized RWA to benchmark internally modelled capital requirements, asset encumbrances, operational risk, and ongoing policy reforms.

In April 2017, OSFI issued the final guidelines on Phase 1 of the Pillar 3 Disclosure Requirements. This guideline clarifies OSFI's expectations regarding domestic implementation by federally regulated deposit-taking institutions of the Revised Pillar 3 Disclosure Requirements (Revised Basel Pillar 3 standard) issued by the BCBS in January 2015. The revised standard requires disclosure of fixed format tables and templates to provide comparability and consistency of capital and risk disclosures amongst banks with the focus on improving the transparency of the internal model-based approaches that banks use to calculate RWA. The guideline replaces OSFI's November 2007 Advisory on Pillar 3 Disclosure Requirements. D-SIBs are expected to prospectively disclose the reporting requirements under the Revised Basel Pillar 3 standard by the fourth quarter of 2018.

In June 2017, OSFI issued for comment a draft guideline on Total Loss Absorbing Capacity (TLAC). The guideline establishes two minimum standards, the risk-based TLAC ratio and the TLAC leverage ratio, which form part of the framework for assessing whether D-SIBs maintain minimum capacity to absorb losses. OSFI anticipates that D-SIBs will be expected to maintain a minimum risk-based TLAC ratio of at least 21.5% of risk-weighted assets and a minimum TLAC leverage ratio of at least 6.75%, effective the first quarter of 2022. D-SIBs will also be expected to hold buffers above the minimum TLAC ratios.

In July 2017, BCBS and Board of the International Organization of Securities Commissions released a consultative document on the criteria for "simple, transparent, and comparable" (STC) securitizations. In July 2017, BCBS also released a consultative document related to the capital treatment for STC short-term securitizations. These two documents set out a proposed approach to incorporate short-term STC criteria into the revised securitization framework issued in July 2016. Short-term securitization exposures that meet the STC criteria qualify for reduced minimum capital requirements. The revised securitization framework is expected to be effective for the Bank in the first quarter of 2019.

In July 2017, OSFI extended the timeline for Canadian implementation for the adoption of the Minimum capital requirements for market risk (Fundamental Review of the Trading Book) rules, by at least one year, to no earlier than the first quarter of 2021. The timeline was extended due to complexities and uncertainties associated with implementation of the requirements.

In October 2017, BCBS issued final guidelines on Identification and management of step-in risk. Step-in risk is the risk that the bank decides to provide financial support to an unconsolidated entity that is facing stress, in the absence of, or in excess of, any contractual obligations. The guideline requires banks to define the scope of entities to be evaluated, self-assess step-in risk within the scope, and report to supervisor. For step-in risk identified, banks need to estimate the potential impact on liquidity and capital positions and determine the appropriate internal risk management actions. The framework entails no automatic Pillar 1 capital or liquidity charge additional to the existing Basel standards. The guidelines are expected to be implemented by 2020.

Global Systemically Important Banks

In July 2013, the BCBS issued an update to the final rules on G-SIBs and outlined the G-SIB assessment methodology, which is based on the submissions of the largest global banks. Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The indicators relate to cross-jurisdictional activity, size, interconnectedness, sustainability/financial institution infrastructure, and complexity. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank's ranking is reliant on the results and submissions of other global banks.

Based on 2016 fiscal year indicators, the Bank was not designated a G-SIB in November 2017. Public disclosure of financial year-end indicators is required annually and the Bank's 2017 fiscal year indicators will be published by the Bank in the first quarter of 2018. If the Bank were designated a G-SIB in the future, the Bank's capital ratio requirements would include the higher of the D-SIB and G-SIB surcharges, both of which are currently 1%, as per the draft OSFI CAR guideline released for public consultation in August 2017. Additionally, the Bank's minimum leverage ratio requirement would be the current OSFI and BCBS stipulated 3%. The D-SIB and G-SIB surcharges, and leverage ratio requirements, are subject to change at the discretion of the regulators. On December 15, 2016, the Federal Reserve Board adopted a final rule establishing TLAC and related requirements for U.S. bank holding companies designated as G-SIBs and IHCs of foreign banking organizations designated as G-SIBs. The rule requires that covered institutions maintain a minimum amount of loss-absorbing capital, long term debt and imposes other limits and requirements so that, in the event of the covered institution's failure, there will be sufficient internal loss-absorbing capacity available to allow for an orderly resolution. If the Bank should be designated as a G-SIB in the future, the rule will be applicable to the Bank's intermediate holding company (IHC), TD Group US Holding LLC (TDGUS), with a phase-in period.

Failure to meet the Bank's capital ratios and TLAC requirements, including any applicable surcharge if the Bank were designated a G-SIB in the future, could result in limitations on the Bank’s ability to distribute capital and make certain discretionary compensation payments, and may negatively impact TD's reputation in the market.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 47

Group FINANCIAL condition

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank's Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the "Managing Risk" section of this document. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

STRUCTURED ENTITIES

TD carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). The Bank uses SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist TD's clients in securitizing their financial assets, and to create investment products for the Bank's clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Note 2 and Note 10 of the 2017 Consolidated Financial Statements for further information regarding the Bank's involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit card loans, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and remain on the Bank's Consolidated Balance Sheet. Additionally, the Bank securitizes credit card and personal loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank's Consolidated Balance Sheet. Refer to Notes 9 and 10 of the 2017 Consolidated Financial Statements for further information.

TABLE 44: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				October 31, 2017
Residential mortgage loans	$22,733	$–	$–	$2,252	$–
Consumer instalment and other personal loans[2]	–	–	2,481	–	–
Credit card loans	–	–	3,354	–	–
Business and government loans	–	–	–	1,428	32
Total exposure	$22,733	$–	$5,835	$3,680	$32

				October 31, 2016
Residential mortgage loans	$23,081	$–	$–	$3,661	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Credit card loans	–	–	2,012	–	–
Business and government loans	–	–	–	1,664	31
Total exposure	$23,081	$–	$5,654	$5,325	$31
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated special purpose entities (SPEs) and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at October 31, 2017, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2017, the SPE had $2 billion of issued notes outstanding (October 31, 2016 – $4 billion). As at October 31, 2017, the Bank's maximum potential exposure to loss for these conduits was $2 billion (October 31, 2016 – $4 billion) with a fair value of $2 billion (October 31, 2016 – $4 billion).

Credit Card Loans

The Bank securitizes credit card loans through an SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2017, the Bank had $3 billion of securitized credit card receivables outstanding (October 31, 2016 – $2 billion). As at October 31, 2017, the consolidated SPE had US$2.6 billion variable rate notes outstanding (October 31, 2016 – US$1.5 billion). The notes are issued to third party investors and have fair value of US$2.6 billion as at October 31, 2017 (October 31, 2016 – US$1.5 billion). Due to the nature of the credit card receivables, their carrying amounts approximate fair value.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 48

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $13.2 billion as at October 31, 2017 (October 31, 2016 – $14.5 billion). Further, as at October 31, 2017, the Bank had committed to provide an additional $2.9 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2016 – $3.5 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 45: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS
(millions of Canadian dollars, except as noted)			As at
	October 31, 2017		October 31, 2016
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$8,294	2.5	$9,826	3.0
Automobile loans and leases	3,306	1.6	2,637	1.3
Equipment leases	168	1.8	–	–
Trade receivables	1,465	0.2	1,989	2.3
Total exposure	$13,233	2.0	$14,452	2.6
1	The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2017, the Bank held $1.0 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on its Consolidated Balance Sheet (October 31, 2016 – $1.1 billion).

OFF-BALANCE SHEET EXPOSURE TO THIRD PARTY-SPONSORED CONDUITS

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $1.5 billion as at October 31, 2017 (October 31, 2016 – $1.8 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables and trade receivables. As at October 31, 2017, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

Commitments

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit, and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 27 of the 2017 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Also included in "Commitments to extend credit" in Note 27 of the 2017 Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a borrower with higher leverage ratio, relative to the industry in which it operates, and for the purposes of acquisitions, buyouts or capital distributions. As at October 31, 2017, the Bank's exposure to leveraged finance credit commitments, including funded and unfunded amounts, was $22.7 billion (October 31, 2016 – $24.9 billion).

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. Refer to Note 27 of the 2017 Consolidated Financial Statements for further information.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 49

Group FINANCIAL condition

Related-Party Transactions

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 23 of the 2017 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE, AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, TD Ameritrade, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, TD Ameritrade, and Symcor during the year ended October 31, 2017, other than as described in the following sections and in Note 12 of the 2017 Consolidated Financial Statements.

Other Transactions with TD Ameritrade and Symcor

(1) TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an IDA agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade and Scottrade, FDIC-insured money market deposit accounts as either designed sweep vehicles or non-sweep deposit accounts. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid $1.5 billion in 2017 (2016 – $1.2 billion; 2015 – $1.1 billion) to TD Ameritrade related to deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $124 billion in 2017 (2016 – $112 billion; 2015 – $95 billion) with a portion of the amount tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade and Scottrade, with the balance based on an agreed rate of return. The Bank earns a servicing fee of 25 bps on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2017, amounts receivable from TD Ameritrade were $68 million (October 31, 2016 – $72 million). As at October 31, 2017, amounts payable to TD Ameritrade were $167 million (October 31, 2016 – $141 million).

(2) TRANSACTIONS WITH SYMCOR

The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year ended October 31, 2017, the Bank paid $93 million (October 31, 2016 – $97 million; October 31, 2015 – $124 million) for these services. As at October 31, 2017, the amount payable to Symcor was $15 million (October 31, 2016 – $16 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2017, and October 31, 2016.

Group FINANCIAL condition

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, derivative instruments and securities purchased under reverse repurchase agreements; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives, and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading loans and securities, and financial instruments designated at fair value through profit or loss, securities classified as available-for-sale, and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements, with the exception of certain available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the "Accounting Judgements, Estimates, and Assumptions" – "Fair Value Measurement" section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the "Managing Risk" section of this document.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 50

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the "Managing Risk" section, there are numerous other risk factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives, and estimates or could impact the Bank's reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the "Caution Regarding Forward-Looking Statements" section of this document.

TOP AND EMERGING RISKS

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

General Business and Economic Conditions
TD and its customers operate in Canada, the U.S., and to a lesser extent other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt, commodity and capital markets, and related market liquidity, real estate prices, employment levels, consumer spending and debt levels, business investment, government spending, exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, geopolitical risk associated with political unrest, reputational risk associated with increased regulatory, public, and media focus, the effects of public health emergencies, the effects of disruptions to public infrastructure, natural disasters, and the level of business conducted in a specific region. Management maintains an ongoing awareness of the macroeconomic environment in which it operates and incorporates potential material changes into its business plans and strategies; it also incorporates potential material changes into the portfolio stress tests that are conducted. As a result, the Bank is better able to understand the likely impact of many of these negative scenarios and better manage the potential risks.

Executing on Key Priorities and Strategies

The Bank has a number of priorities and strategies, including those detailed in each segment's "Business Segment Analysis" section of this document, which may include large scale strategic or regulatory initiatives that are at various stages of development or implementation. Examples include organic growth strategies, new acquisitions, integration of recently acquired businesses, projects to meet new regulatory requirements, new platforms and new technology or enhancement to existing technology. Risk can be elevated due to the size, scope, velocity, interdependency, and complexity of projects, the limited timeframes to complete the projects, and competing priorities for limited specialized resources.

In respect of acquisitions, the Bank undertakes deal assessments and due diligence before completing a merger or an acquisition and closely monitors integration activities and performance post acquisition. However, there is no assurance that TD will achieve its objectives, including anticipated cost savings or revenue synergies following acquisitions and integration. In general, while significant management attention is placed on the governance, oversight, methodology, tools, and resources needed to manage our priorities and strategies, our ability to execute on them is dependent on a number of assumptions and factors. These include those set out in the "Business Outlook and Focus for 2018", "Focus for 2018", and "Managing Risk" sections of this document, as well as disciplined resource and expense management and our ability to implement (and the costs associated with the implementation of) enterprise-wide programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank's control and are difficult to predict.

If any of the Bank's acquisitions, strategic plans or priorities are not successful, there could be an impact on the Bank's operations and financial performance and the Bank's earnings could grow more slowly or decline.

Technology and Information Security Risk

Technology and information security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by sociopolitical entities, organized criminals, hackers and other external parties. The increased risks are also a factor of our size and scale of operations, our geographic footprint, the complexity of our technology infrastructure, and our use of internet and telecommunications technologies to conduct financial transactions, such as our continued development of mobile and internet banking platforms. The Bank's technologies, systems and networks, and those of our customers (including their own devices) and the third parties providing services to us, may be subject to attacks, disruption of services, breaches or other compromises. These may include cyber-attacks such as targeted and automated online attacks on banking systems and applications, introduction of malicious software, denial of service attacks, and phishing attacks which could result in the fraudulent use or theft of data or amounts that customers hold with the Bank as reflected in data, and may involve attempts to fraudulently induce employees, customers, third party service providers or other users of the Bank's systems to disclose sensitive information in order to gain access to the Bank's or its customers' data or amounts that the Bank or that its customers hold with the Bank as reflected in data. In addition, the Bank's customers often use their own devices, such as computers, smart phones and tablets, to make payments and manage their accounts, and the Bank has limited ability to assure the safety and security of its customers' transactions with the Bank to the extent they are using their own devices. The Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and information security risks through enterprise-wide programs, using industry leading practices, and robust threat and vulnerability assessments and responses. The Bank also invests in projects to continually review and enhance its information technology infrastructure. It is possible that the Bank, or those with whom the Bank does business, may not anticipate or implement effective measures against all such information and technology related risks, particularly because the techniques used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. As such, with any attack, breach or compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology infrastructure, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration cost; increased costs to maintain and update our operational and security systems and infrastructure; and reputational damage.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 51

Evolution of Fraud and Criminal Behaviour
As a financial institution, TD is inherently exposed to various types of fraud and other financial crime. The sophistication, complexity and materiality of these crimes evolves quickly and these crimes can arise from numerous sources, including potential or existing clients or customers, agents, vendors or outsourcers, other external parties, or employees. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such customers, counterparties or other external parties including financial statements and financial information and authentication information. The Bank may also rely on the representations of customers, counterparties and other external parties as to the accuracy and completeness of such information. In order to authenticate customers, whether through the Bank's phone or digital channels or in its branches and stores, the Bank may also rely on certain authentication questions and the presentation of identification information which could be subject to fraud. In addition to the risk of material loss that could result in the event of a financial crime, the Bank could face legal action and client and market confidence in the Bank could be potentially impacted. TD has invested in a coordinated approach to strengthen the Bank's fraud defences and build upon existing practices in Canada and the U.S. The Bank continues to introduce new capabilities and defences to strengthen the Bank's control posture to combat more complex fraud, including cyber fraud.

Third Party Service Providers
The Bank recognizes the value of using third parties to support its businesses, as they provide access to leading applications, processes, products and services, specialized expertise, innovation, economies of scale, and operational efficiencies. However, they may also create a reliance upon the provider with respect to continuity, reliability and security of these relationships, and their associated processes, people and facilities. As the financial services industry and its supply chain become more complex, the need for robust, holistic, and sophisticated controls and ongoing oversight increases. Just as the Bank's owned and operated applications, processes, products and services could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, criminal or terrorist acts (such as cyber-attacks), or non-compliance with regulations, each of its suppliers may be exposed to similar risks which could in turn impact the Bank's operations. Such adverse effects could limit the Bank's ability to deliver products and services to customers, and/or damage the Bank's reputation, which in turn could lead to disruptions to our businesses and financial loss. Consequently, the Bank has established expertise and resources dedicated to third party risk management, as well as policies and procedures governing third party relationships from the point of selection through the life cycle of the business arrangement. The Bank develops and tests robust business continuity management plans which contemplate customer, employee, and operational implications, including technology and other infrastructure contingencies.

Introduction of New and Changes to Current Laws and Regulations
The financial services industry is highly regulated. TD's operations, profitability and reputation could be adversely affected by the introduction of new laws and regulations, changes to, or changes in interpretation or application of current laws and regulations, and issuance of judicial decisions. These adverse effects could also result from the fiscal, economic, and monetary policies of various regulatory agencies and governments in Canada, the U.S., the United Kingdom, and other countries, and changes in the interpretation or implementation of those policies. Such adverse effects may include incurring additional costs and resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete with their pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions); and increasing risks associated with potential non-compliance. In addition to the adverse impacts described above, the Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation. The global privacy landscape continues to experience regulatory change, with significant new legislation anticipated to come into force in the jurisdictions in which TD does business in the short- and medium-term. In Europe, there are a number of uncertainties in connection with the future of the United Kingdom and its relationship with the European Union, and reforms implemented through the European Market Infrastructure Regulation and the review of Markets in Financial Instruments Directive and accompanying Regulation could result in higher operational and system costs and potential changes in the types of products and services the Bank can offer to clients in the region. Finally, in Canada, there are a number of government initiatives underway that could impact financial institutions, including regulatory initiatives with respect to payments evolution and modernization, consumer protection, and the Canadian housing market and an industry review of sales practices. In addition, potential changes relating to interchange could impact the Bank's credit card businesses.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), a U.S. federal law, was signed into law on July 21, 2010. It has required significant structural reform to the U.S. financial services industry and affects every banking organization operating in the U.S., including the Bank. In general, in connection with Dodd-Frank the Bank could be negatively impacted by loss of revenue, limitations on the products or services it offers, and additional operational and compliance costs. Due to certain aspects with extraterritorial effect, Dodd-Frank also impacts the Bank's operations outside the U.S., including in Canada. Many parts of Dodd-Frank are in effect and others are in the implementation stage. Certain rules under Dodd-Frank and other regulatory requirements that impact the Bank include:

•	The "Volcker Rule" – The Bank and its affiliates are subject to the Volcker Rule, which restricts banking entities from engaging, as principal, in proprietary trading and from sponsoring or holding ownership interests in or having certain relationships with certain hedge funds and private equity funds, subject to certain exceptions and exclusions.
•	Capital Planning and Stress Testing – The Bank is required to submit an annual capital plan, as well as annual and semi-annual stress test results for our top-tier U.S. bank holding company (TD Group US Holdings LLC), on a consolidated basis, to the U.S. Board of Governors of the Federal Reserve System (Federal Reserve). TD Bank, N.A. and TD Bank USA, N.A. are also required to submit prescribed stress testing results to the U.S. Office of the Comptroller of the Currency (OCC). Any issues arising from U.S. regulators' review of such submissions may negatively impact the Bank's operations and/or reputation and lead to increased costs.
•	Enhanced Prudential Standards – The Bank is subject to certain "enhanced prudential standards" as adopted by the Federal Reserve. Such standards include enhanced capital and liquidity requirements, stress testing obligations and risk management standards, as well as additional reporting, recordkeeping and disclosure obligations. For certain large non-U.S. banking organizations, such as the Bank, the Federal Reserve has required the establishment of a separately capitalized top-tier U.S. IHC to hold the ownership interests in all U.S. subsidiaries, subject to limited exceptions and exclusions. On July 1, 2016, TD Group US Holdings LLC was officially designated as the Bank's IHC and now holds the Bank's ownership interests in its U.S. subsidiaries (subject to limited exceptions and exclusions), including its investment in TD Ameritrade Holding Corporation. TD has incurred, and will continue to incur, operational, capital, liquidity, and compliance costs, and compliance with these standards may impact TD's businesses, operations, and results in the U.S. and overall. The current U.S. regulatory environment for banking organizations may be impacted by future legislative developments, including changes to the Volcker Rule, capital requirements, stress testing and other key aspects of Dodd-Frank, and post-crisis related rulemakings. The scope of the new administration's short-term legislative agenda is not yet known, but it may include certain deregulatory measures for the U.S. financial services industry.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 52

Bank Recapitalization "Bail-In" Regime

In 2016, legislation to amend the Bank Act, the Canada Deposit Insurance Corporation Act (the CDIC Act) and certain other federal statutes pertaining to banks to create a bank recapitalization or bail-in regime for domestic systemically important banks (D-SIBs), which include the Bank, was approved. The legislation is to come into force on a date to be determined by the Government of Canada (GOC).

Under the legislation, if the Superintendent is of the opinion that a D-SIB has ceased or is about to cease to be viable and its viability cannot be restored through the exercise of the Superintendent's powers, the GOC can, among other things, appoint the Canada Deposit Insurance Corporation (CDIC) as receiver of the Bank and direct CDIC to convert certain shares (including preferred shares) and liabilities of the Bank (including senior debt securities) into common shares of the Bank or any of its affiliates (a Bail-in Conversion). However, under the legislation, the conversion powers of CDIC would not apply to shares and liabilities issued or originated before the date on which the legislation comes into force unless, on or after such date, they are amended or in the case of liabilities, their term is extended.

On June 16, 2017, the GOC published in draft for comment regulations under the CDIC Act and the Bank Act (the Bail-in Regulations) setting forth further details in respect of the bail-in regime. The Bail-in Regulations prescribe the types of shares and liabilities that will be subject to a Bail-in Conversion. In general, any senior debt securities with an initial or amended term to maturity greater than 400 days that are unsecured or partially secured and have been assigned a CUSIP or ISIN or similar identification number would be subject to a Bail-in Conversion. Shares, other than common shares, and subordinated debt, would also be subject to a Bail-in Conversion, unless they are NVCC instruments. However, certain other debt obligations of the Bank such as structured notes (as defined in the Bail-in Regulations), covered bonds, and certain derivatives would not be subject to a Bail-in Conversion. There is no assurance that the Bail-in Regulations will be adopted as proposed.

The Bail-in Regulations will come into force 180 days following the publication of the final version of the Bail-in Regulations.

The proposed bail-in regime could adversely affect the Bank's cost of funding.

Regulatory Oversight and Compliance Risk

Our businesses are subject to extensive regulation and oversight. Regulatory change is occurring in all of the geographies where TD operates. Regulators have demonstrated an increased focus on conduct risk. As well, they have continued the trends towards establishing new standards and best practice expectations and a willingness to use public enforcement with substantial fines and penalties when compliance breaches occur. TD continually monitors and evaluates the potential impact of rules, proposals, consent orders, and regulatory guidance relevant within all of its business segments. However, while the Bank devotes substantial compliance, legal, and operational business resources to facilitate compliance with these rules by their respective effective dates and consideration of regulator expectations, it is possible that TD may not be able to accurately predict the impact of final versions of rules or the interpretation or enforcement actions taken by regulators. This could require the Bank to take further actions or incur more costs than expected. In addition, if regulators take formal enforcement action, rather than taking informal/supervisory actions, then, despite the Bank's prudence and management efforts, its operations, business strategies and product and service offerings may be adversely impacted, therefore impacting financial results. Also, it may be determined that the Bank has not successfully addressed new rules, orders or enforcement actions to which it is subject, in a manner which meets regulator expectations. As such, the Bank may continue to face a greater number or wider scope of investigations, enforcement actions, and litigation. The Bank may incur greater than expected costs associated with enhancing its compliance, or may incur fines, penalties or judgments not in its favour associated with non-compliance, all of which could also lead to negative impacts on the Bank's financial performance and its reputation.

Level of Competition and Disruptive Technology

The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, including the experience, pricing and variety of products and services offered, as well as an institution's reputation and ability to differentiate. Ongoing or increased competition in the digital space may impact the Bank's pricing of products and services and may cause us to lose market share. Increased competition also may require us to make additional short and long-term investments in order to remain competitive, which may increase expenses. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current competitors, which include domestic institutions in jurisdictions outside of Canada or non-traditional providers (such as Fintech) of financial products and services. Non-depository or non-financial institutions are often able to offer products and services that were traditionally banking products and to compete with banks in the provision of electronic and internet-based financial solutions, without facing the same regulatory requirements or oversight. These evolving distribution methods by such competitors can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank's earnings by reducing revenue. Each of the business segments of the Bank monitors the competitive environment including reviewing and amending customer acquisition and management strategies as appropriate. The Bank continues to invest in differentiated experiences for our customers, enabling them to transact across all of our channels seamlessly, with a particular emphasis on mobile technologies. In addition, the Bank continues to accelerate innovation by engaging with Fintech through strategic investments and partnerships.

OTHER RISK FACTORS

Legal Proceedings
The Bank or its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigation or disputes with third parties, including regulatory investigations and enforcement proceedings, related to its businesses and operations. The Bank manages and mitigates the risks associated with these proceedings through a robust litigation management function. The Bank's material litigation and regulatory enforcement proceedings are disclosed in its Consolidated Financial Statements. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank's business, financial condition, results of operations, cash flows, capital and credit ratings; require material changes in the Bank's operations; result in loss of customers; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are subject to external approval, which may or may not be granted. Although the Bank establishes reserves for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, the Bank will likely continue to experience the possibility of significant litigation and regulatory investigations and enforcement proceedings related to its businesses and operations. Regulators and other government agencies examine the operations of the Bank and its subsidiaries on both a routine- and targeted-exam basis, and there is no assurance that they will not pursue regulatory settlements or other enforcement actions against the Bank in the future. For additional information relating to the Bank's material legal proceedings, refer to Note 27 of the Consolidated Financial Statements.

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Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other companies, or parts of their businesses, directly or indirectly through the acquisition strategies of its subsidiaries. There is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings or revenue synergies following acquisitions and integration efforts. The Bank's, or a subsidiary's, ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank undertakes due diligence before completing an acquisition and closely monitors integration activities and performance post acquisition. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, there could be an impact on the Bank's financial performance and the Bank's earnings could grow more slowly or decline.

Ability to Attract, Develop and Retain Key Executives
The Bank's future performance depends to a large extent on the availability of qualified people and the Bank's ability to attract, develop and retain talent. There is intense competition for the best people and emerging capabilities in the financial services sector. Although it is the goal of the Bank's management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so. Annually, the Bank undertakes a comprehensive formal resource planning process that assesses critical capability requirements for all areas of the business and facilitates an assessment of current executive leadership capabilities and developmental opportunities against both current and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the required talent which are actioned throughout the course of the year.

Foreign Exchange Rates, Interest Rates and Credit Spreads

Foreign exchange rate, interest rate, and credit spread movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and its future earnings. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial, and corporate clients in Canada. A change in the level of interest rates or a prolonged low interest rate environment affects the interest spread between the Bank's deposits and loans, and as a result, impacts the Bank's net interest income. A change in the level of credit spreads affects the relative valuation of assets and liabilities, and as a result, impacts the Bank's earnings. The Bank manages its structural foreign exchange rate, interest rate, and credit spread risk exposures in accordance with policies established by the Risk Committee through its Asset Liability Management framework, which is further discussed in the "Managing Risk" section of this document.

Accounting Policies and Methods Used by the Bank
The Bank's accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements, and therefore its reputation. The Bank has established procedures designed to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are well controlled and occur in an appropriate and systematic manner. Significant accounting policies as well as current and future changes in accounting policies are described in Note 2 and Note 4, respectively, of the Consolidated Financial Statements.

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to meet its future strategic objectives.

The Bank's Enterprise Risk Framework (ERF) reinforces TD's risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) the nature of risks to the Bank's strategy and operations; (2) how the Bank defines the types of risk it is exposed to; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, and monitor and report risk. The Bank's risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within TD's risk appetite.

RISKS INVOLVED IN TD's BUSINESSES

TD's Risk Inventory describes the major risk categories and related subcategories to which the Bank's businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. TD's major risk categories are: Strategic Risk, Credit Risk, Market Risk, Operational Risk, Model Risk, Insurance Risk, Liquidity Risk, Capital Adequacy Risk, Legal and Regulatory Compliance Risk, and Reputational Risk.

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RISK APPETITE

TD's RAS is the primary means used to communicate how TD views risk and determines the type and amount of risk it is willing to take to deliver on the Bank's strategy and enhance shareholder value. In defining its risk appetite, the Bank takes into account its vision, mission, strategy, guiding principles, risk philosophy, and capacity to bear risk. The guiding principles for TD's RAS are as follows:

The Bank takes risks required to build its business, but only if those risks:

1.	Fit the business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; TD does not 'bet the Bank' on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

TD considers current operating conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAS and a broad collection of principles, policies, processes, and tools. TD's RAS describes, by major risk category, the Bank's risk principles and establishes both qualitative and quantitative measures with key indicators, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be aggregated at the enterprise level and disaggregated at the business segment level.

Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on TD's RAS measures. The function also monitors and evaluates the effectiveness of these practices and measures. RAS measures are reported regularly to senior management, the Board, and the Risk Committee; other measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management's performance against TD's RAS measures.

RISK CULTURE

The Bank's risk culture embodies the "tone at the top" set by the Board, Chief Executive Officer (CEO), and the Senior Executive Team (SET), which informs TD's vision, purpose and shared commitments. These governing objectives describe the behaviours that the Bank seeks to foster, among its employees, in building a culture where the only risks taken are those that can be understood and managed. TD's risk culture promotes accountability, learning from past experiences, and encourages open communication and transparency on all aspects of risk taking. TD employees are encouraged to challenge and escalate when they believe the Bank is operating outside of its risk appetite.

Ethical behaviour is a key component of TD's risk culture. TD's Code of Conduct and Ethics guides employees and Directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every TD employee and Director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair. TD's desired risk culture is reinforced by linking compensation to management's performance against the Bank's risk appetite. Performance against risk appetite is a key consideration in determining compensation for executives, including adjustments to incentive awards both at the time of award and again at maturity for deferred compensation. An annual consolidated assessment of management's performance against the RAS is prepared by Risk Management, reviewed by the Risk Committee and is used by the Human Resources Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive management resulted in risk and control events within their area of responsibility.

In addition, governance, risk, and oversight functions operate independently from business segments supported by an organizational structure that provides independent oversight and objective challenge. Governance, risk, and oversight function heads, including the Chief Risk Officer (CRO), have unfettered access to respective Board Committees to raise risk, compliance, and other issues. Lastly, awareness and communication of TD's RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen TD's risk culture by increasing the knowledge and understanding of the Bank's expectations for risk taking.

WHO MANAGES RISK

TD's risk governance structure emphasizes and balances strong independent oversight with clear ownership for risk control within each business segment. Under the Bank's approach to risk governance, a "three lines of defence" model is employed, in which the first line of defence are the "Risk Owners", the second line provides "Risk Oversight", and the third line is Internal Audit.

The Bank's risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. TD's overall risk and control oversight is provided by the Board and its committees (primarily the Audit and Risk Committees). The CEO and SET determine TD's long-term direction within the Bank's risk appetite and apply it to the businesses. Risk Management, headed by the Group Head and CRO, sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee.

The Bank has a robust subsidiary governance framework to support its overall risk governance structure, including boards of directors, and committees for various subsidiary entities where appropriate. Within the U.S. Retail business segment, risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the Board Risk Committee.

The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank's risk governance structure is illustrated in the following figure.

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RISK GOVERNANCE STRUCTURE

The Board of Directors

The Board oversees the Bank's strategic direction, the implementation of an effective risk culture, and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees, primarily the Audit Committee and Risk Committee, as well as the Human Resources and Corporate Governance Committees. The Board reviews and approves TD's RAS and related measures annually, and monitors the Bank's risk profile and performance against Risk Appetite measures.

The Audit Committee

The Audit Committee oversees financial reporting, the adequacy and effectiveness of internal controls, including internal controls over financial reporting, and the activities of the Bank's Global Anti-Money Laundering (AML) group, Compliance group, and Internal Audit. The Committee monitors compliance with policies in respect of ethical personal and business conduct, including the Bank's Code of Conduct and Ethics and the Whistleblower Policy.

The Risk Committee

The Risk Committee is responsible for reviewing and recommending TD's RAS for approval by the Board annually. The Risk Committee oversees the management of TD's risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews and approves certain enterprise-wide risk management frameworks and policies that support compliance with TD's risk appetite, and monitors the management of risks and risk trends.

The Human Resources Committee

The Human Resources Committee, in addition to its other responsibilities, satisfies itself that Human Resources risks are appropriately identified, assessed, and managed in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank's business objectives.

The Corporate Governance Committee

The Corporate Governance Committee, in addition to its other responsibilities, develops and where appropriate recommends to the Board for approval corporate governance guidelines aimed at fostering high standards for corporate governance.

Chief Executive Officer and Senior Executive Team

The CEO and the SET develop and recommend to the Board the Bank's long-term strategic plan and direction and also develop and recommend for Board approval TD's risk appetite. The SET manages risk in accordance with TD's risk appetite and considers the impact of emerging risks on the Bank's strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO determines TD's Executive Committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and associated risk activities and practices.

The Enterprise Risk Management Committee (ERMC), chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk management culture. The following Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

•	ALCO – chaired by the Group Head and Chief Financial Officer, the Asset/Liability and Capital Committee (ALCO) oversees directly and through its standing subcommittees (the Risk Capital Committee (RCC) and Global Liquidity Forum (GLF)) the management of TD's consolidated non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.
•	OROC – chaired by the Group Head and CRO, the Operational Risk Oversight Committee (OROC) oversees the identification, monitoring, and control of key risks within TD's operational risk profile.

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•	Disclosure Committee – chaired by the Group Head and Chief Financial Officer, the Disclosure Committee oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure to regulators with respect to public disclosure, shareholders, and the market.
•	RRC – chaired by the Group Head and CRO, the Reputational Risk Committee (RRC) oversees the management of reputational risk within the Bank's risk appetite.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise-wide risk management, risk governance, and control including the setting of risk strategy and policy to manage risk in alignment with the Bank's risk appetite and business strategy. Risk Management's primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk culture. Risk Management works with the business segments and other corporate oversight functions to establish policies, standards, and limits that align with TD's risk appetite and monitors and reports on existing and emerging risks and compliance with TD's risk appetite. The CRO is supported by a dedicated team of risk management professionals organized to oversee risks arising from each of the Bank's major risk categories. There is an established process in place for the identification and assessment of top and emerging risks. In addition, the Bank has clear procedures governing when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has a dedicated risk management function that reports directly to a senior risk executive, who, in turn, reports to the CRO. This structure supports an appropriate level of independent oversight while emphasizing accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC and approved by the CEO, to align with TD's risk appetite and manage risk within approved risk limits.

Internal Audit

TD's internal audit function provides independent and objective assurance to the Board regarding the reliability and effectiveness of key elements of the Bank's risk management, internal control, and governance processes.

Compliance

The Compliance Department is responsible for fostering a culture of integrity and compliance throughout TD, to protect TD's Brand and to operate within risk appetite; delivering independent regulatory compliance risk management and oversight of compliance management and program controls throughout TD globally; and assessing the adequacy of, adherence to and effectiveness of TD's day-to-day Regulatory Compliance Management controls.

Global Anti-Money Laundering

The Global AML Department is responsible for Anti-Money Laundering, Anti-Terrorist Financing, and Economic Sanctions regulatory compliance and prudential risk management across TD in alignment with enterprise policies so that the money laundering, terrorist financing and economic sanctions risks are appropriately identified and mitigated. The Global AML Department is also responsible for the Bank's Anti-Bribery and Anti-Corruption regulatory compliance program.

Treasury and Balance Sheet Management

The Treasury and Balance Sheet Management (TBSM) group manages and reports on the Bank's capital and investment positions, as well as liquidity and funding risk, and the market risks of TD's non-trading banking activities. The Risk Management function oversees TBSM's capital, investment, liquidity and non-trading market risk management activities.

Three Lines of Defence

In order to further the understanding of responsibilities for risk management, the Bank employs the following "three lines of defence" model that describes the respective accountabilities of each line of defence in managing risk across the Bank.

THREE LINES OF DEFENCE
FIRST LINE	RISK OWNER
IDENTIFY AND CONTROL

• Manage and identify risk in day-to-day activities.

• Manage activities within TD's risk appetite and risk management policies.

• Design, implement, and maintain effective internal controls.

• Implement risk based approval processes for all new products, activities, processes, and systems.

• Deliver training, tools, and advice to support its accountabilities.

• Monitor and report on risk profile.

SECOND LINE	RISK OVERSIGHT
SET STANDARDS AND CHALLENGE

• Establish and communicate enterprise governance, risk, and control strategies and policies.

• Provide oversight and independent challenge to the first line through review, inquiry, and discussion.

• Provide training, tools, and advice to support the first line in carrying out its accountabilities.

• Monitor and report on compliance with risk appetite and policies.

THIRD LINE	INTERNAL AUDIT
INDEPENDENT ASSURANCE	• Verify independently that TD's ERF is operating effectively. • Validate the effectiveness of the first and second lines in fulfilling their mandates and managing risk.

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In support of a strong risk culture, TD applies the following principles in governing how it manages risks:

•	Enterprise-Wide in Scope – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings to the extent they may impact TD, and all boundaries both geographic and regulatory.
•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
•	Integrated Risk and Control Culture – Risk management disciplines will be integrated into TD's daily routines, decision-making, and strategy formulation.
•	Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES

TD's comprehensive and proactive approach to risk management is comprised of four basic processes: risk identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, aggregate risks, and emerging risks from the changing environment. The Bank's objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, TD's Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and articulate enterprise-wide risks and understand potential vulnerabilities for the Bank.

Risk Measurement

The ability to quantify risks is a key component of the Bank's risk management process. TD's risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, the Bank uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, PCL, peer comparisons, trending analysis, liquidity coverage, leverage ratios, capital adequacy metrics, and operational risk event notification metrics. The Bank also requires significant business segments and corporate oversight functions to assess their own key risks and internal controls annually through a structured Risk and Control Self-Assessment (RCSA) program. Internal and external risk events are monitored to assess whether the Bank's internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.

Risk Control

TD's risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect TD's risk appetite and risk tolerances.

The Bank's approach to risk control also includes risk and capital assessments to appropriately capture key risks in TD's measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the ICAAP and related economic capital practices. At TD, performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

Risk Monitoring and Reporting

The Bank monitors and reports on risk levels on a regular basis against TD's risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. The ERMC, the Risk Committee, and the Board also receive annual and periodic reporting on EWST and an annual update on the Bank's ICAAP. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risks or any significant changes to the Bank's risk profile.

Enterprise-Wide Stress Testing

EWST at TD is part of the long-term strategic, financial, and capital planning exercise that is a key component of the ICAAP framework and helps validate the risk appetite of the Bank. TD's EWST program involves the development, application, and assessment of severe, but plausible, stress scenarios on earnings, capital, and liquidity. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress scenarios are developed considering the key macroeconomic and idiosyncratic risks facing the Bank. A combination of approaches incorporating both quantitative modelling and qualitative analysis are utilized to assess the impact on the Bank's performance in stress environments. Stress testing engages senior management in each business segment, Finance, TBSM, Economics, and Risk Management. The RCC, which is a subcommittee of the ALCO, provides oversight of the processes and practices governing the EWST program.

As part of its 2017 program, the Bank evaluated two internally generated macroeconomic stress scenarios covering a range of severities as described below. The scenarios were constructed to cover a wide variety of risk factors meaningful to TD's risk profile in both the North American and global economies. Stressed macroeconomic variables such as unemployment, GDP, resale home prices, and interest rates were forecasted over the stress horizon which drives the assessment of impacts. In the scenarios evaluated in the 2017 program, the Bank had sufficient capital to withstand severe, but plausible, stress conditions. Results of the scenarios were reviewed by senior executives, incorporated in the Bank's planning process, and presented to the Risk Committee and the Board.

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Enterprise-Wide Stress Scenarios
Severe Scenario	Extreme Scenario

•    The scenario is benchmarked against historical recessions that have taken place in the U.S. and Canada. The recession extends four consecutive quarters followed by a modest recovery.

•    The scenario incorporates deterioration in key macroeconomic variables such as GDP, resale home prices, and unemployment that align with historically observed recessions.

•    TD Economics maintains a risk index that measures current vulnerabilities to a number of key risk factors. This risk index is then leveraged to scale the severity of the above mentioned indicators.

•  The scenario features a marked slowdown in global growth prospects leading to a prolonged recession and heightened uncertainty in global financial markets. Protectionist political pressures mount worldwide leading countries to raise tariffs in a series of retaliatory trade measures, curtailing global trade. Global growth prospects deteriorate significantly, raising the risk of financial distress in China's domestic debt and property markets. A robust recovery in the E.U. fails to take hold amid uncertainty surrounding unproductive negotiations on trade and financial linkages with the U.K. and rising populism sentiment across E.U. countries. Contagion spreads beyond periphery countries through large cross-border debt and bank lending exposures. Risk appetite retrenches and financial markets worldwide are destabilized. The monetary policy response is limited in countries where policy rates are at, or close to, the lower bound and where quantitative easing programs approach constraints. A prolonged global economic slowdown erodes investor confidence, leading to a sharp decline in global equity prices and heightened market volatility.

•   External shocks to the Canadian economy trigger an unwinding of household imbalances. Unemployment rises sharply as home prices deteriorate significantly. Extremely low oil prices lead to a disproportionate impact on the Canadian economy relative to the U.S.

Separate from the EWST program, the Bank's U.S.-based subsidiaries complete their own capital planning and regulatory stress testing exercises. These include OCC Dodd-Frank Act stress testing requirements for operating banks, and the Federal Reserve Board's capital plan rule and related Comprehensive Capital Analysis and Review (CCAR) requirements for the holding company.

TD also employs reverse stress testing as part of a comprehensive Crisis Management Recovery Planning program to assess potential mitigating actions and contingency planning strategies. The scenario contemplates significantly stressful events that would result in TD reaching the point of non-viability in order to consider meaningful remedial actions for replenishing the Bank's capital and liquidity position.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from the choice of sub-optimal or ineffective strategies, the improper implementation of chosen strategies, choosing not to pursue certain strategies, or a lack of responsiveness to changes in the business environment. Strategies include merger and acquisition activities.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board. The Enterprise Strategy and Decision Support group, under the leadership of the Group Head and Chief Financial Officer, is charged with developing the Bank's overall long-term and shorter-term strategies with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing long-term and shorter-term strategies for their business areas (organic and through acquisitions), and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for identifying, assessing, measuring, controlling, monitoring, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD's strategies and seeks to ensure that mitigating actions are taken where appropriate. The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank's strategies, identifying the risks within those strategies and explaining how they are managed.

HOW TD MANAGES STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business updates. The Bank's annual planning process considers enterprise and individual segment long-term and shorter-term strategies and associated key initiatives while also establishing enterprise asset concentration limits. The process evaluates alignment between segment-level and enterprise-level strategies, and risk appetite. Once the strategy is set, regular strategic business updates conducted throughout the year are designed to ensure that alignment is maintained. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, performance assessment, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of strategic risk and adherence to TD's risk appetite is reviewed by the ERMC in the normal course, as well as by the Board. Additionally, each material acquisition is assessed for its fit with the Bank's strategy and risk appetite in accordance with the Bank's Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 59

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7, Financial Instruments: Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2017 and 2016.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

The Bank's primary objective is to be methodical in its credit risk assessment so that the Bank can better understand, select, and manage its exposures to reduce significant fluctuations in earnings.

The Bank's strategy is to include central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but each credit risk control unit separately reports to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management's approval for credit decisions beyond their discretionary authority.

Risk Management is accountable for oversight of credit risk by developing policies that govern and control portfolio risks, and approval of product-specific policies, as required.

The Risk Committee oversees the management of credit risk and annually approves certain significant credit risk policies.

How TD ManageS Credit Risk

The Bank's Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes, limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank's risk appetite for credit risk.

Risk Management centrally approves all credit risk policies and credit decision-making strategies, as well as the discretionary limits of officers throughout the Bank for extending lines of credit.

Limits are established to monitor and control country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In TD's Retail businesses, the Bank uses established underwriting guidelines (which include collateral and loan-to-value constraints) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit the Bank is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as identify emerging or systemic issues and trends. Larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management. Material policy exceptions are tracked and reported to monitor portfolio trends and identify potential weaknesses in underwriting guidelines and strategies. Where unfavourable trends are identified, remedial actions are taken to address those weaknesses.

The Bank's Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure it is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank's credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of the Bank's credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to ensure that the loan portfolio is diversified. The Bank manages its risk using limits based on an internal risk rating score that combines TD's industry risk rating model and industry analysis, and regularly reviews industry risk ratings to ensure that those ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial private sector exposure.

The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as "entity risk". All entity risk is approved by the appropriate decision-making authority using limits based on the entity's borrower risk rating (BRR) and, for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

The Bank may also use credit derivatives to mitigate borrower-specific exposure as part of its portfolio risk management techniques.

The Basel Framework

The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. The Basel Framework sets out several options which represent increasingly more risk-sensitive approaches for calculating credit, market, and operational RWA.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 60

Credit Risk and the Basel Framework

The Bank received approval from OSFI to use the Basel AIRB Approach for credit risk, effective November 1, 2007. The Bank uses the AIRB Approach for all material portfolios, except in the following areas:

•	TD has approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•	Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the AIRB Approach. The non-retail portfolio in the U.S. retail segment continues to use the Standardized approach while working to achieve regulatory approval to transition to the AIRB Approach.

To continue to qualify using the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements.

Credit Risk Exposures Subject to the AIRB Approach

Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank's Consolidated Financial Statements. The Bank's credit risk exposures are divided into two main portfolios, retail and non-retail.

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters:

•	PD – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon.
•	LGD – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of EAD.
•	EAD – the total amount the Bank is exposed to at the time of default.

By applying these risk parameters, TD can measure and monitor its credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types of retail exposures: residential secured (for example, individual mortgages and home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit, and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit, and small business banking credit products).

The Bank calculates RWA for its retail exposures using the AIRB Approach. All retail PD, LGD, and EAD parameter models are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types.

Account-level PD, LGD, and EAD models are built for each product portfolio and calibrated based on the observed account-level default and loss performance for the portfolio.

Consistent with the AIRB Approach, the Bank defines default for exposures as delinquency of 90 days or more for the majority of retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, such as, direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of undrawn credit limit prior to default. PD, LGD and EAD models are calibrated using logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account's previous history and current status; an account's age on books; a customer's credit bureau attributes; and a customer's other holdings with the Bank. For secured products such as residential mortgages, property characteristics, loan-to-value ratios, and a customer's equity in the property, play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.

Exposures are then assigned to one of nine pre-defined PD segments based on their estimated long-run average one-year PD.

The risk discriminative and predictive power of the Bank's retail credit models is assessed against the most recently available one-year default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation prior to implementation and on an annual basis as outlined in the "Model Risk Management" section of this disclosure.

Long-run PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run average over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and home equity lines of credit, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

The following table maps PD ranges to risk levels:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.20 18.21 to 99.99
Default	9	100.00

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 61

Non-Retail Exposures

In the non-retail portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the AIRB Approach, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.

The Bank evaluates credit risk for non-retail exposures by using both a BRR and facility risk rating (FRR). The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data for the years of 1994-2016, covering both wholesale and commercial lending experience. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.

Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and incurred but not identified allowance for credit losses. Consistent with the AIRB Approach to measure capital adequacy at a one-year risk horizon, the parameters are estimated to a twelve-month forward time horizon.

Borrower Risk Rating and PD

Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower's competitive position, financial performance, economic, and industry trends, management quality, and access to funds. Under the AIRB Approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected through-the-cycle PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgement, as prescribed within the Bank's credit policies.

To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is a through-the-cycle approach.

TD's 21-point BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

Facility Risk Rating and LGD

The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Different FRR models are used based on industry and obligor size. Where an appropriate level of historical defaults is available per model, this data is used in the LGD estimation process. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgement to the quantitative LGD scale.

The AIRB Approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery, such as during an economic recession. To reflect this, average calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.

Exposure at Default

The Bank calculates non-retail EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (UGD x Committed Undrawn), where UGD is a percentage between 0% and 100%.

Given that UGD is determined in part by PD, UGD data is consolidated by BRR up to one-year prior to default. An average UGD is then calculated for each BRR along with the statistical uncertainty of the estimates.

Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different than average UGD, therefore the UGDs are set at the average calibrated level, per BRR grade, plus an appropriate adjustment for statistical and model uncertainty.

Credit Risk Exposures Subject to the Standardized Approach

Currently the Standardized Approach to credit risk is used primarily for assets in the U.S. non-retail credit portfolio. The Bank is currently in the process of transitioning this portfolio to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. TD uses external credit ratings, including Moody's and S&P to determine the appropriate risk weight for its exposures to sovereigns (governments, central banks, and certain public sector entities) and banks (regulated deposit-taking institutions, securities firms, and certain public sector entities).

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 62

The Bank applies the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%[1]
Bank	20%[1]
Corporate	100%
1	The risk weight may vary according to the external risk rating.

Lower risk weights apply where approved credit risk mitigants exist. Non-retail loans that are more than 90 days past due receive a risk weight of 150%. For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. The Bank uses the Current Exposure Method to calculate the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Global Counterparty Control group within Capital Markets Risk Management is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as conduct stress tests to identify and quantify exposure to extreme events. The Bank establishes various limits, including gross notional limits, to manage business volumes and concentrations. TD regularly assesses market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Capital Markets Risk Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact the Bank's market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral pledging and other credit risk mitigation techniques. The Bank also executes certain derivatives through a central clearing house which reduces counterparty credit risk due to the ability to net offsetting positions amongst counterparty participants that settle within clearing houses. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that the Bank uses for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures, namely general and specific. General wrong-way risk arises when the PD of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the PD of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. The Bank measures and manages specific wrong-way risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2017, after taking into account risk mitigation strategies, TD does not have material derivative exposure to any counterparty considered higher risk as defined by the Bank's credit policies. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•	Risk parameter estimates – PDs, LGDs, and EADs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank's Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation

The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank's own assessment of the borrower's or counterparty's credit quality and capacity to pay.

In the retail and commercial banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.

The Bank also uses collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by TD's counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party arrangements with industry standard agreements.

Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to AIRB, the Bank only recognizes irrevocable guarantees for Commercial Banking and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 63

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.

The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. AVMs are computer-based tools used to estimate or validate the market value of residential real property using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third party appraisals.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 46: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based Approaches[1]
(millions of Canadian dollars)					As at
		October 31, 2017			October 31, 2016
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$5,862	$349,749	$355,611	$1,334	$334,878	$336,212
Qualifying revolving retail	–	93,527	93,527	–	90,778	90,778
Other retail	19,011	75,566	94,577	18,894	71,940	90,834
Total retail	24,873	518,842	543,715	20,228	497,596	517,824
Non-retail
Corporate	125,621	305,867	431,488	127,399	252,616	380,015
Sovereign	91,567	157,947	249,514	77,166	139,367	216,533
Bank	18,195	94,181	112,376	17,721	66,432	84,153
Total non-retail	235,383	557,995	793,378	222,286	458,415	680,701
Gross credit risk exposures	$260,256	$1,076,837	$1,337,093	$242,514	$956,011	$1,198,525
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

Other Credit Risk Exposures

Non-trading Equity Exposures

TD's non-trading equity exposures are at a level that represents less than 5% of the Bank's combined Tier 1 and Tier 2 Capital. As a result, the Bank uses OSFI prescribed risk weights to calculate RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, the Bank uses both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. The Bank uses ratings assigned by external rating agencies, including Moody's and S&P. The RBA also takes into account additional factors, including the time horizon of the rating (long-term or short-term), the number of underlying exposures in the asset pool, and the seniority of the position.

The Bank uses the Internal Assessment Approach (IAA) to manage the credit risk of its exposures relating to ABCP securitizations that are not externally rated.

Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody's and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank's IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies' published stressed factor requirements for equivalent external ratings by asset class.

All exposures are assigned an internal risk rating based on the Bank's assessment, which must be reviewed at least annually. The Bank's ratings reflect its assessment of risk of loss, consisting of the combined PD and LGD for each exposure. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.

The Bank's IAA process is subject to all of the key elements and principles of the Bank's risk governance structure, and is managed in the same way as outlined in this "Credit Risk" section.

The Bank uses the results of the IAA in all aspects of its credit risk management, including performance tracking, control mechanisms, management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI prescribed risk weights to calculate RWA for capital purposes.

Market Risk

Trading Market Risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, volatilities, and correlations from trading activities.

Non-Trading Market Risk is the risk of loss in financial instruments, the balance sheet or in earnings, or the risk of volatility in earnings from non-trading activities such as asset-liability management or investments, predominantly from interest rate, credit spread, foreign exchange and equity risks.

The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading activities. In the Bank's trading and investment portfolios, it is an active participant in the market, seeking to realize returns for TD through careful management of its positions and inventories. In the Bank's non-trading activities, it is exposed to market risk through the everyday banking transactions that the Bank's customers execute with TD.

The Bank complied with the Basel III market risk requirements as at October 31, 2017, using the Internal Models Approach.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 64

MARKET RISK LINKAGE TO THE BALANCE SHEET

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 47: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)	As at
	October 31, 2017				October 31, 2016
									Non-trading market
	Balance	Trading	Non-trading		Balance	Trading	Non-trading		risk – primary
	sheet	market risk	market risk	Other	sheet	market risk	market risk	Other	risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$51,185	$194	$50,991	$–	$53,714	$258	$53,456	$–	Interest rate
Trading loans, securities, and other	103,918	99,168	4,750	–	99,257	92,282	6,975	–	Interest rate
Derivatives	56,195	51,492	4,703	–	72,242	63,931	8,311	–	Equity,
									foreign exchange,
									interest rate
Financial assets designated at
fair value through profit or loss	4,032	–	4,032	–	4,283	–	4,283	–	Interest rate
Available-for-sale securities	146,411	–	146,411	–	107,571	–	107,571	–	Foreign exchange,
									interest rate
Held-to-maturity securities	71,363	–	71,363	–	84,395	–	84,395	–	Foreign exchange,
									interest rate
Securities purchased under
reverse repurchase agreements	134,429	1,345	133,084	–	86,052	1,728	84,324	–	Interest rate
Loans	616,374	–	616,374	–	589,529	–	589,529	–	Interest rate
Customers' liability under
acceptances	17,297	–	17,297	–	15,706	–	15,706	–	Interest rate
Investment in TD Ameritrade	7,784	–	7,784	–	7,091	–	7,091	–	Equity
Other assets[1]	1,549	–	1,549	–	1,769	–	1,769	–	Interest rate
Assets not exposed to
market risk	68,458	–	–	68,458	55,358	–	–	55,358
Total Assets	1,278,995	152,199	1,058,338	68,458	1,176,967	158,199	963,410	55,358

Liabilities subject to market risk
Trading deposits	79,940	3,539	76,401	–	79,786	3,876	75,910	–	Interest rate
Derivatives	51,214	46,206	5,008	–	65,425	60,221	5,204	–	Foreign exchange,
									interest rate
Securitization liabilities at fair value	12,757	12,757	–	–	12,490	12,490	–	–	Interest rate
Other financial liabilities designated
at fair value through profit or loss	8	1	7	–	190	177	13	–	Interest rate
Deposits	832,824	–	832,824	–	773,660	–	773,660	–	Equity, interest rate
Acceptances	17,297	–	17,297	–	15,706	–	15,706	–	Interest rate
Obligations related to securities
sold short	35,482	32,124	3,358	–	33,115	29,973	3,142	–	Interest rate
Obligations related to securities sold
under repurchase agreements	88,591	2,064	86,527	–	48,973	3,657	45,316	–	Interest rate
Securitization liabilities at amortized
cost	16,076	–	16,076	–	17,918	–	17,918	–	Interest rate
Subordinated notes and debentures	9,528	–	9,528	–	10,891	–	10,891	–	Interest rate
Other liabilities[1]	15,073	–	15,073	–	15,526	–	15,526	–	Interest rate
Liabilities and Equity not
exposed to market risk	120,205	–	–	120,205	103,287	–	–	103,287
Total Liabilities and Equity	$1,278,995	$96,691	$1,062,099	$120,205	$1,176,967	$110,394	$963,286	$103,287

1	Relates to retirement benefits, insurance, and structured entity liabilities.

Market Risk in Trading Activities

The overall objective of TD's trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. TD must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.

Who Manages Market Risk in Trading Activities

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk Control Committee meets regularly to conduct a review of the market risk profile, trading results of the Bank's trading businesses as well as changes to market risk policies. The committee is chaired by the Senior Vice President, Market Risk and Model Development, and includes Wholesale Banking senior management.

There were no significant reclassifications between trading and non-trading books during the year ended October 31, 2017.

How TD ManageS Market Risk in Trading Activities

Market risk plays a key part in the assessment of any trading business strategy. The Bank launches new trading initiatives or expands existing ones only if the risk has been thoroughly assessed, and is judged to be within the Bank's risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with TD's Risk Appetite for trading market risk.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 65

Trading Limits

The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.

Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Effective August 1, 2017, to better align with the computation of VaR, trading net revenue is used for the purpose of this graph. Trading net revenue includes trading income and net interest income related to positions within the Bank's market risk capital trading books. This change has been applied retroactively to November 1, 2016.

For the year ending October 31, 2017, there were 11 days of trading losses and trading net revenue was positive for 96% of the trading days, reflecting normal trading activity. Losses in the year did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge (IRC), Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2017, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 66

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

The following table presents the end of year, average, high, and low usage of TD's portfolio metrics.

TABLE 48: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	2017				2016
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$6.9	$14.2	$34.9	$6.2	$10.1	$10.8	$21.9	$5.4
Credit spread risk	7.6	8.9	11.8	6.0	7.2	8.4	15.6	5.1
Equity risk	8.5	8.9	12.3	5.8	5.9	8.6	11.2	3.5
Foreign exchange risk	2.7	4.3	7.9	2.2	2.7	3.2	7.4	1.4
Commodity risk	2.3	1.3	2.5	0.7	1.1	2.1	4.2	1.0
Idiosyncratic debt specific risk	10.1	14.1	17.9	10.1	13.5	12.7	22.6	7.9
Diversification effect[1]	(23.0)	(30.3)	n/m2	n/m2	(22.4)	(25.3)	n/m2	n/m2
Total Value-at-Risk (one-day)	$15.1	$21.4	$36.4	$15.1	$18.1	$20.5	$33.8	$11.7
Stressed Value-at-Risk (one-day)	40.9	39.3	51.1	28.1	32.8	34.8	43.6	21.6
Incremental Risk Capital Charge (one-year)	190.8	242.9	330.2	171.3	240.6	205.8	287.9	144.9
[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR was relatively unchanged compared to the prior year. Year-over-year, the increase in interest rate VaR was driven by U.S. interest rate risk positions. The year-over-year increase in average Stressed VaR was driven by an increase in government and financial bond positions.

The average IRC increased by $37.1 million over the year due to changes in U.S. Agency and Canadian bank positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to establish that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Stress Testing

The Bank's trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events the Bank has modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, the credit crisis of Fall 2008 and the Brexit referendum of June 2016.

Stress tests are produced and reviewed regularly with the Market Risk Control Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

The Bank is also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in its remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

Asset/Liability Management

Asset/liability management deals with managing the market risks of TD's traditional banking activities. This generally reflects the market risks arising from personal and commercial banking products (loans and deposits) as well as related funding, investments and high quality liquid assets (HQLA). Such structural market risks primarily include interest rate risk and foreign exchange risk.

Who is Responsible for Asset/Liability Management

TBSM measures and manages the market risks of the Bank's non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head and Chief Financial Officer, and includes other senior executives. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

How TD ManageS its Asset and Liability Positions

Non-trading interest rate risk is viewed as a non-productive risk as it has the potential to increase earnings volatility and incur loss without providing long run expected value. As a result, TBSM's mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank's net interest income and economic value that is consistent with the Bank's RAS.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 67

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. Interest rate risk management is designed to ensure that earnings are stable and predictable over time. The Bank has adopted a disciplined hedging approach to manage the net interest income contribution from its asset and liability positions, including an assigned target-modeled maturity profile for non-rate sensitive assets, liabilities, and equity. Key aspects of this approach are:

•	Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;
•	Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options such as mortgage commitments that are granted to customers; and
•	Developing and implementing strategies to stabilize net interest income from all retail and commercial banking products.

The Bank is exposed to interest rate risk when asset and liability principal and interest cash flows, determined using contractual cash-flows and the target-modeled maturity profile for non-maturity products, have different interest payment or maturity dates. These are called "mismatched positions". An interest-sensitive asset or liability is repriced when interest rates change and when there is: a final maturity, normal amortization, or option exercise (such as prepayment, redemption, or conversion).

TD's exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date.

Interest rate risk exposure, after economic hedging activities, is measured using various interest rate "shock" scenarios. Two of the measures used are Net Interest Income Sensitivity (NIIS) and Economic Value at Risk (EVaR). NIIS is defined as the change in net interest income over the next twelve months resulting from mismatched positions for an immediate and sustained 100 bps interest rate shock. NIIS measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next twelve-month period and reflects how the Bank's net interest income will change over that period from the effect of the interest rate shock on the mismatched positions. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long-term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

To the extent that interest rates are sufficiently low and it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and NIIS exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rates do not become negative.

The methodology used to calculate NIIS and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing philosophy, or management actions in response to changes in market conditions.

TD's policy as approved by the Risk Committee sets overall limits on EVaR and NIIS which are linked to capital and net interest income, respectively. These limits are consistent with the Bank's enterprise risk appetite and are periodically reviewed and approved by the Risk Committee. Exposures against Board limits are routinely monitored, hedged, and reported, and breaches of these Board limits, if any, are escalated to both the ALCO and the Risk Committee of the Board.

In addition to Board policy limits, book-level risk limits are set for TBSM's management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for NIIS and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits, if any, are escalated to the ALCO in a timely manner.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. The Bank projects future cash flows by looking at the impact of:

•	A target interest sensitivity profile for its non-maturity assets and liabilities;
•	A target investment profile on its net equity position; and
•	Liquidation assumptions on mortgages other than from embedded pre-payment options.

The Bank also measures its exposure to non-maturity liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgement. Fluctuations of non-maturity deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.

The objective of portfolio management within the closed-cash-flow book is to eliminate cash flow mismatches to the extent practically possible, so that net interest income becomes more predictable.

Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose TD to a significant financial risk.

•	Rate Commitments: The Bank measures its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers' propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.
•	Asset Prepayment: The Bank models its exposure to written options embedded in other products, such as the right to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by factors, such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives.

To manage product option exposures the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option. The Bank also models the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts.

Other Non-Trading Market Risks

Other market risks monitored on a regular basis include:

•	Basis Risk: The Bank is exposed to risks related to the difference in various market indices.
•	Equity Risk
•	The Bank is exposed to equity risk through its equity-linked guaranteed investment certificate product offering. The exposure is managed by purchasing options to replicate the equity payoff.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 68

•	The Bank is also exposed to non-trading equity price risk primarily from its share-based compensation plans where certain employees are awarded share units equivalent to the Bank’s common shares as compensation for services provided to the Bank. These share units are recorded as a liability over the vesting period and revalued at each reporting period until settled in cash. Changes in the Bank's share price can impact non-interest expenses. The Bank uses derivative instruments to manage its non-trading equity price risk.

Interest Rate Risk

The following graph18 shows the Bank's interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for structural interest rate management. This reflects the interest rate risk from personal and commercial banking products (loans and deposits) as well as related funding, investments and HQLA. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2017, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $235 million (October 31, 2016 – $234 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $225 million (October 31, 2016 – $103 million) after tax.

The interest rate exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk in the insurance business is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 49: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)	October 31, 2017			October 31, 2016
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$(24)	$(43)	$8	$(64)[1]
U.S. dollar	(211)	(182)	(242)	(39)[2]
	$(235)	$(225)	$(234)	$(103)–
1	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps decline for Canadian interest rates for the year ended October 31, 2016, corresponding to an interest rate environment that is floored at 0%.
2	Due to the low rate environment EVaR sensitivity has been measured using a 50 bps decline for U.S. interest rates for the year ended October 31, 2016, corresponding to an interest rate environment that is floored at 0%.

For the NIIS measure (not shown on the graph), a 100 bps increase in interest rates on October 31, 2017, would have increased pre-tax net interest income by $116 million (October 31, 2016 – $131 million increase) in the next twelve months due to the mismatched positions. A 100 bps decrease in interest rates on October 31, 2017, would have decreased pre-tax net interest income by $152 million (October 31, 2016 – $123 million decrease) in the next twelve months due to the mismatched positions. Reported NIIS remains consistent with the Bank's risk appetite and within established Board limits. The net interest income of the Bank is subject to interest rate sensitivity for reasons other than the mismatched positions. Such other interest rate sensitivity is not reflected in the NIIS measure.

[18]	The footnotes included in Table 51 are also applicable to this graph.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 69

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE 50: SENSITIVITY OF PRE-TAX NET INTEREST INCOME SENSITIVITY BY CURRENCY
(millions of Canadian dollars)	October 31, 2017		October 31, 2016
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$(9)	$9	$52	$(65)[1]
U.S. dollar	125	(161)	79	(58)[2]
	$116	$(152)	$131	$(123)–
1	NIIS sensitivity has been measured using a 75 bps rate decline for Canadian interest rates for the year ended October 31, 2016, corresponding to an interest rate environment that is floored at 0%.
2	NIIS sensitivity has been measured using a 50 bps rate decline for U.S. interest rates for the year ended October 31, 2016, corresponding to an interest rate environment that is floored at 0%.

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies create foreign exchange risk.

The Bank is exposed to non-trading foreign exchange risk primarily from its investments in foreign operations. When the Bank's foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank's reported net income and shareholders' equity, and also its capital ratios.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA denominated in a foreign currency. If the Canadian dollar weakens, the Canadian dollar equivalent of the Bank's RWA in a foreign currency increases, thereby increasing the Bank's capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where certain capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Investment Portfolios

The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is managed using high quality, low risk securities in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposits balances that are in excess of loan balances; (2) to provide a sufficient pool of liquid assets to meet unanticipated deposit and loan fluctuations and overall liquidity management objectives; (3) to provide eligible securities to meet collateral and cash management requirements; and (4) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, liquidity risk management objectives and regulatory requirements, funding opportunities, and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for the Bank's investment portfolio.

WHY margins on average earning assets FLUCTUATE OVER TIME

As previously noted, the Bank's approach to asset/liability management is to ensure that earnings are stable and predictable over time, regardless of cash flow mismatches and the exercise of embedded options. This approach also creates margin certainty on fixed rate loans and deposits as they are booked. Despite this approach however, the margin on average earning assets is subject to change over time for the following reasons:

•	Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the overall portfolio margin;
•	The weighted-average margin on average earning assets will shift as the mix of business changes;
•	Changes in the basis between the Prime Rate and the Bankers’ Acceptance rate, or the Prime Rate and the London Interbank Offered Rate; and/or
•	The lag in changing product prices in response to changes in wholesale rates.

The general level of interest rates will affect the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

The Bank's approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes or technology or from human activities or from external events. This definition includes legal risk, but excludes strategic and reputational risk.

Operational risk is inherent in all of the Bank's business activities, including the practices and controls used to manage other risks such as credit, market, and liquidity risk. Failure to manage operational risk can result in significant financial loss, reputational harm, or regulatory censure and penalties.

The Bank actively mitigates and manages operational risk in order to create and sustain shareholder value, successfully execute the Bank's business strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

In fiscal 2017, operational risk losses remain within the Bank’s risk appetite. Refer to Note 27 of the Consolidated Financial Statements for further information on material legal or regulatory actions.

Who Manages Operational Risk

Operational Risk Management is an independent function that designs and maintains the Bank's overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies, and practices to identify and assess, measure, control, monitor, escalate, and report operational risk. Operational Risk Management is designed to ensure that there is appropriate monitoring and reporting of the Bank's operational risk profile and exposures to senior management through the OROC, the ERMC, and the Risk Committee.

In addition to the framework, Operational Risk Management designs and maintains the Bank's operational risk policies. These policies govern the activities of the corporate areas responsible for the management and appropriate oversight of business continuity and incident management, third party management, data management, financial crime and fraud management, project management, and technology, information and cyber security management.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 70

The senior management of individual business units and corporate areas is responsible for the day-to-day management of operational risk following the Bank's established operational risk management policies and three lines of defence model. An independent risk management function supports each business segment and corporate area, and monitors and challenges the implementation and use of the operational risk management framework programs according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit and corporate area participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.

How TD ManageS Operational Risk

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes the risk appetite for operational risk, limits, governance, policies, and processes. The Operational Risk Management Framework is maintained by Risk Management and supports alignment with TD's ERF and risk appetite. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit and each corporate area's operational risk exposures. In addition, the expectations of the Risk Committee and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal controls are one of the primary methods of safeguarding the Bank's employees, customers, assets, and information, and in preventing and detecting errors and fraud. Management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to determine that risk management and internal controls are effective, appropriate, and compliant with the Bank's policies.

Operational Risk Event Monitoring

In order to reduce the Bank's exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank's policies and processes require that operational risk events be identified, tracked, and reported to the appropriate level of management to facilitate the Bank's analysis and management of its risks and inform the assessment of suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks TD against operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Scenario Analysis

Scenario Analysis is a systematic and repeatable process used to assess the likelihood and loss impact for significant operational risk events. The Bank applies this practice to meet risk measurement and risk management objectives. The process includes the use of relevant external operational loss event data that is assessed considering the Bank's operational risk profile and control structure. The program raises awareness and educates business owners regarding existing and emerging risks, which may result in the identification and implementation of risk mitigation action plans to minimize tail risk.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the risk profile throughout the Bank to report to senior business management and the Risk Committee. Operational risk measures are systematically tracked, assessed, and reported to promote management accountability and direct the appropriate level of attention to current and emerging issues.

Insurance

Operational Risk Management includes oversight of the effective use of insurance aligned with the Bank's risk management strategy and risk appetite. To provide additional protection from loss, the Bank manages a comprehensive portfolio of insurance and other risk mitigating arrangements. The insurance terms and provisions, including types and amounts of coverage in the portfolio, are continually assessed so that both the Bank's tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer elements of TD's risk to third parties where appropriate. The Bank transacts with external insurers that satisfy TD's minimum financial rating requirements.

Technology, Information and Cyber Security

Virtually all aspects of the Bank's business and operations use technology and information to create and support new markets, competitive products, delivery channels, as well as other business operations and opportunities. The Bank manages these risks to assure adequate and proper day-to-day operations; and only authorized access of the Bank's technology, infrastructure, systems, information, or data. To achieve this, the Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and information security risks through enterprise-wide programs using industry leading practices and robust threat and vulnerability assessments and responses. Together with the Bank's operational risk management framework, technology, information and cyber security programs also include enhanced resiliency planning and testing, as well as disciplined change management practices.

Data Asset Management

The Bank's data is an asset with economic and strategic business value that should be appropriately managed and reported. Inconsistent data management practices may compromise TD's critical data and information assets which could result in real financial and reputational impacts. The Bank's Office of the Chief Data Office (OCDO), Corporate and Technology partners develop and implement enterprise wide business and risk management practices that describe how data and information assets are managed, governed, used, and protected.

Business Continuity and Incident Management

The Bank maintains an enterprise-wide Business Continuity and Incident Management Program that supports management's ability to operate TD's businesses and operations (including providing customers access to products and services) in the event of a business disruption incident. All areas of the Bank are required to maintain and regularly test business continuity plans to facilitate the continuity and recovery of business operations. The Bank's Program is supported by an incident management structure so that the appropriate level of leadership, oversight and management is applied to incidents affecting the Bank.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 71

Third Party Management

A third party supplier/vendor is an entity that supplies a particular product or service to or on behalf of the Bank. While these relationships bring benefits to the Bank's businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise-level third-party risk management program that is designed to manage third-party activities throughout the life cycle of an arrangement and ensure the level of risk management and senior management oversight is appropriate to the size, risk, and criticality of the third-party arrangement.

Project Management

The Bank has established a disciplined approach to project management across the enterprise coordinated by the Bank's Enterprise Project Management Office. This approach involves senior management governance and oversight of the Bank's project portfolio and leverages leading industry practices to guide TD's use of standardized project management methodology, defined project management accountabilities and capabilities, and project portfolio reporting and management tools to support successful project delivery.

Financial Crime and Fraud Management

The Financial Crime and Fraud Management Group lead the development and implementation of enterprise-wide financial crime and fraud management strategies, policies, and practices. TD employs prevention, detection and monitoring capabilities to strengthen the Bank's defences and enhance governance, oversight, and collaboration across the enterprise to protect customers, shareholders, and employees from increasingly sophisticated financial crimes and fraud.

Operational Risk Capital Measurement

The Bank's operational risk capital is determined using the Advanced Measurement Approach, a risk-sensitive capital model, along with the Standardized Approach (TSA). Effective the third quarter of 2016, OSFI approved the Bank to use AMA. Entities not reported under AMA, use the TSA methodology.

The Bank's AMA Capital Model uses a Loss Distribution Approach (LDA) and incorporates Internal Loss Data and Scenario Analysis results. External Loss Data is indirectly considered through the identification and assessment of Scenario Analysis estimations. Business, Environment and Internal Control Factors (BEICF) are used as a post-model adjustment to capital estimates to reflect forward-looking indicators of risk exposure.

The Bank's AMA model includes the incorporation of a diversification benefit, which considers correlations across risk types and business lines as extreme loss events may not occur simultaneously across all categories. The capital is estimated at the 99.9% confidence level.

Although the Bank manages a comprehensive portfolio of insurance and other risk mitigating arrangements to provide additional protection from loss, the Bank's AMA model does not consider risk mitigation through insurance.

Model Risk

Model risk is the potential for adverse consequences arising from decisions based on incorrect or misused models and model-like tools, and their outputs. It can lead to financial loss, reputational risk, or incorrect business and strategic decisions.

WHO MANAGES MODEL RISK

Primary accountability for the management of model risk resides with the senior management of individual businesses with respect to the models they use. The Model Risk Governance Committee provides oversight of governance, risk, and control matters, by providing a platform to guide, challenge, and advise decision makers and model owners in model risk related matters. Model Risk Management monitors and reports on existing and emerging model risks, and provides periodic assessments to senior management, Risk Management, the Risk Committee of the Board, and regulators on the state of model risk at TD and alignment with the Bank's Model Risk Appetite. The Risk Committee of the Board approves the Bank's Model Risk Management Framework bi-annually and the Model Risk Policy annually.

HOW TD MANAGES MODEL RISK

The Bank manages model risk in accordance with management approved model risk policies and supervisory guidance which encompass the life cycle of a model, including proof of concept, development, validation, implementation, usage, and ongoing model performance monitoring. The Bank's Model Risk Management Framework also captures key processes that may be partially or wholly qualitative, or based on expert judgment.

Business segments identify the need for a new model or process and are responsible for model development and documentation according to the Bank's policies and standards. During model development, controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing performance monitoring and usage in accordance with the Bank’s Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank’s policies.

Model Risk Management and Model Validation provide oversight, maintain a centralized inventory of all models as defined in the Bank’s Model Risk Policy, validate and approve new and existing models on a pre-determined schedule depending on regulatory requirements and materiality, set model performance monitoring standards, and provide training to all stakeholders. The validation process varies in rigour, depending on the model type and use, but at a minimum contains a detailed determination of:

•	the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;
•	the risk associated with a model based on complexity and materiality;
•	the sensitivity of a model to model assumptions and changes in data inputs including stress testing; and
•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.

When appropriate, validation includes a benchmarking exercise which may include the building of an independent model based on a similar or alternative validation approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model’s methodology and its use.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 72

At the conclusion of the validation process, a model will either be approved for use or will be rejected and require redevelopment or other courses of action. Models or processes identified as obsolete or no longer appropriate for use through changes in industry practice, the business environment, or Bank strategies are subject to decommissioning.

Model risk exists on a continuum from the most complex and material models to analytical tools (also broadly referred to as non-models) that may still expose the Bank to risk based on their incorrect use or inaccurate outputs. The Bank has policies and procedures in place designed to ensure that the level of independent challenge and oversight corresponds to the materiality and complexity of both models and non-models.

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, and/or frequency of claims (for example, driven by non-life premium risk, non-life reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance, through various subsidiaries; it is through these businesses that the Bank is exposed to insurance risk.

Who Manages Insurance Risk

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the CRO for Insurance, who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own Boards of Directors who provide additional risk management oversight.

How TD ManageS Insurance Risk

The Bank's risk governance practices are designed to support strong independent oversight and control of risk within the insurance business. The TD Insurance Risk Committee and its sub committees provide critical oversight of the risk management activities within the insurance business and monitor compliance with insurance risk policies. The Bank's Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank's risk appetite for insurance risk.

The assessment of reserves for claim liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management's best estimate for future claim payments. As such, the Bank regularly monitors claim liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim liabilities are governed by the Bank's general insurance reserving policy.

Sound product design is an essential element of managing risk. The Bank's exposure to insurance risk is mostly short-term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles, as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained.

There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentration is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration of insurance risk is also mitigated through the purchase of reinsurance. The insurance business' reinsurance programs are governed by catastrophe and reinsurance risk management policies.

Strategies are in place to manage the risk to the Bank's reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually within the reinsurance business to manage concentration risk.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100%. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's ALCO oversees the Bank's liquidity risk management program. It is designed to ensure there are effective management structures and policies in place to properly measure and manage liquidity risk. The GLF, a subcommittee of the ALCO comprised of senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors TD's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Liquidity Risk Management Framework annually and the related policies bi-annually.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 73

Pursuant to the Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations, TD has established TD Group US Holding LLC (TDGUS), as TD's U.S. IHC, and a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

The following areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:

•	Risk Management is responsible for maintaining the liquidity risk management policy and asset pledging policy, along with associated limits, standards, and processes which are designed to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank's operations. Enterprise Market Risk Control provides oversight of liquidity risk across the enterprise and provides independent risk assessment and effective challenge of liquidity risk.
•	TBSM Liquidity Management manages and reports the combined Canadian Retail (including domestic wealth businesses), Corporate segment, and Wholesale Banking liquidity positions. U.S. TBSM is responsible for managing the liquidity position for U.S. Retail operations, as well as in conjunction with TBSM Canada, the liquidity position of CUSO.
•	Other regional operations, including those within TD's insurance, and non-U.S. foreign branches and/or subsidiaries are responsible for managing their liquidity risk and positions in compliance with their own policies, local regulatory requirements and, as applicable, consistent with the enterprise policy.

HOW TD MANAGES LIQUIDITY RISK

The Bank's overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect TD's access to funding or destabilize TD's deposit base.

The Bank maintains an internal view for measuring and managing liquidity that uses an assumed "Severe Combined Stress Scenario" (SCSS) lasting for a 90-day period. The SCSS models potential liquidity requirements during a crisis resulting in a loss of confidence in TD's ability to meet obligations as they come due. In addition to this Bank-specific event, the SCSS also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions, a significant increase in the Bank's funding costs, and a decrease in the marketability of assets. TD's liquidity policy stipulates that the Bank must maintain a sufficient level of liquid assets to cover identified liquidity requirements at all times throughout the SCSS. The Bank calculates liquidity requirements for the SCSS related to the following conditions:

•	wholesale funding maturing in the next 90 days. Under SCSS, the Bank assumes loss of access to wholesale funding markets for up to 90 days, as a result, maturing debt will be repaid instead of rolled over;
•	accelerated attrition or "run-off" of deposit balances;
•	increased utilization of available credit and liquidity facilities to personal, commercial, and corporate lending customers;
•	increased collateral requirements associated with downgrades in TD's credit rating and adverse movement in reference rates for derivative contracts; and
•	coverage of maturities related to the bankers' acceptances the Bank issues on behalf of clients and ABCP.

The Bank also manages its liquidity to comply with the regulatory liquidity requirements in the OSFI LAR (LCR and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks maintain a minimum liquidity coverage of 100% over a 30-day stress period. As a result, the Bank's liquidity is managed to the higher of TD's 90-day surplus requirement and the target buffers over the regulatory minimums.

The Bank does not consolidate the surplus liquidity of U.S. Retail with the positions of other segments due to investment restrictions imposed by the U.S. Federal Reserve Board on funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in insurance business subsidiaries is also excluded in the enterprise liquidity position calculation due to regulatory investment restrictions.

The Funds Transfer Pricing process in TBSM considers liquidity risk as a key determinant of the cost or credit of funds provided to loans and deposits, respectively. Liquidity costs applied to loans are determined based on the appropriate term funding profile, while deposits are assessed based on the required liquidity reserves and balance stability. Liquidity costs are also applied to other contingent commitments like undrawn lines of credit provided to customers.

LIQUID ASSETS

The unencumbered liquid assets TD holds to satisfy its liquidity requirements must be high quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Although TD has access to the Bank of Canada's Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD does not consider borrowing capacity at central banks under these types of programs as a source of available liquidity when assessing liquidity positions.

Assets held by TD to satisfy liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 74

TABLE 51: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars, except as noted)		As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		October 31, 2017
Cash and due from banks	$2,202	$–	$2,202	–%	$421	$1,781
Canadian government obligations	15,524	40,637	56,161	11	33,198	22,963
NHA MBS	37,178	45	37,223	8	3,888	33,335
Provincial government obligations	9,865	9,910	19,775	4	12,945	6,830
Corporate issuer obligations	4,348	2,902	7,250	2	576	6,674
Equities	9,634	–	9,634	2	–	9,634
Other marketable securities and/or loans	1,977	220	2,197	–	133	2,064
Total Canadian dollar-denominated	80,728	53,714	134,442	27	51,161	83,281
Cash and due from banks	44,886	–	44,886	9	42	44,844
U.S. government obligations	30,758	29,333	60,091	12	29,826	30,265
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	43,703	494	44,197	9	9,560	34,637
Other sovereign obligations	55,272	62,720	117,992	23	39,233	78,759
Corporate issuer obligations	62,867	1,240	64,107	13	4,823	59,284
Equities	21,230	–	21,230	4	–	21,230
Other marketable securities and/or loans	12,159	2,572	14,731	3	2,119	12,612
Total non-Canadian dollar-denominated	270,875	96,359	367,234	73	85,603	281,631
Total	$351,603	$150,073	$501,676	100%	$136,764	$364,912

		October 31, 2016
Cash and due from banks	$3,147	$–	$3,147	1%	$349	$2,798
Canadian government obligations	15,860	39,156	55,016	12	23,360	31,656
NHA MBS	35,134	211	35,345	8	3,183	32,162
Provincial government obligations	9,230	10,255	19,485	4	10,450	9,035
Corporate issuer obligations	5,279	3,699	8,978	2	1,617	7,361
Equities	22,304	6,049	28,353	6	8,514	19,839
Other marketable securities and/or loans	4,179	1,037	5,216	1	963	4,253
Total Canadian dollar-denominated	95,133	60,407	155,540	34	48,436	107,104
Cash and due from banks	46,035	–	46,035	10	1,093	44,942
U.S. government obligations	26,242	32,914	59,156	13	29,214	29,942
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33,492	6,091	39,583	8	15,460	24,123
Other sovereign obligations	53,218	20,027	73,245	16	12,979	60,266
Corporate issuer obligations	57,441	9,192	66,633	14	13,046	53,587
Equities	6,828	8,787	15,615	3	3,202	12,413
Other marketable securities and/or loans	6,325	1,027	7,352	2	–	7,352
Total non-Canadian dollar-denominated	229,581	78,038	307,619	66	74,994	232,625
Total	$324,714	$138,445	$463,159	100%	$123,430	$339,729
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

The increase of $25.2 billion in total unencumbered liquid assets from October 31, 2016, was mainly due to regular wholesale business activity and deposit volume growth in the Canadian Retail and U.S. Retail segments. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 52: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)		As at
	October 31	October 31
	2017	2016
The Toronto-Dominion Bank (Parent)	$117,682	$115,816
Bank subsidiaries	210,757	201,945
Foreign branches	36,473	21,968
Total	$364,912	$339,729

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 75

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the years ended October 31, 2017, and October 31, 2016, are summarized in the following table.

TABLE 53: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars, except as noted)		Average for the years ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		October 31, 2017
Cash and due from banks	$3,543	$–	$3,543	1%	$392	$3,151
Canadian government obligations	16,991	39,826	56,817	11	33,096	23,721
NHA MBS	37,291	46	37,337	7	3,637	33,700
Provincial government obligations	9,804	11,282	21,086	4	13,269	7,817
Corporate issuer obligations	3,636	3,059	6,695	1	488	6,207
Equities	8,896	1,171	10,067	2	1,719	8,348
Other marketable securities and/or loans	2,004	245	2,249	1	134	2,115
Total Canadian dollar-denominated	82,165	55,629	137,794	27	52,735	85,059
Cash and due from banks	43,773	–	43,773	9	48	43,725
U.S. government obligations	29,555	38,148	67,703	13	36,493	31,210
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	40,262	478	40,740	8	9,317	31,423
Other sovereign obligations	53,080	61,001	114,081	23	43,041	71,040
Corporate issuer obligations	60,637	1,331	61,968	12	5,384	56,584
Equities	17,998	5,372	23,370	5	4,085	19,285
Other marketable securities and/or loans	13,864	3,366	17,230	3	2,321	14,909
Total non-Canadian dollar-denominated	259,169	109,696	368,865	73	100,689	268,176
Total	$341,334	$165,325	$506,659	100%	$153,424	$353,235

		October 31, 2016
Cash and due from banks	$2,879	$–	$2,879	1%	$331	$2,548
Canadian government obligations	13,905	38,636	52,541	11	21,393	31,148
NHA MBS	34,772	258	35,030	7	3,098	31,932
Provincial government obligations	9,008	10,509	19,517	4	10,671	8,846
Corporate issuer obligations	5,596	3,916	9,512	2	1,573	7,939
Equities	19,686	6,039	25,725	6	8,737	16,988
Other marketable securities and/or loans	4,094	1,020	5,114	1	1,127	3,987
Total Canadian dollar-denominated	89,940	60,378	150,318	32	46,930	103,388
Cash and due from banks	48,113	–	48,113	10	1,123	46,990
U.S. government obligations	24,836	36,415	61,251	13	29,534	31,717
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33,307	5,768	39,075	8	15,587	23,488
Other sovereign obligations	52,739	25,448	78,187	17	16,102	62,085
Corporate issuer obligations	56,581	10,858	67,439	15	13,601	53,838
Equities	6,140	8,689	14,829	3	3,152	11,677
Other marketable securities and/or loans	6,370	898	7,268	2	–	7,268
Total non-Canadian dollar-denominated	228,086	88,076	316,162	68	79,099	237,063
Total	$318,026	$148,454	$466,480	100%	$126,029	$340,451
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 54: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)	Average for the years ended
	October 31, 2017	October 31, 2016
The Toronto-Dominion Bank (Parent)	$117,477	$116,541
Bank subsidiaries	206,444	200,966
Foreign branches	29,314	22,944
Total	$353,235	$340,451

Asset Encumbrance

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding, support trading and prime brokerage businesses, and participate in clearing and/or settlement systems. In addition to liquid assets, a summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 76

TABLE 55: ENCUMBERED AND UNENCUMBERED ASSETS[1]
(millions of Canadian dollars, except as noted)						As at
						October 31, 2017
	Encumbered[2]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral [3]	Other[4]	collateral[5]	Other[6]	assets	of total assets
Cash and due from banks	$–	$–	$–	$3,971	$3,971	–%
Interest-bearing deposits with banks	3,708	41	43,577	3,859	51,185	0.3
Securities, trading loans, and other[7]	62,803	12,105	243,633	7,183	325,724	5.9
Derivatives	–	–	–	56,195	56,195	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	134,429	134,429	–
Loans, net of allowance for loan losses	21,949	55,179	71,959	463,504	612,591	6.0
Customers' liability under acceptances	–	–	–	17,297	17,297	–
Investment in TD Ameritrade	–	–	–	7,784	7,784	–
Goodwill	–	–	–	16,156	16,156	–
Other intangibles	–	–	–	2,618	2,618	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5,313	5,313	–
Deferred tax assets	–	–	–	2,497	2,497	–
Other assets[9]	434	–	–	42,801	43,235	–
Total on-balance sheet assets	$88,894	$67,325	$359,169	$763,607	$1,278,995	12.2%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	106,727	–	28,973	(134,429)
Securities borrowing and collateral received	43,607	229	13,960	–
Margin loans and other client activity	4,451	–	18,534	(11,282)
Total off-balance sheet items	154,785	229	61,467	(145,711)
Total	$243,679	$67,554	$420,636	$617,896

						October 31, 2016
Total on-balance sheet assets	$81,705	$66,329	$335,959	$692,974	$1,176,967	12.6%
Total off-balance sheet items	104,407	569	49,748	(94,799)
Total	$186,112	$66,898	$385,707	$598,175
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.
3	Represents assets that have been posted externally to support the Bank's obligations in day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
6	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).
7	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
8	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
9	Other assets include amounts receivable from brokers, dealers, and clients.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the SCSS, TD also performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 77

TABLE 56: CREDIT RATINGS[1]
As at
October 31, 2017
Rating agency	Short-term debt rating	Senior long-term debt rating	Outlook
Moody's	P-1	Aa2	Negative
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets designed to ensure TD is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank's credit ratings. Severe downgrades could have an impact on liquidity requirements by requiring the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral required as of the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 57: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES[1]
(millions of Canadian dollars)	Average for the years ended
	October 31, 2017	October 31, 2016
One-notch downgrade	$112	$141
Two-notch downgrade	141	168
Three-notch downgrade	382	386
1	The above collateral requirements are based on trading counterparty Credit Support Annex (CSA) and the Bank's credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities.

The following table summarizes the Bank's daily LCR position for the fourth quarter of 2017.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 78

TABLE 58: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(millions of Canadian dollars, except as noted)	Average for the three months ended
	October 31, 2017
	Total unweighted		Total weighted
	value (average)[2]		value (average)[3]
High-quality liquid assets
Total high-quality liquid assets	$	n/a4	$209,086

Cash outflows
Retail deposits and deposits from small business customers, of which:		$420,674	$29,158
Stable deposits[5]		184,410	5,532
Less stable deposits		236,264	23,626
Unsecured wholesale funding, of which:		233,788	112,631
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]		94,611	22,465
Non-operational deposits (all counterparties)		108,482	59,471
Unsecured debt		30,695	30,695
Secured wholesale funding		n/a4	7,377
Additional requirements, of which:		169,792	44,821
Outflows related to derivative exposures and other collateral requirements		26,852	9,940
Outflows related to loss of funding on debt products		7,518	7,518
Credit and liquidity facilities		135,422	27,363
Other contractual funding obligations		9,292	4,160
Other contingent funding obligations[7]		519,342	8,174
Total cash outflows	$	n/a4	$206,321

Cash inflows
Secured lending		$149,433	$15,575
Inflows from fully performing exposures		14,844	7,499
Other cash inflows		9,311	9,311
Total cash inflows		$173,588	$32,385

		Average for the three months ended
		October 31, 2017	July 31, 2017
		Total adjusted	Total adjusted
		value	value
Total high-quality liquid assets[8]		$209,086	$213,024
Total net cash outflows[9]		173,936	172,984
Liquidity coverage ratio		120%	124%

1	The LCR for the quarter ended October 31, 2017, is calculated as an average of the 63 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by OSFI's LAR guideline.
4	Not applicable.
5	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
6	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
7	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the LAR (inflows are capped at 75% of outflows).

The Bank’s average LCR of 120% for quarter ended October 31, 2017, continues to meet the regulatory requirement. The 4% change over the prior quarter's LCR was mainly due to normal balance sheet growth and optimization of the Bank’s surplus liquidity

The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended October 31, 2017, was $209 billion (July 31, 2017 – $213 billion), with level 1 assets representing 80% (July 31, 2017 – 84%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 73% of the Bank's total funding.

TABLE 59: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)	As at
	October 31, 2017	October 31, 2016
P&C deposits – Canadian Retail	$350,446	$324,606
P&C deposits – U.S. Retail	336,302	318,503
Other deposits	99	795
Total	$686,847	$643,904

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 79

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Canadian deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, debt issued in Australia, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank's wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium Term Linked Notes Program ($2 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$40 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion)
HELOC ABS Program (Genesis Trust II) ($7 billion)		UKLA Registered European Medium Term Note Program (US$20 billion)

TD regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the year ended October 31, 2017, was $109.3 billion (October 31, 2016 – $112.4 billion).

TABLE 60: LONG-TERM FUNDING
		As at
Long-term funding by currency	October 31, 2017	October 31, 2016
Canadian dollar	37%	40%
U.S. dollar	42	41
Euro	14	13
British pound	4	3
Other	3	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	53%	53%
Covered bonds	27	26
Mortgage securitization[1]	15	16
Term asset backed securities	5	5
Total	100%	100%
1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly-dependent on large wholesale depositors for funding. The Bank also limits the amount of short-term wholesale funding that can mature within a given time period to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 80

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. The following table represents the various sources of funding obtained as at October 31, 2017, and October 31, 2016, based on remaining term to maturity.

TABLE 61: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
							October 31		October 31
								2017	2016
	Less than	1 to 3	3 to 6	6 months	Up to 1	Over 1 to	Over
	1 month	months	months	to 1 year	year	2 years	2 years	Total	Total
Deposits from banks[1]	$11,653	$4,605	$1,508	$224	$17,990	$–	$–	$17,990	$13,133
Bearer deposit note	2,119	715	786	80	3,700	–	–	3,700	2,814
Certificates of deposit	10,279	21,289	20,539	13,261	65,368	97	–	65,465	54,544
Commercial paper	5,200	5,789	6,686	6,766	24,441	840	–	25,281	21,411
Asset backed commercial paper[2]	–	–	–	–	–	–	–	–	–
Covered bonds	–	–	–	–	–	2,399	26,920	29,319	28,855
Mortgage securitization	52	1,786	1,202	2,681	5,721	4,892	18,220	28,833	30,406
Senior unsecured medium term notes	–	857	9,016	7,026	16,899	12,407	28,264	57,570	60,259
Subordinated notes and debentures[3]	–	–	–	–	–	–	9,528	9,528	10,891
Term asset backed securitization	–	–	1,290	731	2,021	2,419	1,395	5,835	5,469
Other[4]	5,433	2,208	526	262	8,429	3	11	8,443	3,566
Total	$34,736	$37,249	$41,553	$31,031	$144,569	$23,057	$84,338	$251,964	$231,348

Of which:
Secured	$5,485	$3,994	$3,018	$3,674	$16,171	$9,713	$46,546	$72,430	$64,749
Unsecured	29,251	33,255	38,535	27,357	128,398	13,344	37,792	179,534	166,599
Total	$34,736	$37,249	$41,553	$31,031	$144,569	$23,057	$84,338	$251,964	$231,348
1	Includes fixed-term deposits with banks.
2	Represents ABCP issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured) of $8.4 billion (October 31, 2016 – $3.5 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total 2017 mortgage-backed securities issuance was $2.4 billion (2016 – $1.9 billion), and other asset-backed securities was $1.4 billion (2016 – $2 billion). The Bank also issued $8.7 billion of unsecured medium-term notes (2016 – $22.2 billion) and $4.6 billion of covered bonds (2016 – $9.1 billion), in various currencies and markets during the year ended October 31, 2017. This includes unsecured medium-term notes and covered bonds issued but settling subsequent to year end.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On March 22, 2016, the Government of Canada, in its 2016 federal budget, proposed to introduce framework legislation for the bail-in regime along with accompanying enhancements to Canada’s bank resolution toolkit. The regime will provide the Canada Deposit Insurance Corporation (CDIC) with a new statutory power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event such banks become non-viable. The Budget Implementation Act providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in, was passed in June 2016. On June 16, 2017, the Government of Canada published in draft for comment regulations under the CDIC Act and the Bank Act (the Bail-in Regulations) setting forth further details in respect of the bail-in regime. The Bail-in Regulations will come into force 180 days following the publication of the final version of the Bail-in Regulations. On June 16, 2017, OSFI published for comment the draft TLAC guideline setting forth its expectations in respect of D-SIB's minimum capacity to absorb losses. The TLAC guideline sets forth requirements for a risk-based TLAC ratio and a TLAC leverage ratio beginning November 1, 2021.

In October 2014, the BCBS released the final standard for "Basel III: the net stable funding ratio" with an implementation date of January 1, 2018. The net stable funding ratio (NSFR) requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. In March 2017, OSFI provided notification that due to the uncertainty of implementation in key foreign markets, the timeline of domestic NSFR reporting for Canadian institutions has been extended to January 2019. Relevant areas of the LAR guideline have been updated to reflect the implementation delay, with OSFI planning to meet with industry stakeholders in the coming months to discuss NSFR standards as they relate to the Canadian market.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s asset/liability matching or exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non- maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long term funding. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets. The Bank raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the related funding.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 81

TABLE 62: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)									As at
								October 31, 2017
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,971	$–	$–	$–	$–	$–	$–	$–	$–	$3,971
Interest-bearing deposits with banks	49,825	742	13	6	7	–	–	–	592	51,185
Trading loans, securities, and other[1]	721	3,433	3,178	4,090	4,007	9,092	22,611	17,669	39,117	103,918
Derivatives	6,358	7,744	5,016	2,379	2,657	6,790	13,500	11,751	–	56,195
Financial assets designated at fair value through
profit or loss	232	269	402	353	233	370	1,059	897	217	4,032
Available-for-sale securities	652	4,020	1,794	3,867	3,121	15,622	72,964	42,083	2,288	146,411
Held-to-maturity securities	83	824	2,709	2,583	1,874	12,805	22,697	27,788	–	71,363
Securities purchased under reverse repurchase agreements	84,880	33,930	11,433	3,068	1,086	24	8	–	–	134,429
Loans
Residential mortgages	905	2,677	8,869	16,042	13,264	36,284	109,260	34,778	–	222,079
Consumer instalment and other personal	701	1,342	3,329	3,760	3,315	12,902	44,850	25,651	61,251	157,101
Credit card	–	–	–	–	–	–	–	–	33,007	33,007
Business and government	20,255	7,351	7,079	7,155	9,621	14,623	59,870	59,107	15,917	200,978
Debt securities classified as loans	–	15	–	2	16	31	248	2,897	–	3,209
Total loans	21,861	11,385	19,277	26,959	26,216	63,840	214,228	122,433	110,175	616,374
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,783)	(3,783)
Loans, net of allowance for loan losses	21,861	11,385	19,277	26,959	26,216	63,840	214,228	122,433	106,392	612,591
Customers' liability under acceptances	14,822	2,372	96	5	2	–	–	–	–	17,297
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,784	7,784
Goodwill[2]	–	–	–	–	–	–	–	–	16,156	16,156
Other intangibles[2]	–	–	–	–	–	–	–	–	2,618	2,618
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,313	5,313
Deferred tax assets	–	–	–	–	–	–	–	–	2,497	2,497
Amounts receivable from brokers, dealers, and clients	29,971	–	–	–	–	–	–	–	–	29,971
Other assets	2,393	600	1,052	104	99	138	298	140	8,440	13,264
Total assets	$215,769	$65,319	$44,970	$43,414	$39,302	$108,681	$347,365	$222,761	$191,414	$1,278,995
Liabilities
Trading deposits	$10,349	$20,834	$25,071	$7,192	$12,820	$1,494	$1,469	$711	$–	$79,940
Derivatives	5,307	7,230	4,587	2,200	1,981	6,868	11,111	11,930	–	51,214
Securitization liabilities at fair value	4	1,118	139	709	–	1,832	5,966	2,989	–	12,757
Other financial liabilities designated at fair value through
profit or loss	3	3	1	–	–	–	–	1	–	8
Deposits[3,4]
Personal	4,538	6,472	6,424	6,619	6,740	9,487	10,162	65	417,648	468,155
Banks	12,375	4,766	1,354	16	91	3	–	11	7,271	25,887
Business and government	23,899	18,868	15,492	4,488	6,392	15,783	43,465	14,555	195,840	338,782
Total deposits	40,812	30,106	23,270	11,123	13,223	25,273	53,627	14,631	620,759	832,824
Acceptances	14,822	2,372	96	5	2	–	–	–	–	17,297
Obligations related to securities sold short[1]	1,348	3,003	770	624	765	3,948	11,677	11,921	1,426	35,482
Obligations related to securities sold under repurchase
agreements	72,361	11,057	4,826	219	20	64	44	–	–	88,591
Securitization liabilities at amortized cost	48	668	1,062	708	1,264	3,060	6,287	2,979	–	16,076
Amounts payable to brokers, dealers, and clients	32,851	–	–	–	–	–	–	–	–	32,851
Insurance-related liabilities	123	182	294	338	417	926	1,738	1,097	1,660	6,775
Other liabilities[5]	3,548	2,349	1,825	255	1,290	2,934	1,557	813	5,891	20,462
Subordinated notes and debentures	–	–	–	–	–	–	–	9,528	–	9,528
Equity	–	–	–	–	–	–	–	–	75,190	75,190
Total liabilities and equity	$181,576	$78,922	$61,941	$23,373	$31,782	$46,399	$93,476	$56,600	$704,926	$1,278,995
Off-balance sheet commitments
Credit and liquidity commitments[6,7]	$19,208	$15,961	$14,402	$10,536	$7,934	$22,423	$85,183	$3,228	$2,325	$181,200
Operating lease commitments	79	158	236	234	232	881	2,115	3,505	–	7,440
Other purchase obligations	24	102	79	59	52	224	318	–	–	858
Unconsolidated structured entity commitments	696	494	228	266	408	724	–	–	–	2,816
Total off-balance sheet commitments	$20,007	$16,715	$14,945	$11,095	$8,626	$24,252	$87,616	$6,733	$2,325	$192,314
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $29 billion of covered bonds with remaining contractual maturities of $2 billion in 'over 1 to 2 years', $19 billion in 'over 2 to 5 years', and $8 billion in 'over 5 years'.
5	Includes $89 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $26 million in 'over 1 to 2 years', $25 million in 'over 2 to 5 years', and $10 million in 'over 5 years'.
6	Includes $123 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 82

TABLE 62: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)								As at
								October 31, 2016
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,907	$–	$–	$–	$–	$–	$–	$–	$–	$3,907
Interest-bearing deposits with banks	52,081	617	236	199	–	–	–	–	581	53,714
Trading loans, securities, and other[1]	843	2,466	6,685	5,211	3,421	8,069	19,671	15,589	37,302	99,257
Derivatives	5,577	6,938	5,001	3,821	2,680	10,103	19,780	18,342	–	72,242
Financial assets designated at fair value through
profit or loss	41	83	801	353	159	415	1,333	915	183	4,283
Available-for-sale securities	200	1,976	995	1,757	1,593	10,175	48,890	39,916	2,069	107,571
Held-to-maturity securities	560	5,791	3,290	1,065	1,172	8,360	37,182	26,975	–	84,395
Securities purchased under reverse repurchase agreements	56,641	21,541	5,855	1,777	238	–	–	–	–	86,052
Loans
Residential mortgages	772	2,252	4,483	8,598	9,786	52,123	108,256	31,066	–	217,336
Consumer instalment and other personal	438	881	1,934	2,734	3,401	14,724	35,505	24,058	60,856	144,531
Credit card	–	–	–	–	–	–	–	–	31,914	31,914
Business and government	21,293	4,574	7,006	6,581	5,153	16,402	59,765	59,006	14,294	194,074
Debt securities classified as loans	–	68	16	27	10	66	78	1,409	–	1,674
Total loans	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	107,064	589,529
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,873)	(3,873)
Loans, net of allowance for loan losses	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	103,191	585,656
Customers' liability under acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,091	7,091
Goodwill[2]	–	–	–	–	–	–	–	–	16,662	16,662
Other intangibles[2]	–	–	–	–	–	–	–	–	2,639	2,639
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,482	5,482
Deferred tax assets	–	–	–	–	–	–	–	–	2,084	2,084
Amounts receivable from brokers, dealers, and clients	17,436	–	–	–	–	–	–	–	–	17,436
Other assets	2,488	518	686	128	97	150	269	153	8,301	12,790
Total assets	$175,866	$49,751	$37,055	$32,254	$27,711	$120,587	$330,729	$217,429	$185,585	$1,176,967
Liabilities
Trading deposits	$13,002	$14,604	$23,930	$13,070	$12,071	$1,103	$1,226	$780	$–	$79,786
Derivatives	5,526	6,623	4,890	3,066	1,962	8,106	17,779	17,473	–	65,425
Securitization liabilities at fair value	–	594	334	678	226	1,944	4,989	3,725	–	12,490
Other financial liabilities designated at fair value through
profit or loss	73	41	13	25	37	–	–	1	–	190
Deposits[3,4]
Personal	3,846	6,024	7,794	6,038	5,195	9,236	11,915	132	389,052	439,232
Banks	5,741	3,056	231	77	10	3	3	12	8,068	17,201
Business and government	14,654	15,307	8,064	7,563	2,623	19,927	46,952	12,492	189,645	317,227
Total deposits	24,241	24,387	16,089	13,678	7,828	29,166	58,870	12,636	586,765	773,660
Acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Obligations related to securities sold short[1]	1,066	1,118	1,127	1,311	883	3,406	11,239	11,869	1,096	33,115
Obligations related to securities sold under repurchase
agreements	39,986	5,315	2,545	540	507	40	40	–	–	48,973
Securitization liabilities at amortized cost	–	141	481	570	1,108	3,989	8,597	3,032	–	17,918
Amounts payable to brokers, dealers, and clients	17,857	–	–	–	–	–	–	–	–	17,857
Insurance-related liabilities	145	216	313	378	372	974	1,891	1,057	1,700	7,046
Other liabilities[5]	2,960	2,247	1,734	276	196	2,535	2,551	808	6,389	19,696
Subordinated notes and debentures	–	–	–	–	–	–	–	10,891	–	10,891
Equity	–	–	–	–	–	–	–	–	74,214	74,214
Total liabilities and equity	$118,445	$57,332	$51,523	$33,595	$25,191	$51,263	$107,182	$62,272	$670,164	$1,176,967
Off-balance sheet commitments
Credit and liquidity commitments[6,7]	$17,447	$16,756	$12,593	$9,479	$7,409	$19,097	$82,016	$3,484	$2,271	$170,552
Operating lease commitments	80	159	237	235	232	896	2,173	3,943	–	7,955
Other purchase obligations	31	116	61	61	50	180	123	–	–	622
Unconsolidated structured entity commitments	–	1,180	830	395	923	212	–	–	–	3,540
Total off-balance sheet commitments	$17,558	$18,211	$13,721	$10,170	$8,614	$20,385	$84,312	$7,427	$2,271	$182,669
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $29 billion of covered bonds with remaining contractual maturities of $4 billion in 'over 3 months to 6 months', $2 billion in 'over 1 to 2 years', $20 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $115 million of capital lease commitments with remaining contractual maturities of $1 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $28 million in 'over 1 to 2 years', $46 million in 'over 2 to 5 years', and $14 million in 'over 5 years'.
6	Includes $131 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 83

Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital being available in relation to the amount of capital required to carry out the Bank's strategy and/or satisfy regulatory and internal capital adequacy requirements.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Managing capital levels of a financial institution requires that TD holds sufficient capital under all conditions to avoid the risk of breaching minimum capital levels prescribed by regulators.

Who Manages capital adequacy risk

The Board has the ultimate responsibility for overseeing adequacy of capital and capital management. The Board reviews the adherence to capital targets and approves the annual capital plan and the Global Capital Management Policy. The Risk Committee reviews and approves the Capital Adequacy Risk Management Framework and oversees management's actions to maintain an appropriate ICAAP framework, commensurate with the Bank's risk profile. The CRO works to ensure the Bank's ICAAP is effective in meeting capital adequacy requirements.

The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Global Capital Management Policy for effective and prudent management of the Bank's capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital targets.

Enterprise Capital Management within TBSM is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis. Enterprise Capital Management updates the capital forecast and makes recommendations to the ALCO regarding capital issuance, repurchase and redemption. Risk Capital Assessment, within Risk Management, leads the ICAAP and EWST processes. Business segments are responsible for managing to allocated capital limits.

Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other jurisdictions, manage their capital adequacy risk in accordance with applicable regulatory requirements. Capital management policies and procedures of these subsidiaries are also required to conform with those of the Bank. U.S.-regulated subsidiaries of the Bank are required to follow several regulatory guidelines, rules and expectations related to capital planning and stress testing including the U.S. Federal Reserve Board's Regulation YY establishing Enhanced Prudential Standards for Foreign Bank Organizations and the stress test rule and capital plan rule both applicable to U.S. Bank Holding Companies. Refer to the sections on "Future Regulatory Capital Developments", "EWST" and "Top and Emerging Risks That May Affect the Bank and Future Results" for further details.

How TD ManageS capital adequacy Risk

Capital resources are managed in a manner designed to ensure the Bank's capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, ensuring that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The Board approves capital targets that provide a sufficient buffer under stress conditions so that the Bank exceeds minimum capital requirements. The purpose of these capital targets is to reduce the risk of a breach of minimum capital requirements, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before minimum capital requirements are breached. Capital targets are defined in the Global Capital Management Policy.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual RWA and Leverage exposure limits. Capital generation and usage are monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The impacts of the EWST are applied to the capital forecast and are considered in the determination of capital targets.

The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst case unexpected losses over a one-year period.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to ensure capital adequacy through periods of Bank-specific or systemic market stress. The Capital Contingency Plan determines the governance and procedures to be followed if the Bank's consolidated capital levels are forecast to fall below capital targets. It outlines potential management actions that may be taken to prevent such a breach from occurring.

Legal and Regulatory Compliance Risk

Legal and regulatory compliance (LRC) risk is the risk associated with the failure to meet the Bank's legal obligations from legislative, regulatory, or contractual perspectives and the risk associated with failing to obtain and/or enforce contractual commitments from third parties. This includes risks associated with the failure to identify, communicate, and comply with current and changing laws, regulations, rules, regulatory guidance, self-regulatory organization standards, and codes of conduct, including the prudent risk management of Money Laundering or Terrorist Financing Risk, Economic Sanctions, and Bribery and Corruption risk ("LRC requirements"). Potential consequences of failing to mitigate LRC risk include financial loss, regulatory sanctions, and loss of reputation, which could be material to the Bank.

The Bank is exposed to LRC risk in virtually all of our activities. Failure to meet regulatory and legal requirements poses a risk of censure or penalty, may lead to litigation, and puts our reputation at risk. Financial penalties, reputational damage, and other costs associated with legal proceedings, and unfavourable judicial or regulatory judgments or actions may also adversely affect TD's business, results of operations and financial condition. LRC risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. LRC risk can occur as part of the normal course of operating TD's businesses.

Who Manages Legal and regulatory compliance Risk

The proactive and effective management of LRC risk is complex given the breadth and pervasiveness of exposure. The Legal and Regulatory Compliance Risk Management Framework applies enterprise-wide to TD and to all of TD's business segments, and governance, risk, and oversight functions. Each of the Bank's businesses are responsible for compliance with LRC requirements applicable to their jurisdiction and specific business requirements, and for adhering to LRC requirements in their business operations, including setting the appropriate tone for legal and regulatory compliance. This accountability involves assessing the risk, designing, and implementing controls, and monitoring and reporting their ongoing effectiveness to safeguard the businesses from operating outside of TD's risk appetite. The Legal, Compliance, and AML departments, together with the Regulatory Risk (including Regulatory Relationships and Government Affairs) group, provide objective guidance, advice, and oversight with respect to managing LRC risk. Representatives of these groups interact regularly with senior executives of the Bank's businesses. Also, the senior management of the Legal, Compliance, and AML departments have established regular meetings with and reporting to the Audit Committee, which oversees the establishment and maintenance of processes and policies that are designed to ensure the Bank is in compliance with applicable laws and regulations (as well as its own policies). In addition, senior management of the Regulatory Risk group has established periodic reporting to the Board and its committees.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 84

How TD ManageS legal and regulatory compliance Risk

Effective management of LRC risk is a result of enterprise-wide collaboration and requires (a) independent and objective identification and assessment of LRC risk, (b) objective guidance and advisory services to identify, assess, control, and monitor LRC risk, and (c) an approved set of frameworks, policies, procedures, guidelines, and practices. Each of the Legal, Compliance, and AML departments plays a critical role in the management of LRC risk at the Bank. Depending on the circumstances, they play different roles at different times: 'trusted advisor', provider of objective guidance, independent challenge, and oversight and control (including 'gatekeeper' or approver).

In particular, the Compliance department: acts as an independent regulatory compliance and risk management oversight function; assesses the adequacy of, adherence to and effectiveness of the Bank's regulatory compliance management controls; and supports the Chief Compliance Officer in providing an opinion to the Board, as to whether the regulatory compliance management controls are sufficiently robust in achieving compliance with applicable regulatory requirements. The AML department: acts as an independent regulatory compliance and risk management oversight function and is responsible for regulatory compliance and the broader prudential risk management components of AML programs; monitors, evaluates, and reports on AML program controls, design, and execution; and reports on the overall adequacy and effectiveness of the AML programs. In addition, the Compliance and AML departments have developed methodologies and processes to measure and aggregate LRC risks on an ongoing basis as a critical baseline to assess whether TD's internal controls are effective in adequately mitigating LRC risk.

The Legal department acts as an independent provider of legal services and advice, and protects TD from unacceptable legal risk. The Legal department has also developed methodologies for measuring litigation risk for adherence to our Risk Appetite.

Controls employed by the Legal, Compliance, and AML departments (including policies, frameworks, training, and education) support the responsibility of each business to adhere to LRC requirements.

Finally, the Bank's Regulatory Risk groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations and regulatory findings remediation, facilitate regulatory approvals of new products, and advance the public policy objectives of the Bank.

Reputational Risk

Reputational risk is the potential that stakeholder impressions, whether true or not, regarding the Bank's business practices, actions or inactions, will or may cause a significant decline in TD's value, brand, liquidity or customer base, or require costly measures to address.

A company's reputation is a valuable business asset that is essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of negative impressions about TD's business practices and may involve any aspect of the Bank's operations, but usually involves concerns about business ethics and integrity, competence, or the quality or suitability of products and services. As such, reputational risk is not managed in isolation from TD's other major risk categories, as all risk categories can have an impact on reputation, which in turn can impact TD's brand, earnings, and capital.

Who Manages Reputational Risk

Responsibility for managing risks to the Bank's reputation ultimately lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The RRC is the most senior executive committee for the review of reputational risk matters at TD. The mandate of the RRC is to oversee the management of reputational risk within the Bank's risk appetite. Its main accountability is to review and assess business and corporate initiatives and activities where significant reputational risk profiles have been identified and escalated.

At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank's reputation and the management of reputational risk. This means following ethical practices at all times, complying with applicable policies, legislation, and regulations and supporting positive interactions with the Bank's stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance TD's reputation.

HOW TD ManageS REPUTATIONAL RISK

TD's approach to the management of reputational risk combines the experience and knowledge of individual business segments, and governance, risk and oversight functions. It is based on enabling TD's businesses to understand their risks and developing the policies, processes, and controls required to manage these risks appropriately in line with the Bank's strategy and reputational risk appetite. TD's Reputational Risk Management Framework provides a comprehensive overview of the Bank's approach to the management of this risk. Amongst other significant policies, TD's Enterprise Reputational Risk Management Policy is approved by the Group Head and CRO. This Policy sets out the requirements under which business segments and corporate shared services are required to manage reputational risk. These include implementing procedures and designating a business-level committee to review reputational risks and escalating as appropriate to the RRC.

The Bank also has an enterprise-wide New Business and Product Approval Policy that is approved by the Risk Committee and establishes standard practices to be used across TD to support consistent processes for approving new businesses, products and services. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and includes consideration of all aspects of a new product, including reputational risk.

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns, including climate change, and related social risk within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: (1) direct risks associated with the ownership and operation of the Bank's business, which include management and operation of company-owned or managed real estate, fleet, business operations, and associated services; (2) indirect risks associated with environmental performance or environmental events, such as changing climate patterns that may impact the Bank's retail customers and clients to whom TD provides financing or in which TD invests; (3) identification and management of new or emerging environmental regulatory issues; and (4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

Who Manages Environmental Risk

The Executive Vice President and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD's main business segments and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD's business segments are responsible for implementing the environmental strategy and managing associated risks within their units.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 85

How TD ManageS Environmental Risk

TD manages environmental risks within the Environmental Management System (EMS) which consist of two components: an Environmental Policy, and Environmental Procedures and Processes. The Bank's EMS is consistent with the ISO 14001 international standard, which represents industry best practice. The Bank's Environmental Policy reflects the global scope of its environmental activities.

Within the Bank's Environmental Management System, it has identified a number of priority areas and has made voluntary commitments relating to these.

The Bank's environmental metrics, targets, and performance are publicly reported within its annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.

TD applies its Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale and commercial businesses. These procedures include assessment of TD's clients' policies, procedures, and performance on material environmental and related social issues, such as air, land, and water risk, climate risk, biodiversity, stakeholder engagement, and free prior and informed consent (FPIC) of Indigenous peoples. Within Wholesale and Commercial Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. The Bank has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within its annual Corporate Responsibility Report.

TD is a member of the United Nations Environment Programme-Finance Initiative (UNEP-FI), and is participating in a working group consisting of 16 member banks with the objective of piloting the recommendations put forth by the Financial Stability Board's (FSB) Task-Force on Climate-Related Financial Disclosures (TCFD).

TDAM is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UNPRI. In 2015, TD Insurance became a signatory to the United Nations Environment Program Finance Initiative Principles for Sustainable Insurance (UNEP FI-PSI) which provides a global framework for managing environmental, social and governance risks within the insurance industry.

The Bank proactively monitors and assesses policy and legislative developments, and maintains an 'open door' approach with environmental and community organizations, industry associations, and responsible investment organizations.

For more information on TD's environmental policy, management and performance, please refer to the Corporate Responsibility Report, which is available at the Bank's website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

How Risk Is Managed At TD Ameritrade

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's Board, particularly through the latter's Risk and Audit Committees. TD monitors the risk management process at TD Ameritrade through management governance, protocols and interaction guidelines and also participates in TD Ameritrade's Board.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent the Bank requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes, protocols and guidelines are aligned between the Bank and TD Ameritrade to coordinate necessary intercompany information flow. The Bank has designated the Group Head and Chief Financial Officer to have responsibility for the TD Ameritrade investment. The Group President and Chief Executive Officer and the Group Head and Chief Financial Officer have regular meetings with TD Ameritrade's Chief Executive Officer and Chief Financial Officer. In addition to regular communication at the Chief Executive Officer and Chief Financial Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade's operating results and key risks. In addition, certain functions including Internal Audit, Treasury, Finance, and Compliance have relationship protocols that allow for access to and the sharing of information on risk and control issues. TD evaluates risk factors, vendor matters, and business issues as part of TD’s oversight of its investment in TD Ameritrade. As with other material risk issues, where required, material risk issues associated with TD Ameritrade are reported up to TD's Board or an appropriate Board committee.

As required pursuant to the Federal Reserve Board’s "enhanced prudential standards" under Regulation YY, TD’s investment in TD Ameritrade is held by TDGUS, the IHC. The activities and interactions described above are inclusive of those that fulfill TDGUS’ risk management responsibilities under Regulation YY.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries. TD Ameritrade's bylaws, which state that the Chief Executive Officer's appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer attains the broad support of the TD Ameritrade Board, which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD's percentage ownership in TD Ameritrade and certain other exceptions. Currently, the directors the Bank designates serve as members on a number of TD Ameritrade Board committees, including chairing the Audit Committee and the Human Resources and Compensation Committee, as well as serving on the Risk Committee and Corporate Governance Committee.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 86

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Policies and Estimates

The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies and estimates are presented in the Notes of the 2017 Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, and the consolidation of structured entities.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's 2017 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies and significant judgments, estimates, and assumptions under IFRS, refer to Notes 2 and 3 of the Bank's 2017 Consolidated Financial Statements.

Accounting Judgments, Estimates, and Assumptions

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan, including a debt security classified as a loan, is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the incurred but not identified allowance for credit losses.

FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 87

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair value of financial instruments and further details as to how they are measured are provided in Note 5 of the Bank's 2017 Consolidated Financial Statements.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in accumulated other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank's cash-generating units (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

Employee Benefits

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities reflects long-term corporate AA bond yields as of the measurement date. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 88

Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.

Further information on insurance risk assumptions is provided in Note 22.

ACCOUNTING STANDARDS AND POLICIES

Current and Future Changes in Accounting Policies

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount as of the date of adoption, through an adjustment to opening retained earnings. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All D-SIBs, including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9. In December 2015, the BCBS issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline, "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39. In October 2017, the IASB published amendments to IFRS 9 relating to prepayment features with negative compensation. The amendments are to be applied retrospectively to annual reporting periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank with earlier application permitted. The Bank is continuing to assess the impact of the amendments, however they are not expected to have a material impact.

The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan. An Executive Steering Committee was formed with joint leadership from Finance and Risk and with representation from Technology, Internal Audit, and project management teams. A communication plan including progress reporting protocols was established with regular updates provided to the Executive Steering Committee on key decisions. IFRS 9 overview sessions were held at various levels within the Bank, including the Audit and Risk Committees of the Board.

The Bank enhanced its governance framework and established a dedicated committee to review, challenge, and approve key areas of judgment and assumptions used in forecasting multiple economic scenarios and associated probabilities upon adoption of IFRS 9. The committee includes representation from Risk Management, Finance, and TD Economics.

The key responsibilities of the project include defining IFRS 9 risk methodology and accounting policy, identifying data and system requirements, and developing an appropriate operating model and governance framework. Controls surrounding IFRS 9 processes continue to be developed and refined. The Bank's implementation plan includes the following phases: (a) Initiation and Planning; (b) Detailed Assessment; (c) Design and Solution Development; and (d) Implementation, with work streams focused on each of the three required sections of IFRS 9 noted above as well as Reporting and Disclosures. Implementation of the impairment solution is substantially complete.

As at October 31, 2017, the Bank's current estimate of the adoption of IFRS 9, subject to refinement, is an overall reduction to Shareholders' Equity of approximately $36 million, of which $96 million is attributable to the adoption of the expected credit loss methodology, partially offset by $60 million due to classification and measurement changes. Based on the current regulatory requirements, the expected impact to CET1 capital is a decrease of 15 bps almost exclusively due to the Basel I regulatory floor.

The following is a summary of the new accounting concepts and project status under IFRS 9:

Classification and Measurement

Financial assets will be classified based on the Bank's business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 89

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9, except for financial liabilities measured at fair value through profit or loss when classified as held for trading or designated using the fair value option. When the fair value option is elected, the Bank will be required to recognize the change in the fair value of the financial liability arising from changes in the Bank's own credit risk in other comprehensive income.

The Bank has defined its significant business models and has assessed the cash flow characteristics for all financial assets under the scope of IFRS 9. The classification and measurement of financial assets remain largely unchanged under IFRS 9, except for equity securities that are required to be measured at fair value under IFRS 9.

Impairment

Expected Credit Loss Model

IFRS 9 introduces a new impairment model based on ECL which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. If there is no objective evidence of impairment for an individual loan, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment losses incurred but not identified. Under IFRS 9, ECL will be recognized in profit or loss before a loss event has occurred, which could result in earlier recognition of credit losses compared to the current model.

The expected credit loss model requires the recognition of impairment at an amount equal to the probability-weighted 12-month ECL or lifetime ECL depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. If a significant increase in credit risk has occurred since initial recognition, then impairment is measured as lifetime ECL otherwise 12-month ECL are measured, which represent the portion of lifetime ECL that are expected to occur based on default events that are possible within 12 months after the reporting date. IFRS 9 introduces the rebuttable presumption that credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due. The Bank does not expect to rebut this presumption. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance will revert back to being measured based on 12-month ECL. The movement between 12-month and lifetime ECL and incorporation of forward-looking information may increase the volatility of provisions across the product groups, under IFRS 9 compared to IAS 39. The IFRS 9 model consists of three stages: Stage 1 – 12-month ECL for performing instruments, Stage 2 – Lifetime ECL for performing instruments that have experienced a significant increase in credit risk, and Stage 3 – Lifetime ECL for non-performing financial assets. The Stage 3 population is expected to largely align with the impaired population under IAS 39 and the write-off policy is expected to remain the same.

Measurement of Expected Credit Losses

ECL will be measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and will consider reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that impact the Bank's credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment and the Bank's contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank's exposure to credit losses to the contractual notice period, ECL will be measured over the period the Bank is exposed to credit risk. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant. Examples of relevant macroeconomic factors include unemployment rates, housing price index, interest rates, and gross domestic product.

IFRS 9 requires ECL to be recognized in a way that reflects an unbiased and probability-weighted amount determined by evaluating a range of possible outcomes. While entities are not expected to consider every possible scenario, the scenarios considered should reflect a representative sample of possible outcomes. When there is a non-linear relationship between the different forward-looking scenarios and the associated change in ECL, using a single forward-looking scenario will not meet the objectives of IFRS 9. Economic forecasts must consider internal and external information and be consistent with the forward-looking information used for other purposes such as budgeting and forecasting. The scenarios must be representative and not biased to extreme scenarios. Parameter coherence is considered in each scenario so that it is realistic. The scenarios considered must take into account key drivers of ECL, particularly non-linearity and asymmetric sensitivities within portfolios to estimate effects of changes in parameters on ECL.

The Bank will incorporate three forward-looking macroeconomic scenarios from TD Economics in its ECL process: a base scenario, an upside scenario, and a downside scenario. The base scenario will be updated quarterly. Upside and downside scenarios will be generated quarterly using realistically possible outcomes that are statistically derived relative to the base scenario based on historical distribution. TD Economics will apply judgment to determine and recommend probability weights to each scenario on a quarterly basis. The proposed macroeconomic scenarios and probability weightings will be subject to robust management review by the added governance committee overseeing forecasting multiple economic scenarios and associated probabilities mentioned above. ECL calculated under each of the three approved scenarios is applied against the respective probability weightings to determine the probability-weighted ECL.

Assessment of Significant Increase in Credit Risk

For retail exposures, significant increase in credit risk will be assessed based on changes in the 12-month probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables. Criteria for assessing significant increase in credit risk are defined at the product or portfolio level and vary based on the exposure’s origination credit risk. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met. Exposures are considered credit-impaired when they are 90 days or more past due. ECL will be calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial instrument and discounted to the reporting date.

For non-retail exposures, significant increase in credit risk will be assessed based on changes in the internal risk rating (borrower risk rating or "BRR") since initial recognition, using a combination of historical, current, and forward-looking information specific to the borrower, industry, and sector. Criteria for assessing significant increase in credit risk are defined at the portfolio level and vary based on the internal risk rating of the exposure at origination. Criteria include relative changes in internal risk rating, absolute risk rating backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met. Default is defined as BRR 9 for non-retail exposures. ECL will be calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Similar to IAS 39, ECL for significant non-retail impaired exposures will be measured individually.

Incorporation of Experienced Credit Judgment

Management will exercise experienced credit judgment in assessing if an exposure has experienced significant increase in credit risk and in determining the amount of expected credit losses at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 90

Comparison of Regulatory Expected Loss Model and IFRS 9 Expected Credit Loss Model

The IFRS 9 expected credit loss calculation will leverage where appropriate the Bank’s existing expected loss model parameters used for regulatory capital purposes including PD, LGD, and EAD with adjustments as required to comply with the IFRS 9 requirements. The main differences are summarized in the following chart:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle 12-month PD based on the long run average of a full economic cycle. The default backstop is generally 90 days past due.	Point-in-time 12-month or lifetime PD based on historical experience, current conditions and relevant forward looking expectations. The default backstop will generally be 90 days past due.
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors. Both direct and indirect collection costs are considered.	Expected LGD based on historical charge-off events and recovery payments, current information about attributes specific to borrower, and direct costs. Macroeconomic variables and expected cash flows from credit enhancements will be incorporated as appropriate and excludes undue conservatism and floors.
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance.	EAD represents the expected balance at default across the lifetime horizon and conditional on forward looking expectations.
Other		Expected credit losses are discounted from the default date to the reporting date.

Capital Impact

In October 2016, the BCBS issued a discussion paper, "Regulatory treatment of accounting provisions", which provides policy options for long-term regulatory treatment of provisions. In March 2017, the BCBS issued "Regulatory treatment of accounting provisions – interim approach and transitional arrangements". This standard retains, for an interim period, the current regulatory treatment of accounting provisions under the standardized and internal ratings-based approaches and also provides potential transitional arrangements. The Bank is awaiting final guidance from OSFI as it relates to the BCBS standard. In August 2017, OSFI released for public consultation revisions to the CAR guideline for implementation in the first quarter of 2018.

Based on the current regulatory requirements, the expected impact to CET1 capital is a decrease of 15 bps almost exclusively due to the Basel I regulatory floor. The IFRS 9 impact from the adoption of the expected credit loss methodology is offset by the decrease in the shortfall deduction and by the IFRS 9 classification and measurement impact.

Scope

The new impairment model will apply to all financial assets measured at amortized cost or FVOCI with the most significant impact on loan assets. The model will also apply to loan commitments and financial guarantees that are not measured at fair value through profit or loss.

IFRS 9 Impairment Program

The Bank has defined the functional requirements for the calculation of ECL and has integrated the end-to-end technology solution for tracking credit migration under the new ECL model as well as the impact to forecasting economic variables, risk parameters, and credit risk modelling processes. During fiscal 2017, the Bank developed, tested, and validated its new impairment models and related processes and controls, and assessed the quantitative impact of applying the ECL approach. The Bank also updated its accounting and risk policies, implemented changes to financial reporting systems and processes and is developing its first quarter of 2018 transitional disclosures. The Bank will continue to develop and implement remaining financial and regulatory disclosures related to IFRS 9 in fiscal 2018.

General Hedge Accounting

IFRS 9 introduces a new general hedge accounting model which better aligns accounting with risk management activities. The new standard permits a wider range of qualifying hedged items and hedged risks as well as types of hedging instruments. Effectiveness testing will have an increased focus on establishing an economic relationship, achieving a target hedge ratio and monitoring credit risk exposures. Voluntary discontinuation of hedging relationships is no longer permitted except in limited circumstances based on the risk management objectives of hedge strategies. The Bank has an accounting policy choice to adopt the new general hedge accounting model under IFRS 9 or continue to apply the hedge accounting requirements under IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and has enhanced the qualitative hedge accounting disclosures ahead of the required IFRS 7 related amendments.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank plans to apply the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of November 1, 2018. The Bank is continuing to assess the impact of the new standard on its financial statements, including the presentation of certain revenue and expense items, the timing and measurement of revenue recognition, as well as additional qualitative and quantitative disclosures. The Bank does not currently expect a significant impact as a result of adopting the new standard.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 91

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases (IAS 17), introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and are to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts. IFRS 17 establishes a new model for recognizing and measuring insurance policy obligations, premium revenue, and claims-related expenses, as well as providing guidance on presentation and disclosure. IFRS 17 will be effective for the Bank's annual period beginning November 1, 2021. The Bank is currently assessing the impact of adopting this standard.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2017. Based on that evaluation, except as outlined in the "Limitation on Scope of Design" below, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2017.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment, except as outlined in the "Limitation on Scope of Design" below, management has concluded that as at October 31, 2017, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2017. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2017.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2017, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

LIMITATION ON SCOPE OF DESIGN

Management has limited the scope of the design of the Bank’s disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of Scottrade Bank, the results of which are included in the 2017 Consolidated Financial Statements of the Bank since the acquisition date of September 18, 2017. The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of DC&P (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. Scottrade Bank constituted less than 2% of the total consolidated assets as at October 31, 2017 and less than 1% of the total consolidated net income for the year ended October 31, 2017. Additional information relating to Scottrade Bank is provided in the "Significant Events in 2017" section.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 92

Additional Financial Information

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 63: INVESTMENT PORTFOLIO – Securities Maturity Schedule[1,2]
(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total		Total
							October 31	October 31	October 31
							2017	2016	2015
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Federal
Fair value	$3,307	$7,712	$4,127	$595	$484	$–	$16,225	$14,717	$14,431
Amortized cost	3,309	7,685	4,112	590	504	–	16,200	14,671	14,450
Yield	1.72%	1.80%	2.07%	2.47%	2.67%	–%	1.91%	1.79%	1.48%
Provinces
Fair value	946	1,839	1,655	3,473	9	–	7,922	7,851	7,185
Amortized cost	944	1,828	1,637	3,442	8	–	7,859	7,871	7,233
Yield	2.06%	2.49%	2.76%	2.97%	4.44%	–%	2.71%	2.73%	1.98%
U.S. federal government debt
Fair value	–	7,063	17,433	2,762	–	–	27,258	23,892	10,636
Amortized cost	–	7,020	17,312	2,755	–	–	27,087	23,929	10,711
Yield	–%	1.07%	1.76%	1.74%	–%	–%	1.58%	1.57%	1.81%
U.S. states, municipalities and agencies
Fair value	253	4,109	1,706	2,628	12,326	–	21,022	10,581	11,949
Amortized cost	252	4,045	1,671	2,629	12,398	–	20,995	10,448	11,815
Yield	2.18%	2.07%	2.44%	2.22%	2.16%	–%	2.17%	1.78%	1.73%
Other OECD government-guaranteed debt
Fair value	4,178	7,495	8,889	560	–	–	21,122	15,509	11,655
Amortized cost	4,180	7,473	8,851	563	–	–	21,067	15,574	11,713
Yield	0.07%	1.38%	1.87%	2.26%	–%	–%	1.35%	1.48%	1.26%
Canadian mortgage-backed securities
Fair value	1,185	1,935	5,556	136	–	–	8,812	4,949	4,060
Amortized cost	1,179	1,924	5,518	136	–	–	8,757	4,916	4,021
Yield	2.29%	1.67%	1.61%	1.70%	–%	–%	1.72%	1.72%	2.01%
Other debt securities
Asset-backed securities
Fair value	1,157	4,592	9,017	6,821	8,394	–	29,981	18,593	16,762
Amortized cost	1,158	4,592	8,984	6,768	8,377	–	29,879	18,665	16,921
Yield	1.09%	1.50%	1.64%	2.21%	2.07%	–%	1.85%	1.49%	1.28%
Non-agency CMO
Fair value	–	–	–	–	1,715	–	1,715	625	916
Amortized cost	–	–	–	–	1,706	–	1,706	624	921
Yield	–%	–%	–%	–%	2.51%	–%	2.51%	1.63%	2.13%
Corporate and other debt
Fair value	1,963	2,995	2,928	1,882	22	–	9,790	8,286	8,765
Amortized cost	1,955	2,973	2,905	1,890	30	–	9,753	8,229	8,770
Yield	2.41%	2.62%	2.48%	2.31%	1.19%	–%	2.48%	2.80%	2.96%
Equity securities
Common shares
Fair value	–	–	–	–	–	1,922	1,922	2,054	1,858
Amortized cost	–	–	–	–	–	1,821	1,821	1,934	1,770
Yield	–%	–%	–%	–%	–%	2.88%	2.88%	1.94%	5.42%
Preferred shares
Fair value	–	–	–	–	–	365	365	186	114
Amortized cost	–	–	–	–	–	313	313	168	112
Yield	–%	–%	–%	–%	–%	4.44%	4.44%	4.37%	4.33%
Debt securities reclassified from
trading
Fair value	1	–	–	203	73	–	277	328	451
Amortized cost	1	–	–	187	62	–	250	301	420
Yield	7.92%	–%	–%	5.72%	4.84%	–%	5.51%	6.01%	6.84%
Total available-for-sale securities
Fair value	$12,990	$37,740	$51,311	$19,060	$23,023	$2,287	$146,411	$107,571	$88,782
Amortized cost	12,978	37,540	50,990	18,960	23,085	2,134	145,687	107,330	88,857
Yield	1.32%	1.66%	1.86%	2.28%	2.16%	3.11%	1.88%	1.78%	1.89%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	As at October 31, 2017, includes securities issued by Government of Japan of $8.9 billion (as at October 31, 2016, includes securities issued by Federal Republic of Germany of $9.8 billion), where the book value was greater than 10% of the shareholders' equity.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 93

TABLE 63: INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)[1,2]
(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total		Total
							October 31	October 31	October 31
							2017	2016	2015
Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal
Fair value	$–	$661	$–	$–	$–	$–	$661	$812	$983
Amortized cost	–	661	–	–	–	–	661	802	974
Yield	–%	1.87%	–%	–%	–%	–%	1.87%	1.84%	1.78%
U.S. federal government and agencies debt
Fair value	–	–	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%	–%	–%
U.S. states, municipalities and agencies
Fair value	1,524	4,920	5,214	8,578	2,181	–	22,417	22,119	18,847
Amortized cost	1,527	4,930	5,195	8,673	2,206	–	22,531	21,845	18,648
Yield	1.71%	1.92%	2.38%	2.19%	2.30%	–%	2.15%	2.03%	2.03%
Other OECD government-guaranteed debt
Fair value	4,553	11,187	5,468	1,421	–	–	22,629	28,923	24,265
Amortized cost	4,528	11,076	5,410	1,417	–	–	22,431	28,643	24,045
Yield	0.64%	0.27%	0.66%	0.12%	–%	–%	0.43%	0.29%	0.57%
Other debt securities
Other issuers
Fair value	2,024	5,641	2,624	1,222	14,208	–	25,719	33,133	30,647
Amortized cost	2,018	5,622	2,609	1,212	14,279	–	25,740	33,105	30,783
Yield	1.79%	1.56%	1.00%	1.55%	2.35%	–%	2.10%	1.81%	1.50%
Total held-to-maturity securities
Fair value	$8,101	$22,409	$13,306	$11,221	$16,389	$–	$71,426	$84,987	$74,742
Amortized cost	8,073	22,289	13,214	11,302	16,485	–	71,363	84,395	74,450
Yield	1.13%	1.01%	1.40%	1.86%	2.34%	–%	1.59%	1.35%	1.33%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2

As at October 31, 2017, includes securities issued by Government of Japan of $8.9 billion (as at October 31, 2016, includes securities issued by Federal Republic of Germany of $9.8 billion), where the book value was greater than 10% of the shareholders' equity.

3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 94

TABLE 64: LOAN PORTFOLIO – Maturity Schedule
(millions of Canadian dollars)								As at
	Remaining term to maturity
	Under	1 to 5	Over
	1 year	years	5 years	Total				Total
			October 31		October 31	October 31	October 31	October 31
				2017	2016	2015	2014	2013
Canada
Residential mortgages	$41,018	$145,466	$3,841	$190,325	$189,299	$185,009	$175,125	$164,389
Consumer instalment and other personal
HELOC	46,326	28,584	27	74,937	65,068	61,317	59,568	61,581
Indirect Auto	590	10,872	10,820	22,282	20,577	19,038	16,475	14,666
Other	15,698	947	710	17,355	16,456	16,075	16,116	15,193
Credit card	18,028	–	–	18,028	18,226	17,941	17,927	15,288
Total personal	121,660	185,869	15,398	322,927	309,626	299,380	285,211	271,117
Real estate
Residential	6,480	7,241	4,260	17,981	16,001	14,862	14,604	13,685
Non-residential	8,363	2,790	1,679	12,832	12,780	11,330	9,768	8,153
Total real estate	14,843	10,031	5,939	30,813	28,781	26,192	24,372	21,838
Total business and government
(including real estate)	64,241	23,623	9,169	97,033	91,054	84,155	71,814	64,272
Total loans – Canada	185,901	209,492	24,567	419,960	400,680	383,535	357,025	335,389
United States
Residential mortgages	738	69	30,653	31,460	27,662	26,922	23,335	20,945
Consumer instalment and other personal
HELOC	10,483	138	1,813	12,434	13,208	13,334	11,665	10,607
Indirect Auto	358	16,852	11,972	29,182	28,370	24,862	18,782	16,323
Other	151	352	343	846	745	693	615	533
Credit card	14,972	–	–	14,972	13,680	12,274	7,637	6,900
Total personal	26,702	17,411	44,781	88,894	83,665	78,085	62,034	55,308
Real estate
Residential	1,387	2,904	3,025	7,316	6,852	5,691	4,294	3,470
Non-residential	2,824	10,479	8,860	22,163	21,675	18,317	14,037	12,084
Total real estate	4,211	13,383	11,885	29,479	28,527	24,008	18,331	15,554
Total business and government
(including real estate)	22,622	48,985	47,743	119,350	116,713	97,217	69,417	55,000
Total loans – United States	49,324	66,396	92,524	208,244	200,378	175,302	131,451	110,308
Other International
Personal	14	–	–	14	16	5	9	10
Business and government	816	763	–	1,579	1,513	1,978	2,124	2,240
Total loans – Other international	830	763	–	1,593	1,529	1,983	2,133	2,250
Other loans
Debt securities classified as loans	32	279	2,898	3,209	1,674	2,187	2,695	3,744
Acquired credit-impaired loans	481	–	184	665	974	1,414	1,713	2,485
Total other loans	513	279	3,082	3,874	2,648	3,601	4,408	6,229
Total loans	$236,568	$276,930	$120,173	$633,671	$605,235	$564,421	$495,017	$454,176

TABLE 65: LOAN PORTFOLIO – Rate Sensitivity
(millions of Canadian dollars)										As at
	October 31, 2017		October 31, 2016		October 31, 2015		October 31, 2014		October 31, 2013
	1 to	Over	1 to	Over	1 to	Over	1 to	Over	1 to	Over
	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Fixed rate	$197,483	$84,080	$212,257	$82,507	$176,316	$66,949	$155,614	$59,555	$158,435	$45,395
Variable rate	79,447	36,093	85,139	34,260	72,663	32,208	73,672	24,991	60,401	23,065
Total	$276,930	$120,173	$297,396	$116,767	$248,979	$99,157	$229,286	$84,546	$218,836	$68,460

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 95

The changes in the Bank's allowance for credit losses for the years ended October 31 are shown in the following table.

TABLE 66: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)	2017	2016	2015	2014	2013
Allowance for loan losses – Balance at beginning of year	$3,873	$3,434	$3,028	$2,855	$2,644
Provision for credit losses	2,216	2,330	1,683	1,557	1,631
Write-offs
Canada
Residential mortgages	22	18	23	21	20
Consumer instalment and other personal
HELOC	11	11	13	13	18
Indirect Auto	337	334	224	207	160
Other	216	221	218	234	274
Credit card	595	623	638	582	543
Total personal	1,181	1,207	1,116	1,057	1,015
Real estate
Residential	1	3	4	1	2
Non-residential	2	2	3	3	3
Total real estate	3	5	7	4	5
Total business and government (including real estate)	75	107	74	109	104
Total Canada	1,256	1,314	1,190	1,166	1,119
United States
Residential mortgages	19	22	16	17	33
Consumer instalment and other personal
HELOC	39	38	47	43	65
Indirect Auto	315	232	206	232	231
Other	152	121	101	79	74
Credit card	777	530	454	288	56
Total personal	1,302	943	824	659	459
Real estate
Residential	3	3	5	12	16
Non-residential	6	11	22	18	59
Total real estate	9	14	27	30	75
Total business and government (including real estate)	91	76	124	117	191
Total United States	1,393	1,019	948	776	650
Other International
Personal	–	–	–	–	–
Business and government	–	–	–	–	–
Total other international	–	–	–	–	–
Other loans
Debt securities classified as loans	9	14	13	5	11
Acquired credit-impaired loans[1,2]	1	4	6	20	38
Total other loans	10	18	19	25	49
Total write-offs against portfolio	2,659	2,351	2,157	1,967	1,818
Recoveries
Canada
Residential mortgages	2	1	1	5	3
Consumer instalment and other personal
HELOC	1	–	2	5	2
Indirect Auto	90	91	78	138	35
Other	41	52	58	60	55
Credit card	98	118	124	109	101
Total personal	232	262	263	317	196
Real estate
Residential	1	1	1	1	1
Non-residential	–	3	1	2	1
Total real estate	1	4	2	3	2
Total business and government (including real estate)	20	27	33	29	28
Total Canada	252	289	296	346	224
United States
Residential mortgages	4	9	11	10	17
Consumer instalment and other personal
HELOC	11	5	5	5	4
Indirect Auto	100	85	83	12	64
Other	24	26	23	20	22
Credit card	154	114	113	60	5
Total personal	293	239	235	107	112
Real estate
Residential	2	4	9	14	8
Non-residential	8	4	9	15	10
Total real estate	10	8	18	29	18
Total business and government (including real estate)	58	54	50	73	49
Total United States	351	293	285	180	161
Other International
Personal	–	–	–	–	–
Business and government	–	–	1	–	–
Total other international	–	–	1	–	–
Other loans
Debt securities classified as loans	–	–	–	–	–
Acquired credit-impaired loans[1,2]	22	20	19	7	9
Total other loans	22	20	19	7	9
Total recoveries on portfolio	625	602	601	533	394
Net write-offs	(2,034)	(1,749)	(1,556)	(1,434)	(1,424)
Disposals	(83)	(2)	(3)	–	(41)
Foreign exchange and other adjustments	(122)	47	321	112	46
Total allowance for credit losses	3,850	4,060	3,473	3,090	2,856
Less: Allowance for off-balance sheet positions[3]	67	187	39	62	1
Allowance for loan losses – Balance at end of year	$3,783	$3,873	$3,434	$3,028	$2,855
Ratio of net write-offs in the period to average loans outstanding	0.33%	0.30%	0.30%	0.31%	0.33%
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in Note 8 of the Bank's 2017 Consolidated Financial Statements.
3	The allowance for credit losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 96

TABLE 67: AVERAGE DEPOSITS
(millions of Canadian dollars, except as noted)					For the years ended
	October 31, 2017			October 31, 2016			October 31, 2015
		Total			Total			Total
	Average	interest	Average	Average	interest	Average	Average	interest	Average
	balance	expense	rate paid	balance	expense	rate paid	balance	expense	rate paid
Deposits booked in Canada[1]
Non-interest bearing demand deposits	$11,201	$–	–%	$3,674	$–	–%	$6,685	$–	–%
Interest bearing demand deposits	57,521	648	1.13	58,124	521	0.90	45,081	570	1.26
Notice deposits	209,939	321	0.15	189,018	249	0.13	172,124	306	0.18
Term deposits	176,345	2,730	1.55	168,393	2,359	1.40	146,714	2,112	1.44
Total deposits booked in Canada	455,006	3,699	0.81	419,209	3,129	0.75	370,604	2,988	0.81

Deposits booked in the United States
Non-interest bearing demand deposits	10,405	–	–	9,969	–	–	8,723	–	–
Interest bearing demand deposits	3,152	11	0.35	3,945	7	0.18	2,812	4	0.14
Notice deposits	298,639	1,695	0.57	277,744	921	0.33	239,078	842	0.35
Term deposits	79,090	973	1.23	70,290	522	0.74	94,016	313	0.33
Total deposits booked in the United States	391,286	2,679	0.68	361,948	1,450	0.40	344,629	1,159	0.34

Deposits booked in the other international
Non-interest bearing demand deposits	(7)	–	–	54	–	–	55	–	–
Interest bearing demand deposits	1,442	3	0.21	1,918	4	0.21	1,874	5	0.27
Notice deposits	–	–	–	–	–	–	2	–	–
Term deposits	28,153	234	0.83	27,132	175	0.64	17,042	90	0.53
Total deposits booked in other international	29,588	237	0.80	29,104	179	0.62	18,973	95	0.50
Total average deposits	$875,880	$6,615	0.76%	$810,261	$4,758	0.59%	$734,206	$4,242	0.58%
1	As at October 31, 2017, deposits by foreign depositors in TD's Canadian bank offices amounted to $37 billion (October 31, 2016 – $17 billion, October 31, 2015 – $13 billion).

TABLE 68: DEPOSITS – Denominations of $100,000 or greater[1]
(millions of Canadian dollars)					As at
	Remaining term to maturity
	Within 3	3 months to	6 months to	Over 12
	months	6 months	12 months	months	Total
	October 31, 2017
Canada	$41,862	$19,392	$20,623	$79,649	$161,526
United States	34,955	15,607	11,821	1,390	63,773
Other international	20,037	9,058	3,714	–	32,809
Total	$96,854	$44,057	$36,158	$81,039	$258,108

	October 31, 2016
Canada	$32,237	$10,607	$13,721	$83,304	$139,869
United States	23,027	13,450	17,760	2,547	56,784
Other international	16,033	10,582	7,297	10	33,922
Total	$71,297	$34,639	$38,778	$85,861	$230,575

	October 31, 2015
Canada	$31,147	$4,234	$20,715	$64,989	$121,085
United States	28,018	27,687	14,672	2,545	72,922
Other international	10,222	4,976	4,168	–	19,366
Total	$69,387	$36,897	$39,555	$67,534	$213,373
1	Deposits in Canada, U.S., and Other international include wholesale and retail deposits.

TABLE 69: SHORT-TERM BORROWINGS
(millions of Canadian dollars, except as noted)			As at
	October 31	October 31	October 31
	2017	2016	2015
Obligations related to securities sold under repurchase agreements
Balance at year-end	$88,591	$48,973	$67,156
Average balance during the year	76,136	65,511	75,082
Maximum month-end balance	88,986	70,415	74,669
Weighted-average rate at October 31	0.87%	0.38%	0.25%
Weighted-average rate during the year	0.92	0.51	0.37

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 97

TABLE 70: NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1,2]
(millions of Canadian dollars, except as noted)			2017			2016			2015
	Average		Average	Average		Average	Average		Average
	balance	Interest[3]	rate	balance	Interest[3]	rate	balance	Interest[3]	rate
Interest-earning assets
Interest-bearing deposits with Banks
Canada	$5,629	$21	0.37%	$6,716	$16	0.24%	$4,738	$15	0.32%
U.S.	42,899	405	0.94	38,658	187	0.48	40,684	107	0.26
Securities
Trading
Canada	47,985	1,332	2.78	45,102	1,187	2.63	50,234	1,297	2.58
U.S.	20,186	403	2.00	22,605	401	1.77	23,790	454	1.91
Non-trading
Canada	48,109	949	1.97	41,531	614	1.48	31,639	479	1.51
U.S.	130,611	2,378	1.82	112,147	1,802	1.61	90,552	1,525	1.68
Securities purchased under reverse
repurchase agreements
Canada	33,725	371	1.10	42,981	254	0.59	39,384	249	0.63
U.S.	43,087	496	1.15	31,824	189	0.59	36,074	78	0.22
Loans
Residential mortgages[4]
Canada	200,251	4,916	2.45	197,925	4,726	2.39	188,048	4,924	2.62
U.S.	27,982	1,041	3.72	27,331	1,029	3.76	26,336	984	3.74
Consumer instalment and other personal
Canada	106,614	4,704	4.41	97,881	4,604	4.70	93,943	4,600	4.90
U.S.	41,263	1,455	3.53	40,471	1,285	3.18	35,609	1,144	3.21
Credit card
Canada	18,571	2,270	12.22	18,414	2,223	12.07	18,096	2,235	12.35
U.S.	13,771	2,213	16.07	12,598	1,999	15.87	8,778	1,450	16.52
Business and government[4]
Canada	80,673	2,187	2.71	71,869	1,929	2.68	62,879	1,759	2.80
U.S.	112,416	3,795	3.38	105,929	3,348	3.16	85,553	2,730	3.19
International	88,963	896	1.01	77,001	767	1.00	77,467	800	1.03
Total interest-earning assets	$1,062,735	$29,832	2.81%	$990,983	$26,560	2.68%	$913,804	$24,830	2.72%

Interest-bearing liabilities
Deposits
Personal
Canada	$208,174	$983	0.47%	$193,643	$974	0.50%	$181,101	$1,158	0.64%
U.S.	237,123	281	0.12	206,813	218	0.11	178,287	218	0.12
Banks[5]
Canada	12,323	71	0.58	11,601	55	0.47	8,907	34	0.38
U.S.	9,467	115	1.21	6,514	47	0.72	11,764	32	0.27
Business and government[5,6]
Canada	234,509	2,645	1.13	213,965	2,100	0.98	180,596	1,796	0.99
U.S.	144,696	2,283	1.58	148,621	1,185	0.80	154,578	909	0.59
Subordinated notes and debentures	9,045	391	4.32	8,769	395	4.50	7,953	390	4.90
Obligations related to securities sold short
and under repurchase agreements
Canada	34,719	540	1.56	45,098	412	0.91	46,340	450	0.97
U.S.	56,587	696	1.23	47,654	346	0.73	47,835	186	0.39
Securitization liabilities[7]	29,761	472	1.59	32,027	452	1.41	34,968	593	1.70
Other liabilities
Canada	5,306	92	1.73	4,225	82	1.94	4,889	79	1.62
U.S.	34	4	11.76	35	4	11.43	33	4	12.06
International[5]	48,780	412	0.84	45,579	367	0.81	35,693	257	0.72
Total interest-bearing liabilities	$1,030,524	$8,985	0.87%	$964,544	$6,637	0.69%	$892,944	$6,106	0.68%
Total net interest income on average
earning assets	$1,062,735	$20,847	1.96%	$990,983	$19,923	2.01%	$913,804	$18,724	2.05%
1	Net interest income includes dividends on securities.
2	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
4	Includes average trading loans of $12 billion (2016 – $11 billion, 2015 – $10 billion).
5	Includes average trading deposits with a fair value of $87 billion (2016 – $77 billion, 2015 – $71 billion).
6	Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts (IDA) of $1.5 billion (2016 – $1.2 billion, 2015 – $1.1 billion).
7	Includes average securitization liabilities at fair value of $13 billion (2016 – $12 billion, 2015 – $11 billion) and average securitization liabilities at amortized cost of $17 billion (2016 –$20 billion, 2015 – $24 billion).

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The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/ interest rate variance have been allocated to average interest rate.

TABLE 71: ANALYSIS OF CHANGE IN NET INTEREST INCOME[1,2]
(millions of Canadian dollars)	2017 vs. 2016			2016 vs. 2015
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Interest-earning assets
Interest-bearing deposits with banks
Canada	$(3)	$8	$5	$7	$(6)	$1
U.S.	21	197	218	(5)	85	80
Securities
Trading
Canada	75	70	145	(132)	22	(110)
U.S.	(43)	45	2	(23)	(30)	(53)
Non-trading
Canada	97	238	335	150	(15)	135
U.S.	297	279	576	364	(87)	277
Securities purchased under reverse
repurchase agreements
Canada	(55)	172	117	22	(17)	5
U.S.	67	240	307	(10)	121	111
Loans
Residential mortgages
Canada	56	134	190	259	(457)	(198)
U.S.	25	(13)	12	37	8	45
Consumer instalment and other personal
Canada	411	(311)	100	193	(189)	4
U.S.	25	145	170	156	(15)	141
Credit card
Canada	19	28	47	39	(51)	(12)
U.S.	186	28	214	631	(82)	549
Business and government
Canada	236	22	258	251	(81)	170
U.S.	205	242	447	651	(33)	618
International	49	80	129	25	(58)	(33)
Total interest income	$1,668	$1,604	$3,272	$2,615	$(885)	$1,730

Interest-bearing liabilities
Deposits
Personal
Canada	$73	$(64)	$9	$80	$(264)	$(184)
U.S.	32	31	63	35	(35)	–
Banks
Canada	3	13	16	10	11	21
U.S.	21	47	68	(14)	29	15
Business and government
Canada	202	343	545	332	(28)	304
U.S.	(31)	1,129	1,098	(35)	311	276
Subordinated notes and debentures	12	(16)	(4)	40	(35)	5
Obligations related to securities sold
short and under repurchase agreements
Canada	(95)	223	128	(12)	(26)	(38)
U.S.	65	285	350	(1)	161	160
Securitization liabilities	(32)	52	20	(50)	(91)	(141)
Other liabilities
Canada	21	(11)	10	(11)	14	3
U.S.	–	–	–	–	–	–
International	32	13	45	52	58	110
Total interest expense	$303	$2,045	$2,348	$426	$105	$531
Net interest income	$1,365	$(441)	$924	$2,189	$(990)	$1,199
1	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
2	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.

TD BANK GROUP • 2017 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 99